Form 10-K405, Exhibit 13
period 1995-12-31
CADE INDUSTRIES INC
filed 1996-03-29
CIK 356211

                                                                    Exhibit 13.1
                                                                  1995 Cade 10-K

Dear Shareholders:

For the year ended December 31, 1995, your Company made significant improvements in revenue, but sustained a loss of ($0.02) per share due to a write-off of certain costs during the second quarter at our Cade Composites subsidiary.

Sales increased 49%, from $20,460,000 in 1994 to $30,445,000 in 1995, primarily due to the acquisition of H.A.C. and improving conditions in the aerospace industry. Operating income improved from $539,000 in 1994 to $1,070,000 in 1995, prior to the write-off of $1,130,000. Consolidated results for the year after the write-off was a net loss of ($382,000) or ($0.02) per share, compared to net income of $158,000 or $0.01 per share in the prior year.

A review of the prospects of our various operating units gives us optimism for a return to sustained earnings for Cade Industries. Our H.A.C. subsidiary, acquired at the end of 1994 has fully met our expectations. We have increased revenues while lowering costs, increasing efficiencies and posting a positive operating contribution of 6.2%. This was only the first step in rebuilding H.A.C. and we fully expect to see enhanced returns in the years to come.

The Auto-Air subsidiary has been the key performer for many years. Although Auto-Air's revenue base was severely impacted by the industry's downturn over the last several years, the management team has successfully rebuilt the customer base that formerly relied heavily upon one customer and one product. Auto-Air's current customer base and product mix has been diversified, with no one customer or product contributing more than 25% of its 1995 sales. Prices have stabilized and costs have improved, resulting in a 1995 operating income contribution of 9.4% for Auto-Air. The outlook for 1996 at Auto-Air is very positive. Revenue is forecasted to increase by 10-15%, with solid gains expected in operating margins.





                                                         1995 CADE Annual Report
--------------------------------------------------------------------------------

Our Cade Composites subsidiary severely impacted our consolidated results in 1995. Management's decision to aggressively invest in risk sharing programs resulted in costs that were not recoverable against the program's future revenues. The result was the write-off of certain of these costs which forced us to seriously consider all alternatives for this subsidiary. After a thorough internal study, and with the assistance of outside help, we decided to make the necessary internal changes and to continue operating at this location. A new management team was recruited and an aggressive business plan was implemented. The implementation of the business plan has resulted in improvements in operating efficiencies and a reduction in costs of approximately $900,000. These actions have led Cade Composites to expand its customer base and to pursue several new product opportunities that should result in a positive contribution in 1996.

Cade Industries will start operations at its new subsidiary, Cade Commercial Composites, in the third quarter of 1996. We plan to be up to full production by December of 1996 with a product for the Chrysler Prowler. This subsidiary's mission will be to provide world class, low cost manufacturing of commercial products. We believe that our products in this new market have excellent growth potential with current contract awards in excess of $6.0 million.

As important as the internal improvements are, the overriding key to Cade Industries' earnings growth is still the economic health of the airline industry. After several years of major losses within the airline industry, the majority of the world's carriers have reported solid earnings in 1995. The airline industry's earnings improvement is a favorable signal that our industry will be growing. This recovery in earnings has already translated into increased commercial aircraft orders and should provide a resurgence for Cade Industries in new component orders.

The Company's current backlog is reflective of the market's improvement with scheduled orders of $12.8 million, which does not include an additional $10.0 million of scheduled orders on long-term agreements.

Cade Industries' primary products and services are positioned to leverage the growth within the aerospace industry. The demand for composite design and fabrication is growing within engine, airframe, test nacelle and repair and overhaul markets. Our capital investments in tooling, equipment, and design in 1995 will provide a positive competitive advantage within the industry.

The outlook for 1996 is encouraging with improved earnings forecasted as a result of the improving market conditions and our expansion into new markets in commercial applications.

We thank our shareholders, customers, and employees for their support, and we look forward to a strengthening marketplace in 1996.



      /s/ Terrell L. Ruhlman                /s/ Richard A. Lund
    -------------------------------      -------------------------------
          Terrell L. Ruhlman,                   Richard A. Lund,
         Chairman of the Board                     President
      and Chief Executive Officer          and Chief Operating Officer




1995 CADE Annual Report
--------------------------------------------------------------------------------

SELECTED FINANCIAL HIGHLIGHTS

                                                        YEAR ENDED DECEMBER 31
---------------------------------------------------------------------------------------------
                                      1995      1994(1)      1993           1992       1991
---------------------------------------------------------------------------------------------
                                        (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
SELECTED OPERATING DATA
   Sales                            $ 30,445    $ 20,461   $ 16,184       $ 26,287   $ 30,245
   Income (loss) before
        cumulative effect of
        change in method of
        accounting for income
        taxes                           (382)        159       (869)(2)      1,944      2,820
   Income (loss) per share before
        cumulative effect of
        accounting change              (0.02)       0.01      (0.05)(2)       0.12       0.17
   Net income (loss)                    (382)        159       (689)         1,944      2,820
   Net income (loss) per share         (0.02)       0.01      (0.04)          0.12       0.17

SELECTED BALANCE SHEET DATA
   Current assets                     13,653      14,534     13,183         12,713     13,402
   Total assets                       32,685      32,937     24,890         24,055     24,086
   Current liabilities                 6,592       7,969      5,245          2,621      3,719
   Working capital                     7,061       6,565      7,938         10,092      9,683
   Long-term obligations               6,433       4,930      3,046          4,146      5,056
   Shareholders' equity               19,660      20,038     16,599         17,288     15,311

(1) Reflects operations of Pollux Corporation from date of acquisition (December 1, 1994).
(2) Effective January 1, 1993 the Company adopted FASB Statement No. 109, "Accounting for Income Taxes."

MARKET PRICES

The Company's Common Stock is traded on the over-the-counter market (NASDAQ). The approximate number of recordholders of the Company's Common Stock at February 29, 1996 was 1,848. The Company presently intends to retain all available funds for the development of its business and for use as working capital and does not expect to pay dividends in the foreseeable future. There were no cash dividends paid in 1995, 1994 or 1993.

Firstar Trust Company is the stock transfer agent for the Company's Common
Stock.

The following table displays the share prices for the Company's Common Stock in 1995 and 1994.

                              1995                         1994
-----------------------------------------------------------------------
                       HIGH         LOW              HIGH         LOW
-----------------------------------------------------------------------
First Quarter         $23/32      $19/32           $1  4/32     $ 23/32
Second Quarter         26/32       21/32            1             26/32
Third Quarter          28/32       19/32              30/32       22/32
Fourth Quarter         28/32       18/32              25/32       20/32





                                                         1995 CADE Annual Report
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from Cade Industries, Inc.'s ("Company") Consolidated Statements of Operations expressed as a percentage of net sales, and the percentage changes in the dollar amounts of such items from the prior period. Effective December 1, 1994, the Company acquired Pollux Corporation, whose operations are conducted through its wholly-owned subsidiary, H.A.C. Corporation ("H.A.C."). The operating results of H.A.C. are included with those of the Company from the date of acquisition.

                                                                              PERCENT INCREASE
                                         PERCENTAGE OF NET SALES                 (DECREASE)
                                         YEAR ENDED DECEMBER 31               IN DOLLAR AMOUNTS
                                        -------------------------     --------------------------------
                                         1995      1994     1993      1995 vs. 1994      1994 vs. 1993
------------------------------------------------------------------------------------------------------
Net Sales                               100.0%    100.0%   100.0%          48.8%             26.4%
Costs and Expenses:
  Cost of Sales                          82.4%     78.1%    85.5%          56.9%             15.5%
  Selling, General and
    Administrative Expense               17.8%     19.3%    20.7%          37.8%             17.8%
  Net Interest Expense                    2.4%      1.7%     2.2%         105.0%             (2.6%)
                                        -----     -----    -----
    Total Costs and Expenses            102.6%     99.1%   108.4%          54.0%             15.6%
                                        -----     -----    -----
Income (Loss) Before
  Income Taxes and Cumulative
  Effect of Change in Method of
  Accounting for Income Taxes            (2.6%)     0.9%    (8.4%)           *                  *
Income Tax Expense(Credit)               (1.3%)     0.1%    (3.0%)           *                  *
Cumulative Effect of Change
  in Method of Accounting
  for Income Taxes                       --        --       (1.1%)           *                  *
                                        -----     -----    -----
Net Income(Loss)                         (1.3%)     0.8%    (4.3%)           *                  *
                                        =====     =====    =====

*  Not meaningful to presentation

Cade is engaged worldwide in the design, manufacture and repair and overhaul of high technology composite components for the aerospace, air transport and specialty industries. Cade's core products include molded and bonded composite jet engine components consisting of engine inlets, acoustical liners, fairings and engine cases ("Gas Turbine Products"); metal fabricated and bonded composite airframe components consisting of various control surface products, access and landing gear doors and wing tips as well as auxiliary power unit enclosures ("Airframe Products"); the repair and overhaul of commercial and military gas turbine engine and airframe components ("Repair and Overhaul Services"); and test nacelles used in the ground testing and overhaul of major commercial jet engines and related ground support equipment ("Test Equipment"). These products are sold worldwide through the Company's internal sales force and independent sales representatives to major engine equipment manufacturers, airlines and overhaul facilities. For 1995, 1994 and 1993, sales of Gas Turbine Products, Airframe Products, Repair and Overhaul Services and Test Equipment as a percentage of total sales were as follows:

                                              PERCENTAGE OF TOTAL NET SALES
                                              -----------------------------
                                              1995         1994        1993
                                              ----         ----        ----
          Gas Turbine Products                25.7%        35.8%       41.4%
          Airframe Products                   24.8%        11.1%       12.6%
          Repair and Overhaul Services        24.2%         7.2%        2.3%
          Test Equipment                      20.7%        35.3%       32.5%
                                              ----         ----        ----
                                              95.4%        89.4%       88.8%
                                              ====         ====        ====

1995 CADE Annual Report
--------------------------------------------------------------------------------

OUTLOOK AND BACKLOG

At December 31, 1995, the Company's backlog of orders was $12.8 million ($16.7 million at December 31, 1994) plus $10.0 million of scheduled orders under long-term agreements ("LTA's"). Of the total year-end backlog (including LTA's), $19.6 million is scheduled for shipment in 1996. The Company' s backlog of $12.8 million includes only "firm" orders supported by customer purchase orders with fixed delivery dates and excludes "blanket" purchase orders against which customers issue production releases covering relatively short time periods (LTA's). The decrease in order backlog at December 31, 1995 from 1994 primarily reflects the efforts by customers to reduce both inventory levels and production lead times, increases in repair and overhaul sales which generally have lead times of less than 60 days and improved business volumes through LTA's. The Company's order backlog is subject to customer rights of cancellation or rescheduling, although in certain cases the Company would be entitled to receive termination payments. On the basis of current backlog and LTA's, the Company anticipates 1996 sales to increase approximately 10-15% over 1995 sales levels.

1995 COMPARED TO 1994

Net sales in 1995 of $30,445,000 increased $9,984,000 or 48.8% from 1994, as
$10,266,000 of sales from H.A.C., which was acquired as of December 1, 1994, more than offset reduced shipments of test nacelles and other ground support equipment. The Company also had higher sales of gas turbine engine products and airframe products. In addition, inclusion of H.A.C. resulted in higher sales of military aircraft airframe components and repair and overhaul services in 1995, when compared to 1994.

Cost of sales for 1995 increased $9,095,000 or 56.9% from 1994, of which $8,334,000 related to the operations of H.A.C. In addition, approximately $960,000 of the 1995 increase in cost of sales related to the write-off in the second quarter of certain costs at the Company's Cade Composites subsidiary associated with work-in-process, non-recurring engineering charges, contract termination costs, tooling investments, and prototype development costs. This provision came as a result of the Company's ongoing review of development costs and related project investments and the Company's best estimate of matching such costs against future revenue. Excluding the results of H.A.C. and the write-off at Cade Composites, cost of sales for 1995 decreased $199,000 or 1.3% from 1994.

Cost of sales as a percentage of sales was 82.4% and 78.1% for 1995 and 1994, respectively. Excluding the effect of H.A.C.'s operations and the write-off at Cade Composites, cost of sales as a percentage of sales was 78.1% and 78.0% in 1995 and 1994, respectively. The cost of sales percentage, including H.A.C. but not the write-off at Cade Composites, for 1995 increased slightly during 1995 compared to 1994, primarily due to the inclusion for the full year of H.A.C.'s operations whose current material and overhead cost percentages are higher than the Company's historical cost relationships. Partially offsetting the impact of H.A.C. on the cost of sales as a percentage of sales was a shift in product mix at the Company's other manufacturing operations, resulting in a larger portion of sales of gas turbine engine and airframe components which have lower material and higher labor contents.

Selling, general and administrative expenses ("administrative expenses") as a percent of net sales were 17.8% ( 20.9% excluding H.A.C.) and 19.3% ( 19.6% excluding H.A.C.) in 1995 and 1994, respectively. Actual amounts expended in 1995 increased by $1,489,000 from 1994 primarily as a result of the inclusion of H.A.C. for the full year. The decreased percentage of administrative expenses during 1995 compared to 1994 primarily is a result of H.A.C.'s lower administrative expenses as a percent of sales when compared to the Company's historical cost relationship, partially offset by both slightly increased administrative cost expenditures in 1995 at the Company's other subsidiaries and their slightly lower sales base over which to spread fixed costs.

Net interest expense as a percent of sales was 2.4% in 1995 compared to 1.7% for 1994. This increase resulted primarily from higher borrowing (due in large part to the acquisition of H.A.C.) and higher interest rates.

The Company had a net loss of ($382,000) in 1995 compared to net income of $159,000 in 1994 due to the factors discussed above.

1994 COMPARED TO 1993

Net sales for 1994 increased by $4,277,000 or 26.4% from 1993, of which $1,041,000 was attributed to the December 1, 1994 acquisition of H.A.C. The remaining $3,236,000 of the increase, representing 20.0% of the 1993 net sales, reflects higher sales of airframe and gas turbine engine components and overhaul and repair services.

Cost of sales increased 15.5% or $2,147,000 (9.5% or $1,316,000 without regard to H.A.C.) in 1994 from 1993 primarily as a result of the 26.4% increase in net sales, but decreased as a percent of net sales to 78.1% (78.0% without regard to H.A.C.) from 85.5% in 1993. Approximately 3.4% of the change in cost of sales percentages related to 1993 inventory and development project write-offs at the Company's Auto-Air subsidiary.
                                                         1995 CADE Annual Report
--------------------------------------------------------------------------------

Overhead cost of sales as a percent of net sales in 1994 decreased both as a result of a lower labor cost percentage and the spreading of fixed manufacturing costs over a much larger sales base. The increased sales in 1994 of gas turbine and airframe components moved the material and labor cost of sales percentages closer to historical cost relationships. The 1993 cost of sales percentage was negatively impacted by the write-off of obsolete and slow moving inventory resulting from customer order cancellations and delays due to the downturn in the air transport and aerospace industries, and the charge-off of certain costs associated with development projects for which future revenue generation was uncertain.

Selling, general and administrative expenses ("administrative expenses") as a percent of net sales decreased to 19.3% in 1994 from 20.7% in 1993, while actual amounts expended increased by $600,000 in 1994 to $3,940,000. The decreased percentage resulted primarily from the significant increase in 1994 sales and the corresponding spreading of administrative expenses over a larger sales base. This decrease in the administrative expense percentage was partially offset by increased commission expense as a result of a change in the customer mix of test nacelle equipment sales (3.7% of net sales in 1994 compared to 1.9% in 1993). The Company pays commissions only on certain of its products and only to certain of its customers.

Net interest expense as a percent of net sales decreased to 1.7% in 1994 from 2.2% in 1993, while the actual net amount expended remained relatively constant. The slight decrease in actual amounts expended resulted from reduced levels of average indebtedness, the effects of which were partially offset by increased interest rates. The decreased percentage in 1994 resulted primarily from the significantly higher sales volume.

The Company had net income of $159,000 in 1994, compared to a net loss of ($689,000) in 1993 due to the factors discussed above. The 1993 net loss was reduced by a $180,000 cumulative effect adjustment recorded due to the adoption as of January 1, 1993 of FASB Statement No. 109 "Accounting for Income Taxes".

LIQUIDITY AND CAPITAL RESOURCES

The Company has met its working capital and longer term capital needs through short and long-term bank debt, a tax-exempt bond issue and leasing arrangements on certain items of capital equipment. The Company financed its 1994 acquisition of Pollux Corporation by the issuance of its common stock and the assumption of debt.

Capital has principally been used to fund the Company's business development and capital expenditure programs. Management presently expects to continue to invest, at reduced levels, in production technology, tooling and equipment for improved manufacturing efficiency and quality enhancement. The Company will also continue to seek acquisition opportunities to expand and/or diversify its markets.

The Company maintains a $4,000,000 unsecured credit line with a bank, $2,700,000 of which was available at December 31, 1995. The Company also has outstanding approximately $4,208,000 of secured, long-term debt, $652,000 of tax-exempt bonds and $2,861,000 of subordinated notes.

Management believes that expected increased revenues and continued emphasis on working capital management will lead to improved cash flow from operations. As a result, the Company's cash flow from operations and its current credit facilities are believed to be adequate to finance its current operations, the operations of its new Cade Commercial Composites subsidiary, scheduled to begin operation in late 1996, and capital expenditure requirements at present and forecasted levels.

EFFECTS OF INFLATION

The Company had entered into multi-year sales agreements with fixed prices in its core business of gas turbine engine components. These contracts were negatively impacted by material and labor cost increases, but the impact was partially offset by long-term material purchase agreements with suppliers and recently renegotiated sales price increases on certain of the multi-year sales agreements. In addition, Cade continuously reviews cost increases and attempts to reflect these projected cost adjustments in proposals for new orders. As a result, management believes that general inflation did not have a material impact on the Company's operations or financial condition during the periods discussed.


1995 CADE Annual Report
--------------------------------------------------------------------------------

Cade Industries, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31
--------------------------------------------------------------------------------
                                                          1995           1994
--------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                           $   187,485   $    71,537
   Trade accounts receivable                             4,670,698     4,817,958
   Inventories                                           7,918,135     9,321,289
   Refundable federal income taxes                         362,000
   Deferred income taxes                                   379,000       153,000
   Prepaid expenses and other current assets               136,105       170,375
                                                       -----------   -----------
      Total current assets                              13,653,423    14,534,159

Property, plant, and equipment                          15,758,999    15,551,872

Intangible and other assets
   Goodwill                                              3,123,220     2,707,361
   Other assets                                            148,863       143,491
                                                       -----------   -----------
                                                         3,272,083     2,850,852
                                                       -----------   -----------
                                                       $32,684,505   $32,936,883
                                                       ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Note payable to bank                                $ 1,300,000   $ 3,100,000
   Current portion of long-term debt                     1,765,171       937,648
   Trade accounts payable                                1,685,313     2,552,679
   Employee compensation and amounts withheld              614,739       633,736
   Accrued expenses                                        963,747       507,568
   Accrued income taxes                                    262,800       237,101
                                                       -----------   -----------
      Total current liabilities                          6,591,770     7,968,732

Long-term debt                                           5,955,935     4,616,991

Deferred income taxes                                      477,000       313,000

Shareholders' equity
   Preferred stock, 10% cumulative, non-voting,
      stated value $300 per share; authorized
      500 shares, none issued
   Common stock, par value $.001 per share;
      authorized 100,000,000 shares, issued
      21,886,409 shares (1994-21,881,499 shares)            21,886        21,881
   Additional paid-in capital                            8,828,552     8,824,874
   Retained earnings                                    11,063,804    11,445,847
                                                       -----------   -----------
                                                        19,914,242    20,292,602
   Less cost of common stock in treasury
      (200,068 shares in 1995 and 1994)                    254,442       254,442
                                                       -----------   -----------
                                                        19,659,800    20,038,160
                                                       -----------   -----------
                                                       $32,684,505   $32,936,883
                                                       ===========   ===========

See accompanying notes.

                                                        1995 CADE Annual Report
--------------------------------------------------------------------------------

Cade Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    YEAR ENDED DECEMBER 31
------------------------------------------------------------------------------------
                                             1995           1994             1993
------------------------------------------------------------------------------------
Sales                                   $ 30,445,006    $ 20,460,680    $ 16,183,773
Cost of sales                             25,075,996      15,981,016      13,834,185
                                        ------------    ------------    ------------
                                           5,369,010       4,479,664       2,349,588

Selling, general, and
   administrative expenses                 5,429,585       3,940,385       3,343,700
                                        ------------    ------------    ------------

Income (loss) from operations                (60,575)        539,279        (994,112)

Interest
   Income                                     13,627          11,566          31,554
   Expense                                  (732,095)       (362,084)       (391,490)
                                        ------------    ------------    ------------
                                            (718,468)       (350,518)       (359,936)
                                        ------------    ------------    ------------
Income (loss) before income
   taxes and cumulative effect
   of change in method of
   accounting for income taxes              (779,043)        188,761      (1,354,048)

Income tax expense (credit)                 (397,000)         30,000        (485,000)
                                        ------------    ------------    ------------

Income (loss) before cumulative
   effect of change in method of
   accounting for income taxes              (382,043)        158,761        (869,048)

Cumulative effect as of January
   1, 1993 of change in method
   of accounting for income taxes                                            180,000
                                        ------------    ------------    ------------
Net income (loss)                       $   (382,043)   $    158,761    $   (689,048)
                                        ============    ============    ============
Weighted average number of
   shares of common stock
   outstanding                            21,683,947      17,345,814      16,907,238
Net income (loss) per common share:
      Income (loss) before cumulative
         effect of accounting change    $       (.02)   $        .01    $       (.05)
      Cumulative effect of accounting
         change                                                                  .01
                                        ------------    ------------    ------------
      Net income (loss)                 $       (.02)   $        .01    $       (.04)
                                        ============    ============    ============

See accompanying notes.

1995 CADE Annual Report
--------------------------------------------------------------------------------

Cade Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                               COMMON STOCK
                                        --------------------------    ADDITIONAL
                                          NUMBER        PAR VALUE       PAID-IN       RETAINED      TREASURY
                                        OF SHARES         AMOUNT        CAPITAL       EARNINGS        STOCK
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992            17,087,306    $     17,087   $  5,532,873   $ 11,976,134    $(238,192)

Net loss for the year                                                                   (689,048)
                                        ----------    ------------   ------------   ------------    ---------

Balance at December 31, 1993            17,087,306          17,087      5,532,873     11,287,086     (238,192)

   Stock options exercised and
     related repurchase                     75,000              75         52,275                     (16,250)
   Net income for the year                                                               158,761
   Shares issued in connection with
     acquisition                         4,719,193           4,719      3,239,726
                                        ----------    ------------   ------------   ------------    ---------
Balance at December 31, 1994            21,881,499          21,881      8,824,874     11,445,847     (254,442)

   Shares issued in connection with
     acquisition                             4,910               5          3,678
   Net loss for the year                                                                (382,043)
                                        ----------    ------------   ------------   ------------    ---------

Balance at December 31, 1995            21,886,409    $     21,886   $  8,828,552   $ 11,063,804    $(254,442)
                                        ==========    ============   ============   ============    =========



See accompanying notes.


                                                         1995 CADE Annual Report
--------------------------------------------------------------------------------

Cade Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------
                                                            1995           1994            1993
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income (loss)                                    $  (382,043)   $   158,761    $  (689,048)
   Adjustments to reconcile net income
      (loss) to net cash provided by (used in)
         operating activities:
         Depreciation and amortization                    2,356,142      1,453,232      1,174,793
         Provision (credit) for deferred
            income taxes                                    (62,000)        16,000        (73,000)
         Cumulative effect of accounting change                                          (180,000)
         Changes in operating assets and liabilities,
            net of effect of acquisition:
             Trade accounts receivable                      147,260        492,100       (495,596)
              Inventories                                   973,154        381,213       (272,757)
              Other current assets                         (327,730)       552,709       (307,053)
              Trade accounts payable                       (867,366)       (54,033)       262,293
              Other current liabilities                     462,881        227,915       (538,026)
                                                        -----------    -----------    -----------
Net cash provided by (used in)
   operating activities                                   2,300,298      3,227,897     (1,118,394)

INVESTING ACTIVITIES
   Additions to property, plant, and equipment           (2,424,229)      (986,068)    (1,346,738)
   Acquisition of Pollux                                    (73,497)      (539,115)
   Other                                                    (53,091)       (24,239)
                                                        -----------    -----------    -----------

Net cash used in investing activities                    (2,550,817)    (1,549,422)    (1,346,738)

FINANCING ACTIVITIES
   Proceeds from long-term debt                           3,600,000
   Payments and refinancing of long-term debt            (1,433,533)      (903,446)      (895,715)
   Increase (decrease) in notes payable to bank          (1,800,000)      (771,126)     2,900,000
   Change in unexpended restricted bond proceeds                                          153,383
   Exercise of stock options and related repurchase                         36,100
                                                        -----------    -----------    -----------
Net cash provided by (used in) financing
    activities                                              366,467     (1,638,472)     2,157,668
                                                        -----------    -----------    -----------
Increase (decrease) in cash and cash
   equivalents                                              115,948         40,003       (307,464)

Cash and cash equivalents at beginning of year               71,537         31,534        338,998
                                                        -----------    -----------    -----------
Cash and cash equivalents at end of year                $   187,485    $    71,537    $    31,534
                                                        ===========    ===========    ===========

Cash paid (received) during the year for:
  Interest                                              $   657,805    $   356,948    $   384,000
  Income taxes, net of refunds received                      89,984       (340,399)       164,000

Supplemental schedule of noncash
  investing and financing activities:
    Debt exchanged for or assumed in
       acquisition                                                     $ 4,485,283
   Fair market value of common stock
       issued for acquisition                           $     3,683      3,244,445


See accompanying notes.



1995 CADE Annual Report
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.  CORPORATE STRUCTURE AND SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Cade Industries, Inc. and its wholly-owned subsidiaries (Company or Cade); Auto-Air Composites, Inc. (Auto-Air); Cade Composites, Inc. (CCI); Cade International, Inc. (CI) and Pollux Acquisition Corporation (Pollux) and its wholly-owned subsidiary, H.A.C.
Corporation (H.A.C.).   Intercompany accounts and transactions have been
eliminated in consolidation.

Cade is engaged worldwide in the design, manufacture, and repair and overhaul of high technology composite components for the aerospace, air transport and specialty industries. The Company's core products consist of original equipment components for gas turbine engines, airframe, and auxiliary power units. Its specialty niche products include ground based test nacelle systems and repair and overhaul of commercial and military gas turbine engine and airframe components. Through Auto-Air and H.A.C., Cade operates repair stations under Federal Aviation Administration ("FAA") licenses. In addition to FAA certification, Auto- Air and H.A.C. are certified by the European Joint Airworthiness Authority.

The Company and its subsidiaries offer both manufacturing and design services to the industries they serve. The design and manufacturing are interrelated and the various significant operating locations have essentially the same capability. In the opinion of management, the Company operates in a single business segment.

Significant accounting policies are discussed below, and where applicable, in the Notes that follow.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes short-term investments having maturity dates of 90 days or less when purchased.

TRADE ACCOUNTS RECEIVABLE/REVENUE RECOGNITION

Trade accounts receivable represent amounts due from domestic and international equipment manufacturers and air carriers serving the aerospace and air transportation industries as well as from the U.S. Government under certain long-term contracts. The Company generally does not require collateral from its customers. Credit losses have been minimal.

Sales and income are generally recognized at the time products are shipped. Certain production revenues related to long-term contracts (primarily U.S. Government military contracts) are recognized using the percentage of completion method based upon deliveries of finished units. Contract progress billings in advance of deliveries are treated as deferred revenues and are offset against inventoried contract costs in the Company's financial statements ($232,000 in 1994). Reserves for contract losses are accrued when estimated costs to complete exceed expected future revenues.

Net sales to Pratt & Whitney, McDonnell Douglas, General Electric, and the U.S. Government, with which the Company has long- standing customer relationships, amounted to 20%, 5%, 7%, and 13% of 1995 consolidated net sales, respectively (29%, 11%, 7%, and 3% in 1994, 36%, 13%, 12%, and 2% in 1993). Export sales by the Company's domestic subsidiaries were $7,028,000, $5,776,000, and $2,937,000 for the years 1995, 1994, and 1993, respectively.

GOODWILL

Goodwill is being amortized over 30 to 40 years using the straight-line method. Accumulated amortization was $536,000 and $445,000 at December 31, 1995 and 1994, respectively. It is the Company's policy to record goodwill only if the undiscounted cash flows of acquired businesses over the remaining amortization periods exceed such recorded amounts.

INCOME TAXES

Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (Statement 109). The cumulative effect of adopting Statement 109 as of January 1, 1993 was to decrease the 1993 net loss by $180,000 or $.01 per share.

Research and development credits are recorded using the flow-through method of accounting whereby, in the year available for utilization, the credits are applied as a reduction of income tax expense.
                                                        1995 CADE Annual Report
--------------------------------------------------------------------------------

SIGNIFICANT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

NET INCOME (LOSS) PER SHARE

Net income (loss) per share is based on the weighted average number of shares of Common Stock outstanding during the year. The dilutive effect of Common Stock equivalents was not material or such effect was antidilutive.

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments," management has determined that the carrying values of cash and cash equivalents, trade accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments.

Management has also determined that the carrying value of its current and long-term debt and note payable to bank approximate market value as they bear interest at the bank's prime lending rate. It is not practical to estimate the fair value of the subordinated notes due to these notes being non-marketable and subordinated to all other debt.

NOTE 2.   ACQUISITION

In December 1994, the Company acquired 100% of the outstanding shares of Pollux Corporation in exchange for 4,719,000 of the Company's common shares valued at $3,244,000 and the assumption of $4,485,000 of short and long-term debt obligations. Pollux, through its wholly-owned subsidiary, H.A.C. Corporation, overhauls, repairs and manufactures flight control surfaces for both commercial and military aircraft.

The acquisition of Pollux has been accounted for using the purchase method of accounting. The results of its operations have been included in the Company's financial statements from the date of its acquisition.

The following unaudited pro-forma information sets forth the results of the Company's operations as though the purchase of Pollux had been made at the beginning of 1993.

                                         1994                     1993
                                     ------------------------------------
        Revenues                     $30,842,000              $27,188,000
        Net loss                        (439,000)              (2,054,000)
        Net loss per share                 (0.02)                   (0.09)

The above pro-forma unaudited results of operations are not necessarily indicative of the combined operating results as they may be in the future or as they might have been for the periods indicated had the acquisition of Pollux been consummated at the beginning of 1993.

The purchase agreement provided for the contingent issue of up to 882,000 of the Company's common shares to the former Pollux shareholders based on the post-acquisition earnings of Pollux through 1996. During 1995, the Company issued 4,910 shares based upon 1994 post-acquisition earnings. The value, as defined in the purchase agreement, of any contingent common shares issued will be recorded as an addition to intangible assets at the end of the fiscal year in which they are earned.

During 1995, the Company revised its initial estimate of goodwill by reducing the purchase price allocated to inventory, additional acquisition costs and the issuance of additional shares due to the contingent purchase price described above.

NOTE 3.  INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventoried costs relating to long-term contracts are stated at actual production cost.

Inventories consists of:

                                                 DECEMBER 31
                                         --------------------------
                                             1995           1994
                                         --------------------------
        Finished goods                   $  460,501      $  441,957
        Work-in-progress                  4,715,819       6,211,428
        Raw materials and supplies        2,741,815       2,667,904
                                         ----------      ----------
                                         $7,918,135      $9,321,289
                                         ==========      ==========

1995 CADE Annual Report
--------------------------------------------------------------------------------

'NOTE 4.  PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment are stated at cost and consists of:

                                                 DECEMBER 31
                                         -------------------------    ESTIMATED
                                             1995         1994       USEFUL LIFE
                                         ---------------------------------------
        Land and improvements            $   500,864   $   500,864
        Buildings                          4,330,657     4,290,599   25-30 years
        Machinery and equipment            9,116,644     8,128,368   3-12 years
        Tooling                           10,512,553     9,256,142   See below
                                         -----------   -----------
                                          24,460,718    22,175,973
        Accumulated depreciation and
          amortization                     8,701,719     6,624,101
                                         -----------   -----------
                                         $15,758,999   $15,551,872
                                         ===========   ===========

Tooling primarily represents production and engineering costs incurred in the manufacture of tooling for use in new component part and test cell equipment production as well as repair and overhaul efforts. These costs are amortized over projected delivery schedules (new component part and test cell equipment) or estimated time periods (repair and overhaul).

NOTE 5.   NOTE PAYABLE AND LONG-TERM DEBT

Note payable to bank of $1,300,000 at December 31, 1995 represents borrowing under the Company's $4,000,000 unsecured line of credit, which bears interest at the bank's announced prime interest rate less .50% (8.0% at December 31, 1995) and is subject to annual renewal each year in April. Also, at the Company's option, certain increments of the outstanding line of credit may be placed at a Eurodollar-based rate plus 2.1% (weighted-average of 8.0% at December 31, 1995) for fixed periods not to exceed 90 days. This agreement amended the Company's previous $5,000,000 line of credit facility. The line of credit will become secured by substantially all of the Company's and subsidiaries' tangible assets in the event the ratio of debt to tangible net worth equals or exceeds one-to-one.

The weighted-average interest rate on short-term borrowings for the years ended December 31, 1995, 1994, and 1993 was 8.7%, 8.5%, and 6.0% respectively.

Long-term debt consists of:

                                                                        DECEMBER 31
                                                                  -----------------------
                                                                     1995         1994
                                                                  -----------------------
        Term note (A) payable to bank in quarterly
           installments of $128,571 beginning January 1996        $3,600,000
        Term note (B) payable to bank in quarterly installments
           of $71,429 with a final installment of $642,857
           paid in September 1995                                              $  785,714
        Limited obligation revenue bonds, interest ranging
          from 7.00% to 7.10%, due 1996-1997                         652,500    1,262,500
        Note payable to bank in monthly installments to
          July 2005                                                  591,025      609,759
        Subordinated notes payable in four equal annual
           payments beginning November 1996, interest
           at 6.0% payable semi-annually                           2,861,040    2,861,040
        Capital lease obligations                                     16,541       35,626
                                                                  ----------   ----------
                                                                   7,721,106    5,554,639
           Current maturities                                      1,765,171      937,648
                                                                  ----------   ----------
                                                                  $5,955,935   $4,616,991
                                                                  ==========   ==========

  * The term note (A) is secured by substantially all of the Company's and subsidiaries' tangible assets and bears interest at the bank's announced prime interest rate less .25% (8.25% at December 31, 1995). This term debt is guaranteed by each subsidiary. Under this agreement, which covers both the term loan and the line of credit, the Company is subject to restrictions relating to maintenance of net worth, working capital, debt levels, disposition of its assets, future acquisitions, incurrence of additional indebtedness, and changes in its capital structure.
  * In September 1995, the Company refinanced the term note (B) from the proceeds of term note (A).
  *     The limited obligation revenue bonds were issued by a municipal economic development corporation under an agreement with the Company's Auto-Air subsidiary. Annual principal and semi-annual interest payments to bondholders will be drawn by the appointed trustee from an irrevocable direct pay letter of credit issued by a bank. The letter of credit agreement between Auto-Air and the bank is guaranteed by the Company and is
                                                        1995 CADE Annual Report
--------------------------------------------------------------------------------
        secured by substantially all of the tangible assets of Auto-Air and the Company. Auto-Air paid a one time commitment fee of .75% of the original letter of credit amount and is required to pay an annual fee of .75% of the outstanding balance of the letter of credit. The bonds mature from one to two years and are fixed rate issues with a weighted average interest rate of 7.1%. Use of the bond proceeds was restricted to qualified capital expenditures as defined in the agreement. Approximately $1,701,000 of bond proceeds were used to retire pre-existing debt related to previous qualified capital expenditures.

  * The note payable to bank is secured by certain Pollux real estate and equipment items, bearing interest at 2.75% plus the prime lending rate, as defined (8.5% at December 31, 1995).

  * As part of the acquisition of Pollux, the Company issued $2,861,040 of 6% subordinated notes in exchange for a like amount of Pollux 8% convertible subordinated debentures. Such notes are subordinated to all indebtedness for borrowed money and property and equipment purchases including capital leases.

Aggregate annual maturities of long-term debt, including capital leases, for periods subsequent to December 31, 1995 are as follows: 1996--$1,765,171; 1997--$1,409,424; 1998--$1,260,246; 1999--$1,261,513; 2000--$549,879; and
thereafter--$1,474,873.

NOTE 6.  LEASES

Future minimum lease payments, by year and in the aggregate for noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1995:

        1996                                                  $  392,000
        1997                                                     408,000
        1998                                                     426,000
        1999                                                      56,000
                                                              ----------
          Total minimum lease payments                        $1,282,000
                                                              ==========

Rent expense for 1995, 1994, and 1993 totaled $487,000, $378,000, and $372,000, respectively.

NOTE 7.  STOCK OPTIONS

Options activity during the years ended December 31, 1995, 1994, and 1993 is as follows:

                                                 1995        1994        1993
                                               ---------------------------------
Options outstanding at beginning of year        749,000     579,000     626,000
Options granted during year:
    Under 1990 Plan                              96,450     145,000
    Directors                                   100,000     350,000
Options exercised during year                               (75,000)
Options canceled during year                    (75,000)   (250,000)    (47,000)
                                               --------    --------    --------

Options outstanding at end of year              870,450     749,000     579,000
                                               ========    ========    ========

Price                                          $.66-$2.19  $.67-$2.19  $.67-$2.19

Options exercisable at end of year:
    Number                                      683,050     530,400     469,600
    Price                                      $.66-$2.19  $.67-$2.19  $.67-$2.19

Price of options exercised during the year                 $.69-$.72

The 1990 Nonqualified Stock Option Plan provides for the granting of up to 845,000 options for shares of the Company's Common Stock. The option price is the fair market value of the share on the date of the grant. Options expire ten years from date of grant. At six months from grant date, 20% of options may be exercised, and at one year from grant date and for each of the next
three years thereafter, an additional 20% may be exercised.   Options may be
granted under the 1990 Plan through December 31, 2000.

Members of the Board of Directors hold options to purchase 560,000 shares of the Company's Common Stock. The options were granted at fair market value on the date of grant and are exercisable at various dates through May 2004.

1995 CADE Annual Report
--------------------------------------------------------------------------------

NOTE 8.  INCOME TAXES

Significant components of the Company's deferred tax assets (liabilities) as of December 31, 1995 and 1994 are as follows:

                                                          1995           1994
                                                      --------------------------
        Current
           Uniform inventory capitalization           $    77,000    $    79,000
           Uniform tooling capitalization                  53,000         37,000
           Expense and loss accruals                      249,000         37,000
                                                      -----------    -----------
           Total current deferred tax assets          $   379,000    $   153,000
                                                      ===========    ===========
        Long-term
           Net operating carryforwards                $ 1,239,000    $ 1,133,000
           Tax credit carryforwards                       101,000        101,000
           Expense and loss accruals                                     220,000
                                                      -----------    -----------
           Total long-term deferred tax assets          1,340,000      1,454,000
           Valuation allowance                           (640,000)      (536,000)
                                                      -----------    -----------
           Net long-term deferred tax assets              700,000        918,000
           Tax over book depreciation                  (1,177,000)    (1,231,000)
                                                      -----------    -----------
           Total long-term deferred tax liabilities   $  (477,000)   $  (313,000)
                                                      ===========    ===========

With the acquisition of Pollux, the Company received deferred tax benefits as of the date of acquisition of $750,000 including the tax impact of net operating loss and other tax credit carryforwards with expiration dates from 2001 to 2008. Realization of these assets is contingent on future taxable earnings of Pollux. In accordance with the provisions of Statement 109, valuation allowances of $640,000 and $536,000 at December 31, 1995 and 1994 were recorded to reserve for these and other items which may not be realized.

The provision (credit) for income taxes consisted of the following:

                                                 1995          1994          1993
                                              --------------------------------------
        Current (credit):
           Federal                            $(343,000)    $  11,000     $(407,000)
           State and local                        8,000         3,000        (5,000)
                                              ---------     ---------     ---------
           Total current (credit)              (335,000)       14,000      (412,000)

        Deferred (credit):
           Federal                              (62,000)       16,000       (73,000)
                                              ---------     ---------     ---------
                                              $(397,000)    $  30,000     $(485,000)
                                              =========     =========     =========
The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense (credit) is:

        Tax at U.S. statutory rate            $(264,900)    $  64,200     $(460,400)
        State and local income taxes
           (net of federal tax benefit)           5,300         2,000        (3,300)
        Non-deductible amortization              31,500        14,200        14,200
        Lower effective income tax of
           foreign sales corporation            (87,600)      (42,100)      (34,500)
        Adjustment of estimated liabilities     (94,800)
        Exercise of non-qualified stock
           options                                             (2,900)
        Other                                    13,500        (5,400)       (1,000)
                                              ---------     ---------     ---------
                                              $(397,000)    $  30,000     $(485,000)
                                              =========     =========     =========

NOTE 9.  PENSION PLAN

Retirement benefits are provided by the Company to most salaried and non-bargaining unit, hourly employees under contributory defined contribution plans which provide for discretionary contributions. Expense related to these plans was $151,000 in 1995, $115,000 in 1994, and $123,000 in 1993.

Bargaining unit employees of one subsidiary participate in a union sponsored multi-employer defined benefit plan. Company cost and contributions were $139,000 in 1995 and 1994, and $144,000 in 1993. The Company's proportional share of the net assets, accumulated benefits and unfunded vested benefits of this plan is not available. In addition, the Company offers bargaining unit employees electing early retirement continued health benefits for a limited period not to exceed three years with such benefits capped at current rates. Management has determined that the financial impact of this benefit on the Company as determined under Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", is not material.

                                                        1995 CADE Annual Report
--------------------------------------------------------------------------------

NOTE 10.  NEW ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for fiscal years beginning after December 15, 1995. This statement established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and long-lived assets and certain identifiable intangibles to be disposed of. Management believes that the implementation of this new accounting standard will not have a material impact on the Company's consolidated operating results or financial position.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. This statement requires entities to use a fair value based method of accounting for stock-based compensation plans for determining compensation expense or to include this information for disclosure purposes only. Companies may choose between either of the two alternatives. Management intends to adopt this statement on a disclosure only basis and, therefore, does not expect the impact on the Company's consolidated operating results or financial position to be material.

NOTE 11.  QUARTERLY RESULTS (UNAUDITED)

                                                        1995***
                                                  THREE MONTHS ENDED
                     -------------------------------------------------------
                     MARCH 31      JUNE 30**     SEPTEMBER 30    DECEMBER 31         TOTAL
                     -------------------------------------------------------
Sales             $  7,349,861   $  8,638,869    $  6,955,259    $  7,501,017    $ 30,445,006
Cost of sales        5,775,640      7,888,244       5,453,939       5,958,173      25,075,996
Net income (loss)      125,246       (541,201)         25,064           8,848        (382,043)
Net income (loss)
 per common share*        0.01          (0.02)          (0.00)          (0.00)          (0.02)
Weighted average
  common shares
  outstanding       21,681,431     21,681,593      21,686,341      21,686,341      21,683,947

* The sum of the quarterly net income (loss) per share amounts does not equal the annual amount reported. Net income (loss) per share is computed independently for each quarter, the full year and is based on respective weighted average common shares outstanding.

** Second quarter operations includes a charge of $1,130,000 to write-off certain costs at the Company's Cade Composites, Inc. subsidiary associated with work-in-process, non-recurring engineering charges, contract termination costs, tooling investments, prototype development costs and accounts receivable charges. The provision was based on the Company's review of development costs and related project investments and its best estimate of matching such costs against future revenue.

*** The quarterly results reflect the results of operations of Pollux which was acquired in December 1994.

                                                    1994
                                             THREE MONTHS ENDED
                     --------------------------------------------------------
                     MARCH 31      JUNE 30     SEPTEMBER 30    DECEMBER 31***     TOTAL
                     --------------------------------------------------------
Sales              $ 5,203,256   $ 4,448,324   $ 5,025,159     $ 5,783,941     $20,460,680
Cost of sales        4,012,412     3,497,331     3,926,558       4,544,715      15,981,016
Net income               1,159         7,359        17,735         132,508         158,761
Net income per
 common share             0.00          0.00          0.00            0.01            0.01
Weighted average
  common shares
  outstanding       16,907,238    16,947,512    16,962,238      18,552,401      17,345,814

***     See above.

1995 CADE Annual Report
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors
Cade Industries, Inc. and Subsidiaries
Lansing, Michigan


We have audited the accompanying consolidated balance sheet of Cade Industries, Inc. and Subsidiaries as of December 31, 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 1994 and 1993 were audited by other auditors whose report, dated February 13, 1995 included an explanatory paragraph concerning a change in accounting for income taxes discussed in Note 1 to the financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1995 consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1995, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective January 1, 1993 the Company changed its method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109.



/s/ Deloitte & Touche LLP


Lansing, Michigan
February 9, 1996




                                                        1995 CADE Annual Report
--------------------------------------------------------------------------------

                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS      TRANSFER AGENT           GENERAL COUNSEL
5640 Enterprise Drive       Firstar Trust Company    Quarles & Brady
Lansing, MI  48911          615 E. Michigan Street   411 East Wisconsin Avenue
Phone:  517-394-1333        Milwaukee, WI  53202     Milwaukee, WI  53202-4497
Fax:  517-394-1404

CORPORATE AUDITORS
Deloitte & Touche, LLP
Suite 800
120 N. Washington Square
Lansing, MI 48933-1681
--------------------------------------------------------------------------------
                               BOARD OF DIRECTORS

Molly F. Cade               Terrell L. Ruhlman
Educator                    Chairman of the Board
                            Chief Executive Officer

Conrad G. Goodkind          John W. Sandford
Partner                     President
Quarles & Brady             Chief Executive Officer
                            Rolls-Royce North America

William T. Gross            Steven M. Tadler
Consultant                  Senior Vice President
                            Advent International Corporation
Richard A. Lund
President
Chief Operating Officer
--------------------------------------------------------------------------------
                               CORPORATE OFFICERS

Terrell L. Ruhlman                  Richard J. Gribbins
Chairman of the Board               Vice President
Chief Executive Officer
                                    Conrad G. Goodkind
Richard A. Lund                     Secretary
President
Chief Operating Officer             James E. Nault
                                    Assistant Treasurer
Edward B. Stephens
Vice President, Chief Financial Officer,
Treasurer and Assistant Secretary
--------------------------------------------------------------------------------
                                  SUBSIDIARIES

AUTO-AIR COMPOSITES, INC.          POLLUX ACQUISITION CORPORATION
5640 Enterprise Drive              5640 Enterprise Drive
Lansing, MI  48911                 Lansing, MI  48911
Phone:  517-393-4040               Phone:  517-394-1333
John F. Scanlon, President         Richard A. Lund, President

CADE COMPOSITES, INC.              H.A.C. CORPORATION
4075 Ruffin Road                   537 Camden Drive
San Diego, CA  92123               Grand Prairie, TX  75051
Phone:  619-571-5220               Phone:  214-263-4387
Robert C. Spring, President        John E. Haran, President

CADE INTERNATIONAL, INC.           CADE COMMERCIAL COMPOSITES, INC.
5640 Enterprise Drive              5640 Enterprise Drive
Lansing, MI  48911                 Lansing, MI  48911
Phone:  517-394-1333               Phone:  517-394-1333
Richard A. Lund, President         Richard A. Lund, President

FORM 10-K INFORMATION - A COPY OF FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING FINANCIAL STATEMENTS AND SCHEDULES THERETO, WILL BE PROVIDED TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST. REQUESTS MAY BE DIRECTED TO SHERYL A. MULL, SHAREHOLDER RELATIONS, CADE INDUSTRIES, INC.; P.O. BOX 23094; LANSING, MI 48909.

1995 CADE Annual Report
--------------------------------------------------------------------------------
                                       18