Form 10-K405, Exhibit 13
period 1996-12-31
CADE INDUSTRIES INC
filed 1997-03-31
CIK 356211

                                                             EXHIBIT 13.1

[CADE LOGO]---------------------------------------------------------------------

SELECTED FINANCIAL HIGHLIGHTS

                                                                       YEAR ENDED DECEMBER 31
----------------------------------------------------------------------------------------------------------------------
                                              1996           1995              1994(1)        1993              1992
----------------------------------------------------------------------------------------------------------------------
                                                         (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
SELECTED OPERATING DATA
  Sales                                        $34,867       $ 30,445           $20,461       $ 16,184           $26,287
  Income (loss) before cumulative
    effect of change in method of
    accounting for income taxes                  1,058           (382)              159           (869)(2)         1,944
  Income (loss) per share before
    cumulative effect of accounting change        0.05          (0.02)             0.01          (0.05)(2)          0.12
  Net income (loss)                              1,058           (382)              159           (689)            1,944
  Net income (loss) per share                     0.05          (0.02)             0.01          (0.04)             0.12

SELECTED BALANCE SHEET DATA
  Current assets                                17,147         13,653            14,534         13,183            12,713
  Total assets                                  35,304         32,685            32,937         24,890            24,055
  Current liabilities                            9,148          6,592             7,969          5,245             2,621
  Working capital                                7,999          7,061             6,565          7,938            10,092
  Long-term obligations                          5,473          6,433             4,930          3,046             4,146
  Shareholders' equity                          20,683         19,660            20,038         16,599            17,288

(1) Reflects operations of Pollux Corporation from date of acquisition (December 1, 1994).

(2) Effective January 1, 1993 the Company adopted FASB Statement No. 109, "Accounting for Income Taxes."

MARKET PRICES

The Company's Common Stock is traded on the over-the-counter market (NASDAQ). The approximate number of recordholders of the Company's Common Stock at February 28, 1997 was 1,694. The Company presently intends to retain all available funds for the development of its business and for use as working capital and does not expect to pay dividends in the foreseeable future. There were no cash dividends paid in 1996, 1995 or 1994.

Firstar Trust Company is the stock transfer agent for the Company's Common
Stock.

The following table displays the share prices for the Company's Common Stock in 1996 and 1995.

                             1996                       1995
                      -----------------          --------------------
                      HIGH          LOW          HIGH            LOW
                      ----          ---          ----            ---
First Quarter        $  25/32       $ 18/32      $23/32       $19/32
Second Quarter        1 28/32         23/32       26/32        21/32
Third Quarter         1 21/32        1            28/32        19/32
Fourth Quarter        1 17/32        1 5/32       28/32        18/32

                                                         1996 CADE ANNUAL REPORT

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

                                                                                       PERCENT INCREASE
                                           PERCENTAGE OF NET SALES                        (DECREASE)
                                            YEAR ENDED DECEMBER 31                     IN DOLLAR AMOUNTS
---------------------------------------------------------------------------------------------------------------
                                         1996        1995           1994       1996 VS. 1995      1995 VS. 1994
---------------------------------------------------------------------------------------------------------------
Net Sales                               100.0%       100.0%        100.0%           14.5%           48.8%
Costs and Expenses:
 Cost of Sales                           76.6%        82.4%         78.1%            6.5%           56.9%
 Selling, General and
  Administrative Expense                 17.5%        17.8%         19.3%           12.3%           37.8%
 Net Interest Expense                     2.1%         2.4%          1.7%            1.5%          105.0%
                                        -----        -----         -----
  Total Costs and Expenses               96.2%       102.6%         99.1%            7.4%           54.0%
                                        -----        -----         -----
Income (Loss) Before Income Taxes         3.8%        (2.6%)         0.9%               *               *
Income Tax Expense(Credit)                0.8%        (1.3%)         0.1%               *               *
                                        -----        -----         -----
Net Income(Loss)                          3.0%        (1.3%)         0.8%               *               *
                                        =====        =====         =====


*  Not meaningful to presentation

Cade is engaged worldwide in the design, manufacture, and repair and overhaul of high technology composite components for the aerospace, air transport and specialty industries. Cade's core products include molded and bonded composite jet engine components consisting of engine inlets, acoustical liners, fairings, auxiliary power unit enclosures and engine cases ("Gas Turbine Products"); metal fabricated and bonded composite airframe components consisting of various control surface products, access doors, wing tips and interior structures ("Airframe Products"); the repair and overhaul of commercial and military airframe components and of commercial gas turbine engine components as well as flight nacelle structures ("Repair and Overhaul Services"); and test nacelles used in the ground testing and overhaul of major commercial jet engines and related ground support equipment ("Test Equipment"). These products are sold worldwide through the Company's internal sales force and independent sales representatives to major engine and airframe equipment manufacturers, airlines and overhaul facilities. For 1996, 1995 and 1994, sales of Gas Turbine Products, Airframe Products, Repair and Overhaul Services and Test Equipment as a percentage of total sales were as follows:

                                     PERCENTAGE OF TOTAL NET SALES
------------------------------------------------------------------
                                     1996        1995         1994
------------------------------------------------------------------
Gas Turbine Products                 29.4%       25.7%       35.8%
Airframe Products                    20.9%       24.8%       11.1%
Repair and Overhaul Services         27.2%       24.2%        7.2%
Test Equipment                       19.2%       20.7%       35.3%
                                     ----        ----        ----
                                     96.7%       95.4%       89.4%
                                     ====        ====        ====

OUTLOOK AND BACKLOG

At December 31, 1996, the Company's backlog of orders was $34.8 million ($22.8 million at December 31, 1995), which included $14.9 million of scheduled orders under long-term agreements. Of the total year-end backlog, $30.7 million is scheduled for shipment in 1997. The Company's backlog includes both firm orders supported by customer purchase orders with fixed delivery dates and blanket purchase orders against which customers issue production

                                                             Continued on page 5

[CADE LOGO]---------------------------------------------------------------------

Continued from page 4

releases covering relatively short time periods. The increase in order backlog at year-end 1996 from 1995 primarily reflects the improved economic conditions in the aircraft industry as evidenced by increases in airline traffic, higher fares, record airline profits and increased orders for new aircraft. This growth in order backlog has occurred at each of the Company's subsidiaries and primarily reflects increases in orders for military and commercial airframe components and gas turbine engine products. The Company's order backlog is subject to customer rights of cancellation or rescheduling, although in certain cases the Company would be entitled to receive termination payments.

Overhaul and repair orders are excluded from the Company's order backlog due to their very short lead times. Overhaul and repair was the fastest growing product group in 1996 and management presently expects continued strength in this area moving into 1997.

On the basis of current backlog and long-term agreements, the Company anticipates another strong sales year in 1997.

1996 COMPARED TO 1995

Net sales for 1996 increased by $4,422,000 or 14.5% from 1995. This increase in sales was due primarily to higher sales of both overhaul and repair services and gas turbine engine components. Partially offsetting these increases were lower sales of military components due to the completion of a government contract in 1995 and delays in military first article approvals in 1996.

Cost of sales increased 6.5% or $1,629,000 in 1996 from 1995, primarily as a result of the 14.5% increase in net sales. In addition, the 1995 cost of sales amount included $960,000 related to the write-off in the second quarter of certain costs at the Company's Cade Composites, Inc. subsidiary associated with work-in-process, non-recurring engineering charges, contract termination costs, tooling investments and prototype development costs. Excluding this write-off at Cade Composites from 1995 amounts, cost of sales for 1996 increased $2,589,000 or 10.7%.

Cost of sales as a percentage of sales was 76.6% and 82.4% for 1996 and 1995, respectively. Excluding the effect of the write-off at Cade Composites, cost of sales as a percentage of sales was 79.2% in 1995. Material cost of sales as a percent of net sales in 1996 decreased due primarily to lower military sales at H.A.C. and much higher sales of commercial overhaul and repair services in 1996. Military sales in 1995 carried a higher material content than that of the Company's historical product mix while overhaul and repair services reflect lower than normal material contents. These decreases in the material cost percentage due to product mix changes were partially offset by an increase in material content for certain gas turbine engine components as a result of changing from customer supplied material to purchased material. Overhead cost of sales as a percent of sales decreased as a result of cost containment efforts, improved operational efficiency and the spreading of fixed manufacturing costs over a larger sales base.

Selling, general and administrative expenses ("administrative expenses") as a percent of net sales decreased slightly in 1996 to 17.5% from 17.8% in 1995, while actual amounts expended increased by $668,000 in 1996 to $6,097,000. The decreased percentage resulted primarily from the 14.5% increase in 1996 sales and the corresponding spreading of administrative expenses over a larger sales base. Factors contributing to the higher administrative expenses in 1996 were increased marketing costs, commission expense, professional and consulting fees, administrative staff and related costs, and travel related costs incurred to support the increased sales levels of 1996 and those expected in 1997. Sales commission expenditures are directly related to the sales mix of products and/or customers involved. The increased sales commissions in 1996 resulted primarily from greater overhaul and repair sales subject to commission payments.

Net interest expense as a percent of sales decreased to 2.1% in 1996 from 2.4% in 1995, while the actual net amount expended remained relatively unchanged. Line of credit usage increased in 1996 compared to 1995. However, the effect of increased borrowing was largely offset by lower overall interest rates as a result of borrowing at Eurodollar-based interest rates.

Income tax expense was $277,000 or 0.8% of sales in 1996, compared to a negative expense of ($397,000) or (1.3%) of sales in 1995. The effective tax rate was lower than the statutory tax rate due to the lower tax rate applicable to the Company's foreign sales corporation and to certain adjustments to income tax liabilities.

The Company had net income of $1,058,000 in 1996, compared to a net loss of ($382,000) in 1995. Factors contributing to this change were discussed above.

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

Cost of sales in 1995 increased $9,095,000 or 56.9% from 1994, of which $8,334,000 related to the operations of H.A.C. In addition, approximately $960,000 of the 1995 increase in cost of sales related to the write-off at the Company's Cade Composites subsidiary as discussed in the previous section. Excluding the results of H.A.C. and the write-off at Cade Composites, cost of sales for 1995 decreased $199,000 or 1.3% from 1994.

                                                         1996 CADE ANNUAL REPORT

Cost of sales as a percentage of sales was 82.4% and 78.1% for 1995 and 1994, respectively. Excluding the effect of H.A.C.'s operations and the write-off at Cade Composites, cost of sales as a percentage of sales was 78.1% and 78.0% in 1995 and 1994, respectively. The cost of sales percentage, including H.A.C., but not the write-off at Cade Composites, for 1995 increased slightly during 1995 compared to 1994, primarily due to the inclusion for the full year of H.A.C.'s operations where material and overhead cost percentages were higher than the Company's historical cost relationships. Partially offsetting the impact of H.A.C. on the cost of sales as a percentage of sales was a shift in product mix at the Company's other manufacturing operations, resulting in a larger portion of sales of gas turbine engine and airframe components which have lower material and higher labor contents.

Administrative expenses as a percent of net sales were 17.8% (20.9% excluding H.A.C.) and 19.3% (19.6% excluding H.A.C.) in 1995 and 1994, respectively. Actual amounts expended in 1995 increased by $1,489,000 from 1994 primarily as a result of the inclusion of H.A.C. for the full year. The decreased percentage of administrative expenses during 1995 compared to 1994 was a result primarily of H.A.C.'s lower administrative expenses as a percent of sales when compared to the Company's historical cost relationship, partially offset by both slightly increased administrative cost expenditures in 1995 at the Company's other subsidiaries and their slightly lower sales base over which to spread fixed costs.

Net interest expense as a percent of sales was 2.4% in 1995 compared to 1.7% for 1994. This increase resulted primarily from higher borrowing (due in large part to the assumption of H.A.C. debt) and higher interest rates.

Income taxes in 1995 were a negative expense of ($397,000) or (1.3%) of sales, compared to a positive expense of $30,000 or 0.1% of sales in 1994. The effective tax rate was lower than the statutory tax rate due to the lower tax rate applicable to the Company's foreign sales corporation and to certain adjustments to income tax liabilities.

The Company had a net loss of ($382,000) in 1995 compared to net income of $159,000 in 1994 due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

The Company has met its working capital and longer term capital needs through short and long-term bank debt and leasing arrangements on certain items of capital equipment. The Company financed its 1994 acquisition of Pollux Corporation by the issuance of its common stock and the assumption of debt.

Capital has principally been used to fund the Company's inventory, accounts receivable, and equipment and tooling expenditures. Management expects to continue its present level of investment in inventory to support the higher sales volume expected in 1997. Investment in production technology, tooling and equipment for improved manufacturing efficiency and quality enhancement are expected to continue at present levels. Subsequent to December 31, 1996 the Company invested approximately $535,000 in additional manufacturing and warehousing capacity for its Auto-Air Composites subsidiary in order to meet increased production requirements beginning in early 1997. The Company is continuing to pursue acquisition opportunities to expand and/or diversify its markets.

The Company maintains a $5,000,000 unsecured credit line with a bank, $1,990,000 of which was available at December 31, 1996. The Company also has outstanding approximately $4,105,000 of secured, long-term debt, $146,000 of tax-exempt bonds and $2,146,000 of subordinated notes. Additional secured, long-term debt was primarily used in 1997 to finance the facility investment for the Company's Auto-Air Composites subsidiary previously discussed.

Management believes that expected increased revenues and continued emphasis on working capital management will lead to improved cash flow from operations. As a result, the Company's cash flow from operations and its current credit facilities are believed to be adequate to finance its current operations, and capital expenditure requirements at present and forecasted levels.

EFFECTS OF INFLATION

The Company had entered into multi-year sales agreements with fixed prices in its core businesses of gas turbine engine components and test nacelle products and services. These contracts were negatively impacted by material and labor cost increases, but the impact was partially offset by long-term material purchase agreements with suppliers, recently renegotiated sales price increases on certain of the multi-year sales agreements and productivity improvements. In addition, Cade continuously reviews cost increases and attempts to reflect these projected cost adjustments in proposals for new orders. As a result, management believes that general inflation did not have a material impact on the Company's operations or financial condition during the periods discussed.

[CADE LOGO]

Cade Industries, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------
                                                                                  DECEMBER 31
                                                                            1996              1995
-----------------------------------------------------------------------------------------------------
ASSETS
Current assets
 Cash and cash equivalents                                              $    21,606       $   187,485
 Trade accounts receivable                                                6,585,905         4,670,698
 Inventories                                                              9,913,770         7,918,135
 Refundable federal income taxes                                                              362,000
 Deferred income taxes                                                      445,000           379,000
 Prepaid expenses and other current assets                                  180,279           136,105
                                                                        -----------       -----------
  Total current assets                                                   17,146,560        13,653,423
Property, plant and equipment                                            15,006,081        15,758,999
Intangible and other assets
 Goodwill                                                                 3,014,369         3,123,220
 Other assets                                                               137,430           148,863
                                                                        -----------       -----------
                                                                          3,151,799         3,272,083
                                                                        -----------       -----------
                                                                        $35,304,440       $32,684,505
                                                                        ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Note payable to bank                                                   $ 3,010,000       $ 1,300,000
 Current portion of long-term debt                                        1,558,220         1,765,171
 Trade accounts payable                                                   2,888,283         1,685,313
 Employee compensation and amounts withheld                               1,013,108           614,739
 Accrued expenses                                                           552,097           963,747
 Accrued income taxes                                                       126,216           262,800
                                                                        -----------       -----------
  Total current liabilities                                               9,147,924         6,591,770
Long-term debt                                                            4,839,181         5,955,935
Deferred income taxes                                                       634,000           477,000
Shareholders' equity
 Preferred stock, 10% cumulative, non-voting, stated value $300 per share; authorized 500 shares, none issued
 Common stock, par value $.001 per share;
  authorized 100,000,000 shares, issued
  21,972,859 shares (1995-21,886,409 shares)                                 21,973            21,886
 Additional paid-in capital                                               8,885,977         8,828,552
 Retained earnings                                                       12,122,296        11,063,804
                                                                         ----------        ----------
                                                                         21,030,246        19,914,242
 Less cost of common stock in treasury
  (280,568 and 200,068 shares in 1996 and
  1995, respectively)                                                       346,911           254,442
                                                                         ----------        ----------
                                                                         20,683,335        19,659,800
                                                                         ----------        ----------
                                                                        $35,304,440       $32,684,505
                                                                        ===========       ===========

See accompanying notes

                                                         1996 CADE ANNUAL REPORT

Cade Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEAR ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------------
                                                        1996                1995                1994
-------------------------------------------------------------------------------------------------------
Sales                                              $ 34,867,072        $ 30,445,006        $ 20,460,680
Cost of sales                                        26,704,927          25,075,996          15,981,016
                                                   ------------        ------------        ------------
                                                      8,162,145           5,369,010           4,479,664
Selling, general and administrative expenses          6,097,363           5,429,585           3,940,385
                                                   ------------        ------------        ------------
Income (loss) from operations                         2,064,782             (60,575)            539,279
Interest
 Income                                                  32,359              13,627              11,566
 Expense                                               (761,649)           (732,095)           (362,084)
                                                   ------------        ------------        ------------
                                                       (729,290)           (718,468)           (350,518)
                                                   ------------        ------------        ------------
Income (loss) before income taxes                     1,335,492            (779,043)            188,761
Income tax expense (credit)                             277,000            (397,000)             30,000
                                                   ------------        ------------        ------------
Net income (loss)                                  $  1,058,492        $   (382,043)       $    158,761
                                                   ============        ============        ============
Weighted average number of
 shares of common stock outstanding                  21,693,479          21,683,947          17,345,814
Net income (loss) per common share                 $        .05        $       (.02)       $        .01
                                                   ============        ============        ============

See accompanying notes.

[CADE LOGO]

Cade Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          YEAR ENDED DECEMBER 31
-----------------------------------------------------------------------------------------------------------
                                                               1996              1995               1994
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income (loss)                                        $ 1,058,492        $  (382,043)       $   158,761
 Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
   Depreciation and amortization                            2,626,109          2,356,142          1,453,232
   Provision (credit) for deferred income taxes                91,000            (62,000)            16,000
   Loss on sale of equipment                                   13,520
   Changes in operating assets and liabilities,
    net of effect of acquisition:
     Trade accounts receivable                             (1,915,207)           147,260            492,100
     Inventories                                           (1,995,635)           973,154            381,213
     Other current assets                                     317,826           (327,730)           552,709
     Trade accounts payable                                 1,202,970           (867,366)           (54,033)
     Other current liabilities                               (149,865)           462,881            227,915
                                                            ---------          ---------          ---------
Net cash provided by operating activities                   1,249,210          2,300,298          3,227,897

INVESTING ACTIVITIES
 Additions to property, plant and equipment                (1,764,166)        (2,424,229)          (986,068)
 Acquisition of Pollux                                                           (73,497)          (539,115)
 Other                                                         (2,261)           (53,091)           (24,239)
Net cash used in investing activities                      (1,766,427)        (2,550,817)        (1,549,422)

FINANCING ACTIVITIES
 Proceeds from long-term debt                                 507,316          3,600,000
 Payments and refinancing of long-term debt                (1,831,021)        (1,433,533)          (903,446)
 Increase (decrease) in notes payable to bank               1,710,000         (1,800,000)          (771,126)
 Purchases of common stock for treasury                       (92,469)
 Exercise of stock options and related repurchase              57,512                                36,100
                                                            ---------          ---------          ---------
Net cash provided by (used in) financing activities           351,338            366,467         (1,638,472)
                                                            ---------          ---------          ---------
Increase (decrease) in cash and cash equivalents             (165,879)           115,948             40,003
Cash and cash equivalents at beginning of year                187,485             71,537             31,534
                                                            ---------          ---------          ---------
Cash and cash equivalents at end of year                  $    21,606        $   187,485        $    71,537
                                                            =========          =========          =========
Cash paid (received) during the year for:
 Interest                                                 $   772,257        $   657,805        $   356,948
 Income taxes, net of refunds received                        (39,415)            89,984           (340,399)
Supplemental schedule of noncash investing and financing activities:
  Capital leases                                          $   507,316
  Debt exchanged for or assumed in acquisition                                                  $ 4,485,283
  Fair market value of common stock issued
   for acquisition                                                           $     3,683          3,244,445

See accompanying notes

                                                         1996 CADE ANNUAL REPORT

Cade Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                          COMMON STOCK
                                                    ------------------------
                                                                                  ADDITIONAL
                                                     NUMBER        PAR VALUE        PAID-IN           RETAINED           TREASURY
                                                    OF SHARES        AMOUNT         CAPITAL           EARNINGS             STOCK
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                        17,087,306       $17,087       $5,532,873       $ 11,287,086        $(238,192)
 Stock options exercised and
  related repurchase                                    75,000            75           52,275                             (16,250)
 Net income for the year                                                                                 158,761
 Shares issued in connection with acquisition        4,719,193         4,719        3,239,726
                                                    ----------        ------        ---------         ----------         --------
Balance at December 31, 1994                        21,881,499        21,881        8,824,874         11,445,847         (254,442)
 Shares issued in connection with acquisition            4,910             5            3,678
 Net loss for the year                                                                                  (382,043)
                                                    ----------        ------        ---------         ----------         --------
Balance at December 31, 1995                        21,886,409        21,886        8,828,552         11,063,804         (254,442)
 Stock options exercised                                86,450            87           57,425
 Purchases of 80,500 shares of common stock                                                                               (92,469)
 Net income for the year                                                                               1,058,492
                                                    ----------        ------        ---------         ----------         --------
Balance at December 31, 1996                        21,972,859       $21,973       $8,885,977       $ 12,122,296        $(346,911)
                                                    ==========        ======        =========         ==========         ========

See accompanying notes.

[CADE LOGO]---------------------------------------------------------------------

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

Cade is engaged worldwide in the design, manufacture, and repair and overhaul of high technology composite components for the aerospace, air transport and specialty industries. The Company's core products consist of original equipment components for gas turbine engines, airframe, and auxiliary power units. Its specialty niche products include ground-based test nacelle systems and repair and overhaul of commercial gas turbine engine components and both commercial and military airframe components. Through Auto-Air and H.A.C., Cade operates repair stations under Federal Aviation Administration ("FAA") licenses. In addition to FAA certification, Auto-Air and H.A.C. are certified by the European Joint Airworthiness Authority.

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

Sales and income are generally recognized at the time products are shipped. Contract progress billings in advance of deliveries are treated as deferred revenues and are offset against inventoried contract costs in the Company's financial statements ($143,000 in 1996). Reserves for contract losses are accrued when estimated costs to complete exceed expected future revenues.

Net sales to Pratt & Whitney, McDonnell Douglas, General Electric, and the U.S. Government, with which the Company has long-standing customer relationships, amounted to 25%, 6%, 4% and 5% of 1996 consolidated net sales, respectively (20%, 5%, 7% and 13% in 1995, 29%, 11%, 7% and 3% in 1994). Export sales by the
Company's domestic subsidiaries were $6,024,000, $7,028,000 and $5,776,000 for the years 1996, 1995 and 1994, respectively.

GOODWILL

Goodwill is being amortized over 30 to 40 years using the straight-line method. Accumulated amortization was $645,000 and $536,000 at December 31, 1996 and 1995, respectively. It is the Company's policy to carry goodwill only if the projected undiscounted cash flows of acquired businesses over the remaining amortization periods exceed such recorded amounts of goodwill.

INCOME TAXES

Income taxes have been provided using the liability method. Deferred income tax liabilities and assets are recorded at the end of each period based on the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using the tax rate expected to be in effect when the taxes are actually paid or recovered.

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

                                                         1996 CADE ANNUAL REPORT

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

Management has also determined that the carrying value of its current and long-term debt and note payable to bank approximate market value as they mainly bear interest at rates that vary with the bank's prime lending rate. It is not practical to estimate the fair value of the subordinated notes due to these notes being non-marketable and subordinated to all other debt.

LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

Effective January 1, 1996, Cade adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and long-lived assets and certain identifiable intangibles to be disposed of. The adoption of this new accounting standard did not have a material effect on Cade's consolidated operating results or financial position.

NOTE 2. ACQUISITION

In December 1994, the Company acquired 100% of the outstanding shares of Pollux Corporation in exchange for 4,719,000 of the Company's common shares valued at $3,244,000 and the assumption of $4,485,000 of short- and long-term debt obligations. Pollux, through its wholly-owned subsidiary, H.A.C. Corporation, overhauls, repairs and manufactures flight control surfaces for both commercial and military aircraft.

The acquisition of Pollux has been accounted for using the purchase method of accounting. The results of its operations have been included in the Company's financial statements from the date of its acquisition.

Had the purchase of Pollux been made at the beginning of 1994 the Company's operations would have reflected the following unaudited pro-forma results for 1994: revenues of $30,842,000, a net loss of $439,000 and a net loss per share of $0.02. These pro-forma unaudited results of operations are not necessarily indicative of the combined operating results as they may be in the future or as they might have been for the period indicated had the acquisition of Pollux been consummated at the beginning of 1994.

The purchase agreement provided for the contingent issue of up to 882,000 of the Company's common shares to the former Pollux shareholders based on the post-acquisition earnings of Pollux through 1996. During 1995, the Company issued 4,910 shares based upon 1994 post-acquisition earnings. The value, as defined in the purchase agreement, of the contingent common shares issued was recorded as an addition to intangible assets in 1995. No contingent shares were earned by former Pollux shareholders based on Pollux earnings in 1996 and 1995.

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

  Inventories consists of:

                                        DECEMBER 31
                                 ---------------------------
                                    1996             1995
                                 ----------       ----------
Finished goods                   $  372,896       $  460,501
Work-in-progress                  5,494,016        4,715,819
Raw materials and supplies        4,046,858        2,741,815
                                 ----------       ----------
                                 $9,913,770       $7,918,135
                                 ==========       ==========

[CADE LOGO]---------------------------------------------------------------------

NOTE 4.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and consist of:

                                                         DECEMBER 31
                                                ------------------------------      ESTIMATED
                                                    1996               1995         USEFUL LIFE
                                                -----------------------------------------------
Land and improvements                           $   500,864       $   500,864
Buildings                                         4,356,455         4,330,657       25-30 years
Machinery and equipment                           9,910,080         9,116,644        3-12 years
Tooling                                          11,395,706        10,512,553         See below
                                                -----------       -----------
                                                 26,163,105        24,460,718
Accumulated depreciation and amortization        11,157,024         8,701,719
                                                -----------       -----------
                                                $15,006,081       $15,758,999
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

NOTE 5. NOTE PAYABLE AND LONG-TERM DEBT

Note payable to bank of $3,010,000 at December 31, 1996 represents borrowing under the Company's $5,000,000 unsecured line of credit, which bears interest at the bank's announced prime interest rate less .50% (7.75% at December 31, 1996) and is subject to annual renewal each year in April. Also, at the Company's option, certain increments of the outstanding line of credit may be placed at a Eurodollar-based rate plus 2.1% (7.66% at December 31, 1996) for fixed periods not to exceed 90 days. The line of credit will become secured by substantially all of the Company's and subsidiaries' tangible assets in the event the ratio of debt to tangible net worth equals or exceeds one-to-one.

The weighted-average interest rate on short-term borrowings for the years ended December 31, 1996, 1995 and 1994 was 7.8%, 8.7% and 8.5%, respectively.

Long-term debt consists of:

                                                                     December 31
                                                             ---------------------------
                                                                1996             1995
Term note payable to bank in quarterly
 installments of $128,571                                    $3,085,714       $3,600,000
Limited obligation revenue bonds, interest at
 7.10%, due September 1997                                      146,250          652,500
Note payable to bank in monthly installments to
 July 2005                                                      567,263          591,025
Subordinated notes payable in four equal annual
 payments beginning November 1996, interest
 at 6.0% payable semi-annually                                2,145,780        2,861,040
Capital lease obligations, interest rates ranging from
 8.1% to 9.4%, due through April 2001                           452,394           16,541
                                                             ----------       ----------
                                                              6,397,401        7,721,106
 Current maturities                                           1,558,220        1,765,171
                                                             ----------       ----------
                                                             $4,839,181       $5,955,935
                                                             ==========       ==========

* The term note is secured by substantially all of the Company's and subsidiaries' tangible assets and bears interest at the bank's announced prime interest rate less .25% (8.0% at December 31, 1996). This term debt is guaranteed by each subsidiary. Under this agreement, which covers both the term loan and the line of credit, the Company is subject to restrictive covenants, conditions and default provisions which, among others, require the maintenance of certain levels of tangible net worth ($17.5 million at December 31, 1996), maintenance of financial ratios relating to working capital and debt levels and restrictions relating to disposition of its assets, future acquisitions, incurrence of additional indebtedness and material changes in its capital structure. At certain times during 1996 and subsequent to year end, the Company was not in compliance with the working capital covenant. During the year, the Company received waivers of these violations from the bank. Also, subsequent to year end, the Company and the bank executed an amendment to the loan agreement lowering the required level of working capital. The Company is now in compliance with this new working capital requirement.

                                                         1996 CADE ANNUAL REPORT

* The limited obligation revenue bonds were issued by a municipal economic development corporation under an agreement with the Company's Auto-Air subsidiary. Annual principal and semi-annual interest payments to bondholders will be drawn by the appointed trustee from an irrevocable direct pay letter of credit issued by a bank which is guaranteed by the Company and is secured by substantially all of the tangible assets of Auto-Air and the Company. The bonds mature in 1997 and are fixed rate issues with an interest rate of 7.1%.

* The note payable to bank is secured by certain Pollux real estate and equipment items, bearing interest at 2.75% plus the prime lending rate, as defined (8.25% at December 31, 1996).

* As part of the acquisition of Pollux, the Company issued $2,861,040 of 6.0% subordinated notes in exchange for a like amount of Pollux 8.0% convertible subordinated debentures. Such notes are subordinated to all indebtedness for borrowed money and property and equipment purchases including capital leases.

Aggregate annual maturities of long-term debt, including capital leases, for periods subsequent to December 31, 1996 are approximately as follows:
1997--$1,558,000; 1998--$1,431,000; 1999--$1,375,000; 2000--$562,000;
2001--$561,000; and thereafter--$910,000.

NOTE 6. LEASES

Future minimum lease payments, by year and in the aggregate for noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1996:

                1997                                   $424,000
                1998                                    442,000
                1999                                     32,000
                2000                                     10,000
                2001                                     10,000
                                                       --------
                   Total minimum lease payments        $918,000
                                                       ========

Rent expense for 1996, 1995 and 1994 totaled $560,000, $487,000 and $378,000, respectively.

NOTE 7. STOCK OPTIONS

Options activity during the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                                                       WEIGHTED
                                                                                       AVERAGE
                                                     NUMBER OF       EXERCISE          EXERCISE
                                         NUMBER       SHARES           PRICE             PRICE
                                       OF SHARES    EXERCISABLE      PER SHARE         PER SHARE
                                       ---------    -----------      ---------         ---------
Outstanding at December 31, 1993        579,000        469,600       $.67 - $2.19       $   1.30
 Options granted:
  Under 1990 Plan                       145,000                       .83 -   .89            .84
  Directors                             350,000                       .81                    .81
 Options exercised                      (75,000)                      .69 -   .72            .70
 Options canceled                      (250,000)                      .72 -  1.94           1.13
                                        -------
Outstanding at December 31, 1994        749,000        530,400        .67 -  2.19           1.10
 Options granted:
  Under 1990 Plan                        96,450                       .66 -   .72            .71
  Directors                             100,000                       .69 -   .72            .70
 Options canceled                       (75,000)                      .67 -  2.19           1.37
                                        -------
Outstanding at December 31, 1995        870,450        683,050        .66 -  2.19            .98
 Options granted under 1990 Plan         75,000                       .63 -  1.13            .96
 Options exercised                      (86,450)                      .63 -   .69            .67
                                        -------
Outstanding at December 31, 1996        859,000        720,000       $.67 - $2.19       $   1.01
                                        =======

                                                            Continued on page 15

[CADE LOGO]---------------------------------------------------------------------

Continued from page 14

The 1990 Nonqualified Stock Option Plan provides for the granting of up to 845,000 options for shares of the Company's Common Stock. The option price is the fair market value of a share of common stock on the date of the grant. Options expire ten years from date of grant. At six months from grant date, 20% of the options may be exercised, and at one year from grant date and for each of the next three years thereafter, an additional 20% may be exercised. Options may be granted under the 1990 Plan through December 31, 2000.

Members of the Board of Directors hold options to purchase 575,000 shares of the Company's Common Stock. The options were granted at fair market value of a share of common stock on the date of grant and are exercisable at various dates through May 2005.

The outstanding stock options at December 31, 1996 have a weighted average contractual life of 7.0 years and a weighted average exercise price of $1.01 per share.

The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for stock option grants. Had compensation cost been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the effect on the Company's pro-forma net income and earnings per share for 1996 and 1995 would not have been material. Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1996, the current immateriality of the pro-forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair value of the stock options granted during 1996 was $.89. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996: risk-free interest rate of 6.5%; no dividend yield; expected life of 8.3 years and expected volatility of 76.3%.

NOTE 8. INCOME TAXES

Significant components of the Company's deferred tax assets (liabilities) as of December 31, 1996 and 1995 are as follows:

                                                     1996               1995
                                                 -----------        -----------
Current
 Uniform inventory capitalization                $    82,000        $    77,000
 Uniform tooling capitalization                       43,000             53,000
 Expense and loss accruals                           320,000            249,000
                                                 -----------        -----------
  Total current deferred tax assets              $   445,000        $   379,000
                                                 ===========        ===========

Long-term
 Net operating loss carryforwards                $   960,000        $ 1,239,000
 Tax credit carryforwards                            101,000            101,000
                                                 -----------        -----------
  Total long-term deferred tax assets              1,061,000          1,340,000
 Valuation allowance                                (610,000)          (640,000)
                                                 -----------        -----------
  Net long-term deferred tax assets                  451,000            700,000
 Tax over book depreciation                       (1,085,000)        (1,177,000)
                                                 -----------        -----------
  Total long-term deferred tax liabilities       $  (634,000)       $  (477,000)
                                                 ===========        ===========


With the acquisition of Pollux, the Company received deferred tax benefits as of the date of acquisition of $750,000 including the tax impact of net operating loss and other tax credit carryforwards with expiration dates from 2001 to 2008. Realization of these assets is contingent on future taxable earnings of Pollux. In accordance with the provisions of Statement 109, valuation allowances were recorded to reserve for these and other items which may not be realized.

The provision (credit) for income taxes consisted of the following:

                                  1996            1995             1994
                               ---------        ---------        -------
Current (credit):
 Federal                       $ 207,000        $(343,000)       $11,000
 State and local                 (21,000)           8,000          3,000
                               ---------        ---------        -------
  Total current (credit)         186,000         (335,000)        14,000
Deferred (credit):
 Federal                          91,000          (62,000)        16,000
                               ---------        ---------        -------
                               $ 277,000        $(397,000)       $30,000
                               =========        =========        =======

                                                         1996 CADE ANNUAL REPORT

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense (credit) is:

                                                                   1996             1995             1994
                                                                ---------        ---------        --------
Tax at U.S. federal statutory rate                              $ 454,100        $(264,900)       $ 64,200
State and local income taxes (net of federal tax benefit)         (13,900)           5,300           2,000
Non-deductible amortization                                        37,500           31,500          14,200
Lower effective income tax of foreign sales corporation           (55,400)         (87,600)        (42,100)
Adjustment of estimated liabilities                              (150,000)         (94,800)
Other                                                               4,700           13,500          (8,300)
                                                                ---------        ---------        --------
                                                                $ 277,000        $(397,000)       $ 30,000
                                                                =========        =========        ========

NOTE 9. PENSION PLAN

Retirement benefits are provided by the Company to most salaried and non-bargaining unit, hourly employees under contributory defined contribution plans which provide for discretionary contributions. Expense related to these plans was $198,000 in 1996, $151,000 in 1995 and $115,000 in 1994.

Bargaining unit employees of one subsidiary participate in a union sponsored multi-employer defined benefit plan. Company cost and contributions were $145,000 in 1996 and $139,000 in both 1995 and 1994. The Company's proportional share of the net assets, accumulated benefits and unfunded vested benefits of this plan is not available. In addition, the Company offers bargaining unit employees electing early retirement continued health benefits for a limited period not to exceed three years with such benefits capped at current rates. Management has determined that the financial impact of this benefit on the Company as determined under Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," is not material.

NOTE 10.  QUARTERLY RESULTS (UNAUDITED)

                                                                         1996
                                                                  THREE MONTHS ENDED
                                  -----------------------------------------------------------------------------------
                                    MARCH 31          JUNE 30         SEPTEMBER 30      DECEMBER 31           TOTAL
                                  -----------       -----------       -----------       -----------       -----------
Sales                             $ 7,164,278       $ 7,618,176       $ 9,160,054       $10,924,564       $34,867,072
Cost of sales                       5,263,243         5,672,530         7,097,727         8,671,427        26,704,927
Net income                            186,430           203,897           264,686           403,479         1,058,492
Net income per common share              0.01              0.01              0.01              0.02              0.05
Weighted average common
 shares outstanding                21,686,341        21,689,094        21,706,065        21,692,291        21,693,479

                                                                                  1995
                                                                         THREE MONTHS ENDED
                                         --------------------------------------------------------------------------------------
                                           MARCH 31         JUNE 30**        SEPTEMBER 30        DECEMBER 31           TOTAL
                                         -----------      ------------       ------------       ------------       ------------
Sales                                    $ 7,349,861      $  8,638,869       $  6,955,259       $  7,501,017       $ 30,445,006
Cost of sales                              5,775,640         7,888,244          5,453,939          5,958,173         25,075,996
Net income (loss)                            125,246          (541,201)            25,064              8,848           (382,043)
Net income (loss) per common share*             0.01             (0.02)             (0.00)             (0.00)             (0.02)
Weighted average common
 shares outstanding                       21,681,431        21,681,593         21,686,341         21,686,341         21,683,947

* The sum of the quarterly net income (loss) per share amounts does not equal the annual amount reported. Net income (loss) per share is computed independently for each quarter and the full year and is based on respective weighted average common shares outstanding.

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

[CADE LOGO]---------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT


Shareholders and Board of Directors
Cade Industries, Inc. and Subsidiaries
Lansing, Michigan

We have audited the accompanying consolidated balance sheets of Cade Industries, Inc. and Subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 1994 were audited by other auditors whose report, dated February 19, 1995 expressed an unqualified opinion on those statements.

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

In our opinion, such 1996 and 1995 consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Lansing, Michigan
February 19, 1997

                                                         1996 CADE ANNUAL REPORT
CORPORATE INFORMATION

CORPORATE HEADQUARTERS

5640 Enterprise Drive
Lansing, MI  48911
Phone:  517-394-1333
Fax:  517-394-1404

GENERAL COUNSEL

Quarles & Brady
411 E. Wisconsin Avenue
Milwaukee, WI  53202-4497

CORPORATE AUDITORS

Deloitte & Touche, LLP
Suite 800
120 N. Washington Square
Lansing, MI 48933-1681

BOARD OF DIRECTORS

MOLLY F. CADE
Educator

CONRAD G. GOODKIND
Partner
Quarles & Brady

WILLIAM T. GROSS
Consultant

RICHARD A. LUND
President
Chief Operating Officer

BOARD OF DIRECTORS CONTINUED

TERRELL L. RUHLMAN
Chairman of the Board
Chief Executive Officer

JOHN W. SANDFORD
President
Chief Executive Officer
Rolls-Royce North America

STEVEN M. TADLER
Managing Director
Advent International Corporation

CORPORATE OFFICERS

TERRELL L. RUHLMAN
Chairman of the Board
Chief Executive Officer

RICHARD A. LUND
President
Chief Operating Officer

EDWARD B. STEPHENS
Vice President,
Chief Financial Officer,
Treasurer and Assistant Secretary

RICHARD J. GRIBBINS
Vice President

CONRAD G. GOODKIND
Secretary

SUBSIDIARIES

AUTO-AIR COMPOSITES, INC.
5640 Enterprise Drive
Lansing, MI 48911
Phone: 517-393-4040
John F. Scanlon, President

CADE COMPOSITES, INC.
4075 Ruffin Road
San Diego, CA 92123
Phone: 619-571-5220
Robert C. Spring, President

CADE INTERNATIONAL, INC.
5640 Enterprise Drive
Lansing, MI 48911
Phone: 517-394-1333
Richard A. Lund, President

H.A.C. CORPORATION
537 Camden Drive
Grand Prairie, TX 75051
Phone: 972-263-4387
John E. Haran, President

FINANCIAL & OTHER INFORMATION

Cade's Annual Meeting of Shareholders will be held on Tuesday, May 6, 1997 in Lansing, Michigan.

Cade Industries issues its news releases through PR Newswire. Faxed copies of new releases are available at no charge. To get them, call Company News On-Call at 1-800-758-5804. This electronic system requests a six-digit code (075675) and allows callers to choose from a menu of Cade Industries' news releases. The requested release will be faxed within minutes of the inquiry. This service is available 24 hours a day, 7 days a week. The On-Call information is also posted on the Internet's World Wide Web at http://www.prnewswire.com.

Cade Industries files Forms 10-K and 10-Q with the Securities and Exchange Commission. Shareholders may obtain copies of these reports, and of Cade's Annual Report to Shareholders, by writing or calling:

                        Sheryl A. Mull
                        Cade Industries, Inc.
                        P.O. Box 23094
                        Lansing, MI 48909
                        Phone: (517) 394-1333

Beginning April 1, 1997, earnings, financial results, corporate news and other company information will be available on Cade's web site:

http://www.cade-industries.com

TRANSFER AGENT AND REGISTRAR

Correspondence and questions concerning shareholder accounts or transfer of stock should be addressed to:

                        Firstar Trust Company
                        615 E. Michigan Street
                        Milwaukee, WI 53202
                        Phone: (414) 287-3920

STOCK EXCHANGE

Shares of Cade Industries Common Stock are traded on the over-the-counter market on the Nasdaq National Market System (ticker symbol CADE).