Form 10-K405, Exhibit 13
period 1997-12-31
CADE INDUSTRIES INC
filed 1998-03-31
CIK 356211

                                                                    Exhibit 13.1

                                                         1997 CADE Annual Report


Dear Shareholders:

On the strength of a sound economy and high demand for aviation products, your company posted strong gains in revenue and more than doubled its earnings for the year ended December 31, 1997. We made good progress in the implementation of our strategic plan, and will continue to aggressively pursue our objective of product capability diversification within our core markets. The expansion of our core product capabilities, combined with a successful acquisition plan, is providing this Company with the critical mass to be effectively managed through fluctuations in the business cycles of the aerospace industry. Our year 2000 goal of generating annual revenues in excess of $100 million is within our sight.

In 1997, earnings increased by 122% to $2,353,000 on revenues of $55.8 million, up 60% from $34.8 million in 1996. Basic earnings per share rose to $0.11, compared to $0.05 in the prior year, with approximately 21.7 million shares outstanding. Our growth in revenue and earnings has benefited from the Company's diversified product capabilities within the original equipment manufacturer and aftermarket overhaul and repair sectors. This expanded capability fueled our internal sales growth, which accounted for 81% of our revenue increase. Each of our four core product segments had increased revenues, with the largest dollar increases in gas turbine engine products ($7.8 million) and jet engine test equipment ($6.5 million). The largest percentage increase occurred in our engine component, overhaul and repair business, which grew at an annualized rate of 82%.

The doubling of the Company's earnings was the result of the increased revenue and our employees' successful efforts to improve productivity throughout our manufacturing operations. Their efforts resulted in reduced labor costs measured by sales per labor dollar, which improved by 9.8%, as well as decreased overhead cost percentages. These improvements were partially offset by higher material costs, due primarily to changes from consigned material to purchased material, and the impact of subcontract purchases by our new subsidiary, Central Engineering Company (known in the industry as Cenco). Operating margins improved to 7.6% of sales and net income contribution to 4.2%. We exceeded our forecasts for both earnings and revenue growth during 1997.

We indicated to you in our 1996 Letter to Shareholders that we would pursue ISO 9000 quality standards certification for our operating units. I am pleased to report that our largest subsidiary, Auto-Air Composites, received certification in 1997. Management is working diligently with our other subsidiaries to obtain ISO 9000 certification. This certification of our company commitment to the highest levels of quality is key to the expansion of our business worldwide, and will continue to be a high priority for us. We congratulate all of our employees at Auto-Air for this achievement, and challenge the other employee groups to make it happen in 1998.

One of our most significant achievements in 1997 was the successful acquisition of Central Engineering Company, located in Minneapolis, Minnesota. Working with our investment bankers and professional advisors we were able to complete this transaction, which was financed primarily through the use of new debt, in 1997. We closed on the purchase on October 31, 1997, and have been working with the management teams to successfully integrate the new company into the Cade organization. Mr. John Nicholson has joined us as president of Central Engineering, and is working closely with the Company's founder and Chairman, Loren Swanson, to expand the business.

The Cenco acquisition gives Cade Industries a unique capability within the world's jet engine test facility market. Cade is now capable of offering a complete turnkey facility for testing and certification of today's commercial and military gas turbine engines. Through the use of Cenco's proprietary software and sophisticated modeling methods to predict airflow characteristics, we are able to design test cell facilities to meet the engine and airline users' most demanding needs. This is evidenced by our current contract to build two of the world's largest test facilities, with completion scheduled in 1998 for the GE 90 Engine Test Facility in Wales, and the Rolls Royce Trent 895 Engine Facility in Thailand.

Cenco contributed approximately $4.4 million in revenue in the last quarter of 1997, with a positive contribution to our consolidated earnings for the year. We fully expect that this acquisition will favorably impact our 1998 results.

Our order backlog grew to $79.4 million as of December 31, 1997, not including overhaul & repair orders which constitute 22% of annual sales. The growth in backlog reflected the acquisition of Central Engineering, as well as continued strong demand for the Company's core products.

Outlook

As we move into 1998, industry experts are forecasting continued growth within the aerospace industry for the next few years. Airline profitability continued to improve in 1997, with increased traffic and higher utilization rates contributing to these profits. Orders received for new aircraft deliveries increased sharply in 1997, with the number of airplane deliveries in 1998 expected to exceed 700.

Successful implementation of the Company's strategic planning committee initiatives has fueled our growth and we have targeted annual revenues in excess of $100 million by year 2000. Achieving this objective will be dependent upon expansion of Cade's products and services within our four primary product groups and strategic acquisitions. There are numerous opportunities in the four product groups, and we intend to invest resources throughout these groups with an emphasis on FAA-approved overhaul and repair capabilities. World economic stability, solid industry fundamentals and an aggressive growth plan should provide the conditions that result in above-average revenue and earnings growth for Cade Industries.

In 1997 our Chairman, Mr. Terrell Ruhlman, announced his decision to retire as Chairman and CEO. He will continue as a Director of Cade Industries and has been working closely with our new Chairman and CEO, Mr. John Sandford, to successfully complete this transition. We look forward to Terry's continued involvement, and reflect back with much appreciation on the impact of this leader on the success of Cade Industries. Terry, on behalf of all our employees, we thank you for your dedication.

In summary, we were pleased with the 1997 performance and the progress in implementing our strategic initiatives. We enter 1998 with strong optimism based upon a healthy sales backlog and current economic environment, and we remain dedicated to enhancing shareholder value. This objective will be met by achieving solid growth internally, and by exploring opportunities that will leverage our technology base and management expertise in the aerospace industry. We look forward to seizing the opportunities to grow this business and we thank all of you for your support.



/s/ John W. Sandford
-------------------------------
John W. Sandford
Chairman of the Board and Chief
Executive Officer



/s/ Richard A. Lund
-------------------------------
Richard A. Lund
President and Chief Operating
Officer

                                                         1997 CADE Annual Report


Selected Financial Highlights


                                                              Year Ended December 31
                                               1997(1)       1996        1995     1994(2)    1993
                                                 (In thousands of dollars, except per share data)
Selected Operating Data
  Sales                                        $55,804     $34,867     $30,445     $20,461  $16,184
Income (loss) before cumulative
  effect of change in method of
  accounting for income taxes                    2,353       1,058        (382)     159        (869) (3)
Income (loss) per share before
  cumulative effect of accounting change          0.11        0.05       (0.02)    0.01       (0.05)
Net income (loss)                                2,353       1,058        (382)     159        (689)
Net income (loss) per share (4):
     Basic                                        0.11        0.05       (0.02)    0.01       (0.04)
     Diluted                                      0.11        0.05       (0.02)    0.01       (0.04)
Selected Balance Sheet Data
  Current assets                                31,201      17,147      13,653   14,534      13,183
  Total assets                                  54,570      35,304      32,685   32,937      24,890
  Current liabilities                           19,766       9,148       6,592    7,969       5,245
  Working capital                               11,435       7,999       7,061    6,565       7,938
  Long-term obligations                         11,471       5,473       6,433    4,930       3,046
  Shareholders' equity                          23,333      20,683      19,660   20,038      16,599

(1) Reflects operations of Central Engineering Company from date of acquisition (October 31, 1997).

(2) Reflects operations of Pollux Corporation from date of acquisition (December 1, 1994).

(3) Effective January 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes."

(4) Earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

Market Prices

The Company's Common Stock is traded on the over-the-counter market (NASDAQ). The approximate number of recordholders of the Company's Common Stock at February 20, 1998 was 1,592. The Company presently intends to retain all available funds for the development of its business and for use as working capital and does not expect to pay dividends in the foreseeable future. There were no cash dividends paid in the period 1993 through 1997.

Firstar Trust Company is the stock transfer agent for the Company's Common
Stock.

The following table displays the share prices for the Company's Common Stock in 1997 and 1996.

                              HIGH          LOW          HIGH          LOW
First Quarter             $1 16/32     $1  7/32      $  25/32     $  18/32
Second Quarter             1 20/32      1  9/32       1 28/32        23/32
Third Quarter              3 15/32      1 15/32       1 21/32      1
Fourth Quarter             3 16/32      2  8/32       1 17/32      1  5/32

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table sets forth, for the periods indicated, certain items from Cade Industries, Inc.'s ("Company") Consolidated Statements of Operations expressed as a percentage of net sales, and the percentage changes in the dollar amounts of such items from the prior period. Effective October 31, 1997, the Company acquired Central Engineering Company ("Cenco"). The operating results of Cenco are included with those of the Company from the date of acquisition.


                                                                   Percent Increase
                                   Percentage of Net Sales        in Dollar Amounts

                                    1997    1996      1995   1997 vs. 1996   1996 vs. 1995
Net Sales                          100.0%  100.0%    100.0%      60.0%           14.5%
Costs and Expenses:
  Cost of Sales                     77.9%   76.6%     82.4%      62.8%            6.5%
  Selling, General and
  Administrative Expense            14.5%   17.5%     17.8%      32.9%           12.3%
  Net Interest Expense               1.5%    2.1%      2.4%      14.2%            1.5%
                                    -----------------------
     Total Costs and Expenses       93.9%   96.2%    102.6%      57.2%            7.4%
                                    -----------------------
Income (Loss) Before Income Taxes    6.1%    3.8%     (2.6%)       *               *
Income Tax Expense (Credit)          1.9%    0.8%     (1.3%)       *               *
                                    -----------------------
Net Income (Loss)                    4.2%    3.0%     (1.3%)       *               *
                                    =======================

*  Not meaningful to presentation

Cade is engaged worldwide in the design, manufacture, and repair and overhaul of high technology composite components and engine test facilities for the aerospace, air transport and specialty industries. Cade's core products include molded and bonded composite jet engine components consisting of engine inlets, acoustical liners, fairings, auxiliary power unit enclosures and engine cases ("Gas Turbine Products"); metal fabricated and bonded composite airframe components consisting of various control surface products, access doors, wing tips and interior structures ("Airframe Products"); the repair and overhaul of commercial and military airframe components and of commercial gas turbine engine components as well as flight nacelle structures ("Repair and Overhaul Services"); and test nacelle facilities and related equipment used in the ground testing and overhaul of major commercial jet engines and related ground support equipment ("Test Facilities and Equipment"). These products are sold worldwide through the Company's internal sales force and independent sales representatives to major engine and airframe equipment manufacturers, airlines and overhaul facilities.

For 1997, 1996 and 1995, sales of Gas Turbine Products, Airframe Products, Repair and Overhaul Services, and Test Facilities and Equipment as a percentage of total sales were as follows:


                                                 Percentage of Total Net Sales

                                                 1997      1996      1995
Gas Turbine Products                             32.1%     29.4%     25.7%
Airframe Products                                21.8%     20.9%     24.8%
Repair and Overhaul Services                     22.3%     27.2%     24.2%
Test Facilities and Equipment                    23.7%     19.2%     20.7%
                                                 -------------------------
                                                 99.9%     96.7%     95.4%
                                                 =========================

Outlook and Backlog

At December 31, 1997, the Company's backlog of orders was $79.4 million ($34.8 million at December 31, 1996), which included $30.9 million of order backlog at Cenco. The 1997 year-end backlog included only the first two years of scheduled orders ($17.7 million) under long-term agreements; $69.5 million is scheduled for shipment in 1998. The

                                                         1997 CADE Annual Report


Company's backlog includes both firm orders supported by customer purchase orders with fixed delivery dates, and blanket purchase orders against which customers issue production releases covering relatively short time periods. The increase (excluding Cenco) in order backlog at 1997 year-end, compared to 1996, primarily reflects the strength of the economy in general and a healthy aviation industry more specifically, as evidenced by both increased airline profits and new aircraft orders. Overhaul and repair orders, representing 22.3% of total 1997 sales, are excluded from the Company's order backlog due to their very short lead times.

Each of the Company's subsidiaries has experienced growth in its backlog from the prior year-end, primarily reflecting increases in orders within each of the Company's four major product groups. The Company's order backlog is subject to customer rights of cancellation or rescheduling, although in certain cases the Company would be entitled to receive termination payments.

On the basis of the current order backlog, existing long-term agreements and current economic conditions, the Company expects continued strong sales growth in 1998.

1997 Compared To 1996

Net sales for 1997 increased by $20,937,000 or 60.0% from 1996, of which $4,420,000 or 12.7% was attributed to the October 31, 1997, acquisition of Cenco. The remaining $16,517,000 of the sales increase, representing 47.3% of 1996 net sales, reflects higher sales in all of the Company's core product groups, with the largest increases coming from gas turbine engine and airframe components.

Cost of sales increased 62.8% or $16,776,000 (48.5% or $12,953,000 without regard to Cenco) in 1997 from 1996, primarily as a result of the 60.0% increase in net sales. Cost of sales as a percent of net sales increased to 77.9% (77.2% without regard to Cenco) from 76.6% in 1996. This increase in cost of sales percent from 1996 results, in part, from the inclusion for part of the year of Cenco's operations, whose current material cost percentages are higher than the Company's historical cost percentages. In addition, material costs increased at certain of the Company's other operating subsidiaries due to the change from customer-provided to vendor-procured materials on certain gas turbine engine components, increased levels of tooling purchased for sale to customers and increased sales of military spares components which have higher material contents. Tooling amortization costs as a percent of sales also increased due to the increased sales of test nacelles and overhaul and repair products in 1997. Decreases in both labor and overhead costs as a percent of sales partially offset the material and tooling amortization cost increases. The labor percent decreases resulted primarily from improved productivity, lower average labor costs due to new hires in the labor force and increased sales of products with lower labor content, mainly gas turbine engine components. Overhead costs as a percent of sales decreased primarily as a result of cost containment efforts and the spreading of fixed manufacturing costs over a larger sales base.

Selling, general and administrative expenses ("administrative expenses") were 14.5% (15.0% without regard to Cenco) and 17.5% in 1997 and 1996, respectively. Actual amounts expended in 1997 increased $2,002,000 ($1,599,000 excluding Cenco) from 1996. The decreased percentage of administrative expenses during 1997 compared to 1996 primarily results from the 60.0% increase in sales and the corresponding spreading of these costs over a larger sales base. Factors contributing to the higher dollar level of administrative expenditures in 1997 were increased marketing costs, commission expenses, professional and consulting fees, administrative staff and related costs, travel related costs incurred to support the higher current and expected sales levels, and higher business franchise taxes resulting from the increased sales volume. Sales commissions are directly related to the sales mix of products and/or customers involved. The higher sales commissions in 1997 resulted primarily from the continued growth in test nacelle and repair and overhaul sales subject to commission payments.

Net interest expense as a percent of sales decreased to 1.5% in 1997 from 2.1% in 1996, while the actual amount increased by $104,000 to $833,000. The increase in the net amount of interest expense was due to increased usage of the line of credit to support the higher 1997 business activity, and to the additional debt associated with the acquisition of Cenco. The effect of the increased line of credit usage was partially offset by lower overall short-term interest rates as a result of borrowing at Eurodollar-based interest rates.

Income tax expense was $1,037,000 or 1.9% of sales in 1997, compared to $277,000 or 0.8% of sales in 1996. The effective tax rate was lower than the statutory tax rate, due mainly to the lower tax rate applicable to the Company's foreign sales corporation.

The Company had net income of $2,353,000 in 1997, compared to $1,058,000 in 1996, as a result of the factors discussed above.

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

Cost of sales as a percentage of sales was 76.6% and 82.4% for 1996 and 1995, respectively. Excluding the effect of the write-off at Cade Composites, cost of sales as a percentage of sales was 79.2% in 1995. Material cost of sales as a percent of net sales in 1996 decreased due primarily to lower military sales at H.A.C. and much higher sales of commercial overhaul and repair services in 1996. Military sales in 1995 carried a higher material content than that of the Company's historical product mix, while overhaul and repair services reflect lower than normal material contents. These decreases in the material cost percentage, due to product mix changes, were partially offset by an increase in material content for certain gas turbine engine components as a result of changing from customer supplied material to purchased material in the last quarter of 1996. Overhead cost of sales as a percent of sales decreased as a result of cost containment efforts, improved operational efficiency and the spreading of fixed manufacturing costs over a larger sales base.

Administrative expenses as a percent of net sales decreased slightly in 1996 to 17.5% from 17.8% in 1995, while actual amounts expended increased by $668,000 in 1996 to $6,097,000. The decreased percentage resulted primarily from the 14.5% increase in 1996 sales and the corresponding spreading of administrative expenses over a larger sales base. Factors contributing to the higher administrative expenses in 1996 were increased marketing costs, commission expense, professional and consulting fees, administrative staff and related costs, and travel related costs. The increased sales commissions in 1996 resulted primarily from greater overhaul and repair sales subject to commission payments.

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

The Company had net income of $1,058,000 in 1996, compared to a net loss of ($382,000) in 1995 due to the factors discussed above.

Liquidity and Capital Resources

The Company has met its working capital and longer term capital needs through operating cash flow, short and long-term bank debt, and leasing arrangements on certain items of capital equipment. The Company financed its acquisition of Cenco with long-term bank debt and the issuance of its common stock.

Capital has principally been used to fund the Company's acquisition of Cenco and inventory, accounts receivable, and equipment and tooling expenditures. Management expects to continue its present level of investment in inventory to support the higher sales volume expected in 1998 and to continue to invest, at modestly increased levels, in production technology, tooling and equipment for improved manufacturing efficiency and quality enhancement. The Company is continuing to pursue acquisition opportunities to expand and/or diversify its markets.

The Company financed the acquisition of Cenco with increased bank debt. Under the Company's amended and restated loan agreement with a bank, the Company has a $9,000,000 unsecured line of credit, a $4,000,000 mortgage note and $6,821,000 in two term notes. Pre-existing term debt of $2,571,000 and line of credit debt of $527,000 was retired with the proceeds from these new fixed-term obligations. At December 31, 1997, $4,844,000 of the line of credit was available and the Company also had outstanding approximately $12,265,000 of secured, long-term debt and $1,431,000 of subordinated notes.

The Company has undertaken a study to assess the potential impact of year 2000 issues on its business and internal operations. The study is also directed at estimating amounts to be expended relative to year 2000 issues and their impact on the Company's operations, liquidity and capital resources. In 1997, no material amount was expended on year 2000 issues. The Company believes the costs associated with transitioning its current computer environment to one that is fully year 2000 compliant is not material to its results of operations or its liquidity and capital resources, although the total cost of compliance with these issues is not yet known.

Management believes that expected increased revenues and an ongoing emphasis on working capital management will continue to provide strong cash flow from operations. As a result, the Company's cash flow from operations and its current credit facilities are believed to be adequate to finance its current operations and capital expenditure requirements at present and forecasted levels.

                                                         1997 CADE Annual Report


Effects of Inflation

The Company has entered into multi-year sales agreements with fixed prices in its core business of gas turbine engine components and test nacelle products and services. These contracts contain provisions for renegotiation should inflation of material costs exceed certain defined levels. Partially offsetting material and labor cost increases experienced by the Company were long-term material purchase agreements with suppliers and productivity improvements. In addition, Cade continuously reviews cost increases and attempts to reflect these projected cost adjustments in proposals for new orders. As a result, management believes that general inflation did not have a material impact on the Company's operations or financial condition during the periods discussed.

New Accounting Pronouncements

The Financial Accounting Standards Board has issued Statements of Financial Accounting Standards No. 130 "Comprehensive Income," and No. 131 "Disclosures about Segments of an Enterprise and Related Information." These statements are effective for fiscal years beginning after December 15, 1997. The Company expects the adoption of these accounting standards will not materially impact its results of operations or financial position.


                         ----------------------------
                         Independent Auditor's Report


Shareholders and Board of Directors
Cade Industries, Inc. and Subsidiaries
Lansing, Michigan

We have audited the accompanying consolidated balance sheets of Cade Industries, Inc. and Subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Lansing, Michigan
February 10, 1998

Cade Industries, Inc. and Subsidiaries
Consolidated Balance Sheets

                                                                        December 31
                                                           -------------------------------------
                                                                1997                    1996
                                                                ----                    ----
Assets
Current assets
  Cash and cash equivalents                                $  1,093,176              $    21,606
  Trade accounts receivable                                  12,687,969                6,585,905
  Costs and estimated earnings in excess of billings
   on uncompleted contracts                                   2,053,922
  Inventories                                                13,798,967                9,913,770
  Deferred income taxes                                       1,154,000                  445,000
  Prepaid expenses and other assets                             413,132                  180,279
                                                           -------------------------------------
                       Total current assets                  31,201,166               17,146,560
Property, plant and equipment                                17,662,161               15,006,081
Intangible and other assets
  Goodwill                                                    5,552,849                3,014,369
  Other assets                                                  153,715                  137,430
                                                           -------------------------------------
                                                              5,706,564                3,151,799
                                                           -------------------------------------
                                                            $54,569,891              $35,304,440
                                                           =====================================
Liabilities and Shareholders' Equity
Current liabilities
  Note payable to bank                                     $  1,460,000             $  3,010,000
  Current portion of long-term debt                           3,012,998                1,558,220
  Trade accounts payable                                      5,190,782                2,888,283
  Employee compensation and amounts withheld                  2,471,638                1,013,108
  Billings in excess of costs and estimated earnings
    on uncompleted contracts                                  5,626,388
  Accrued expenses                                            1,609,611                  552,097
  Accrued income taxes                                          395,088                  126,216
                                                           -------------------------------------
                       Total current liabilities             19,766,505                9,147,924
Long-term debt                                               10,682,554                4,839,181
Deferred income taxes                                           788,000                  634,000
Shareholders' equity
  Preferred stock, 10% cumulative, non-voting,
    stated value $300 per share; authorized
    500 shares, none issued
  Common stock, par value $.001 per share;
    authorized 100,000,000 shares, issued
    22,238,859 shares (21,972,859 shares in 1996)               22,239                    21,973
  Additional paid-in capital                                 9,360,968                 8,885,977
  Retained earnings                                         14,475,571                12,122,296
                                                           -------------------------------------
                                                            23,858,778                21,030,246
  Less cost of common stock in treasury
    (350,055 and 280,568 shares in 1997 and
    1996, respectively)                                        525,946                   346,911
                                                           -------------------------------------
                                                            23,332,832                20,683,335
                                                           -------------------------------------
                                                           $54,569,891               $35,304,440
                                                           =====================================

                            See accompanying notes.

                                                                         1997 CADE Annual Report
Cade Industries, Inc. and Subsidiaries
Consolidated Statements of Operations


                                                                Year Ended December 31
                                                       1997             1996             1995
Sales                                               $55,803,761      $34,867,072      $30,445,006
Cost of sales                                        43,480,918       26,704,927       25,075,996
                                                    ---------------------------------------------
                                                     12,322,843        8,162,145        5,369,010
Selling, general and administrative expenses          8,099,595        6,097,363        5,429,585
                                                    ---------------------------------------------
  Income (loss) from operations                       4,223,248        2,064,782          (60,575)

Interest expense - net                                 (832,973)        (729,290)        (718,468)
                                                    ---------------------------------------------
  Income (loss) before income taxes                   3,390,275        1,335,492         (779,043)
Income tax expense (credit)                           1,037,000          277,000         (397,000)
                                                    ---------------------------------------------
  Net income (loss)                                 $ 2,353,275      $ 1,058,492      $  (382,043)
                                                    =============================================

  Net income (loss) per common share:

    Basic                                           $      0.11      $      0.05      $     (0.02)
    Diluted                                         $      0.11      $      0.05      $     (0.02)

See accompanying notes

Cade Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

                                                                         Year Ended December 31

                                                              1997             1996             1995
Operating activities
  Net income (loss)                                        $ 2,353,275      $ 1,058,492      $  (382,043)
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
      Depreciation and amortization                          2,898,254        2,626,109        2,356,142
        Provision for deferred income taxes (benefit)         (115,000)          91,000          (62,000)
      Loss on sale of equipment                                 10,529           13,520

      Changes in operating assets and liabilities, net
        of assets and liabilities acquired from Cenco:
          Trade accounts receivable                         (2,020,716)      (1,915,207)         147,260
          Billings in excess of costs and estimated
          earnings on uncompleted contracts - net              993,793
          Inventories                                       (3,440,390)      (1,995,635)         973,154
          Prepaid expenses and other current assets           (168,461)         317,826         (327,730)
Trade accounts payable                                         784,240        1,202,970         (867,366)
          Other current liabilities                          2,100,701         (149,865)         462,881
                                                           ---------------------------------------------
Net cash provided by operating activities                    3,396,225        1,249,210        2,300,298

Investing activities
  Additions to property, plant and equipment                (2,683,143)      (1,764,166)      (2,424,229)
  Acquisition of Cenco                                      (5,197,106)
  Acquisition of Pollux                                                                          (73,497)
  Other - net                                                  (37,780)          (2,261)         (53,091)
                                                           ---------------------------------------------
Net cash used in investing activities                       (7,918,029)      (1,766,427)      (2,550,817)

Financing activities
  Proceeds from long-term debt                              11,470,134          507,316        3,600,000
  Payments and refinancing of long-term debt                (4,171,983)      (1,831,021)      (1,433,533)
  Increase (decrease) in note payable to bank               (1,550,000)       1,710,000       (1,800,000)
  Purchases of common stock for treasury                      (203,957)         (92,469)
  Exercise of stock options and other                           49,180           57,512
                                                           ---------------------------------------------
Net cash provided by financing activities                    5,593,374          351,338          366,467
                                                           ---------------------------------------------
Increase (decrease) in cash and cash equivalents             1,071,570         (165,879)         115,948
Cash and cash equivalents at beginning of year                  21,606          187,485           71,537
                                                           ---------------------------------------------
Cash and cash equivalents at end of year                   $ 1,093,176      $    21,606      $   187,485
                                                           =============================================
Cash paid (received) during the year for:
  Interest                                                 $   730,647      $   772,257      $   657,805
  Income taxes, net of refunds received                        900,072          (39,415)          89,984
Supplemental Schedule of noncash investing
  and financing activities:
  Capital leases                                               248,706          507,316
  Fair market value of common stock issued for
    acquisition                                                451,000                             3,683

See accompanying notes.

Cade Industries, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity


                                                       Common Stock
                                                  ----------------------
                                                                              Additional
                                                    Number     Par Value       Paid-In        Retained       Treasury
                                                  of Shares      Amount        Capital        Earnings        Stock
                                                  --------------------------------------------------------------------
Balance at January 1, 1995                        21,881,499     $21,881     $8,824,874     $11,445,847     $(254,442)

  Shares issued in connection with acquisition         4,910           5          3,678
  Net loss for the year                                                                       (382,043)
                                                  --------------------------------------------------------------------
Balance at December 31, 1995                      21,886,409      21,886      8,828,552      11,063,804      (254,442)

  Stock options exercised                             86,450          87         57,425
  Purchase of 80,500 shares of common stock                                                                  (92,469)
  Net income for the year                                                                     1,058,492
                                                  --------------------------------------------------------------------
Balance at December 31, 1996                      21,972,859      21,973      8,885,977      12,122,296      (346,911)

  Stock options exercised                             16,000          16         20,844
  Purchase of 114,800 shares of common stock                                                                 (203,957)
  Employee stock awards                                                           3,397                        24,922
  Shares issued in connection with acquisition       250,000         250        450,750
  Net income for the year                                                                     2,353,275
                                                  --------------------------------------------------------------------
Balance at December 31, 1997                      22,238,859     $22,239     $9,360,968     $14,475,571     $(525,946)
                                                  ====================================================================

See accompanying notes.

Notes to Consolidated Financial Statements

Note 1. Corporate Structure and Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Cade Industries, Inc. and its wholly-owned subsidiaries (Company or Cade); Auto-Air Composites, Inc. (Auto-Air); Cade Composites, Inc. (CCI); Cade International, Inc. (CI); Central Engineering Company (Cenco); Cade Europe, Inc. (CE) and Pollux Acquisition Corporation (Pollux) and its wholly-owned subsidiary, H.A.C. Corporation (H.A.C.). Intercompany accounts and transactions have been eliminated in consolidation.

Cade is engaged worldwide in the design, manufacture, and repair and overhaul of high technology composite components and engine test facilities for the aerospace, air transport and specialty industries. The Company's core products consist of original equipment components for gas turbine engines, airframe, and auxiliary power units. Its specialty niche products include ground-based test nacelle systems and facilities and repair and overhaul of commercial gas turbine engine components and both commercial and military airframe components. Through Auto-Air and H.A.C., Cade operates repair stations under Federal Aviation Administration ("FAA") licenses. In addition to FAA certification, Auto-Air and H.A.C. are certified by the European Joint Airworthiness Authority and the Civil Aviation Authority of China.

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

Trade Accounts Receivable/Revenue Recognition

Trade accounts receivable represent amounts due from domestic and international equipment manufacturers and air carriers serving the aerospace and air transportation industries, as well as from the U.S. Government under certain long-term contracts. The Company generally does not require collateral from its customers. Credit losses have been minimal.

Sales and income are generally recognized at the time products are shipped. Progress billings in advance of deliveries on certain contracts are treated as deferred revenues and are offset against inventoried contract costs in the Company's financial statements. Reserves for contract losses are accrued when estimated costs to complete exceed expected future revenues.

The percentage of completion method of accounting is used for certain contracts covering the construction and manufacture of engine test facilities and related ground test equipment. Profits on contracts are recorded on the basis of the percentage of completion of individual contracts, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. That portion of the total contract price is accrued which is allocable, on the basis of the Company's estimates of percentage of completion, to contract expenditures and work performed. Indirect costs are allocated to contract costs and inventories. As these contracts may extend over one or more years, revisions in cost and profit estimates during the course of the work are reflected in the accounting period in which the facts which require the revision become known. Additionally, the entire amount of the estimated loss is accrued at the time when it is determined that a loss on a contract is likely to occur. The asset, "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenue recognized.

Net sales to Pratt & Whitney, Boeing/McDonnell Douglas and the U.S. Government, with which the Company has long standing customer relations amounted to 25%, 11%, and 7% of the 1997 consolidated net sales, respectively (25%, 6%, and 5% in 1996, 20%, 5%, and 13% in 1995). Export sales by the Company's domestic subsidiaries were $12,002,000, $6,024,000, and $7,028,000 for the years 1997,
1996, and 1995 respectively and accounts receivable relating to foreign revenues as of December 31, 1997 and 1996 are $7,630,000 and $506,000, respectively.

Goodwill

Goodwill is being amortized over 30 to 40 years using the straight-line method. Accumulated amortization was $768,000 and $645,000 at December 31, 1997 and 1996, respectively. It is the Company's policy to carry goodwill only if the projected undiscounted cash flows of acquired businesses over the remaining amortization periods exceed such recorded amounts of goodwill.

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

Net Income (Loss) Per Share

In 1997, Cade adopted Financial Accounting Standards Board SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires the calculation of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of stock options. Earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS No. 128 requirements.

Fair Value of Financial Instruments

Management has determined that the carrying values of cash and cash equivalents, trade accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments.

Management has also determined that the carrying value of its current and long-term debt and note payable to bank approximate market value as they largely bear interest at rates that vary with the bank's prime lending rate. It is not practical to estimate the fair value of the subordinated notes due to these notes being non-marketable and subordinated to all other debt.

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

Forward Exchange Contracts

The Company has entered into foreign currency contracts as a hedge against foreign currency exposures for certain construction contracts. These foreign currency contracts limit the Company's exposure to both favorable and unfavorable currency fluctuations. Such contracts are designated as a hedge of a firm commitment for construction contracts denominated in foreign currencies, and any gains and losses are deferred and included in the measurement of the construction contracts profitability.

Note 2. Acquisition

In October 1997, the Company acquired 100% of the outstanding shares of Central Engineering Company and its related real estate for $8,174,000. The purchase price consisted of 250,000 shares of Cade's Common Stock and approximately $7,723,000 in cash. The cash portion of the purchase price was financed through additional bank borrowings, pursuant to which the Company's existing credit facility was increased from approximately $10.3 million to $19.8 million. In addition, cash required at acquisition was reduced as a result of on-hand cash balances at Cenco of $2,893,000. The purchase agreement contained a provision requiring the escrow of $400,000 until July 1998 to satisfy certain indemnity obligations of the former Cenco shareholders to the Company. Accordingly, the total purchase price amount may be adjusted to reflect draws against the escrow or recognition of additional acquisition costs. Cenco designs and manufactures engine test cell facilities and related ground test equipment.

The acquisition of Cenco has been accounted for using the purchase method of accounting. The excess purchase price, including direct costs of acquisition, over the fair value of the net assets acquired, totaling approximately $2,862,000 was recorded as goodwill. The fair values of the assets acquired and the liabilities assumed were as follows: current assets of $9,354,000; property, plant and equipment of $2,736,000; total assets of $14,952,000, and current liabilities of $6,410,000. The results of Cenco's operations have been included in the Company's financial statements from the date of its acquisition.

The following unaudited pro-forma information sets forth the results of the Company's operations as though the purchase of Cenco had been made at the beginning of 1996.

                                       1997                   1996
                                       ----                   ----
     Revenues                     $ 73,377,000           $ 52,117,000
     Net income                      2,340,763                734,000
     Basic income per share               0.11                   0.03
     Diluted income per share             0.10                   0.03

The above pro-forma unaudited results of operations are not necessarily indicative of the combined operating results as they may be in the future or as they might have been for the periods indicated had the acquisition of Cenco been consummated at the beginning of 1996.

Note 3. Costs and Estimated Earnings on Uncompleted Contracts

Uncompleted contracts at December 31, 1997 consists of:
     Costs incurred on uncompleted contracts                 $58,740,285
     Estimated earnings                                        5,684,123
                                                             -----------
                                                              64,424,408
     Less billings to date                                    67,996,874

Included in the accompanying consolidated balance
    sheets under the following captions:
     Costs and estimated earnings in excess of billings on
      uncompleted contracts                                  $ 2,053,922
     Billings in excess of costs and estimated earnings on
      uncompleted contracts                                    5,626,388
                                                             -----------
                                                             $(3,572,466)
                                                             ===========

Note 4. Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventoried costs relating to long-term contracts are stated at actual production cost. Inventories consist of :

                                                December 31
                                      ---------------------------
                                           1997            1996
                                      -----------      ----------
     Finished goods                   $   882,378      $  372,896
     Work-in-progress                   6,344,798       5,494,016
     Raw materials and supplies         6,571,791       4,046,858
                                      -----------      ----------
                                      $13,798,967      $9,913,770
                                      ===========      ==========

                                                         1997 CADE Annual Report

Note 5. Foreign Currency Contracts

During 1997, the Company entered into forward currency contracts to hedge certain firm commitments for the delivery of goods and services for four construction contracts denominated in foreign currencies. The purpose of the Company's foreign currency hedging activity is to protect it from the risk that the eventual dollar cash flows resulting from the delivery of goods and services to international customers will be adversely affected by changes in exchange rates. At December 31, 1997, the Company had forward currency contracts, all with a maturity of less than one year, to exchange British pounds, Thailand bahts and Singapore dollars for U.S. dollars in the amounts of $4,175,000, $6,066,000 and $3,383,000, respectively. There were no significant unrealized gains or losses related to foreign currency contracts at December 31, 1997.

Note 6. Note Payable and Long-Term Debt

Note payable to bank of $1,460,000 at December 31, 1997, represents borrowing under the Company's $9,000,000 unsecured line of credit, which bears interest at the bank's announced prime interest rate less .50% (8.0% at December 31, 1997) and is subject to annual renewal each year starting in April 1999. Also, at the Company's option, increments of not less than $500,000 of the outstanding line of credit may be placed at a Eurodollar-based rate plus 2.1% (none at December 31, 1997) for fixed periods not to exceed 90 days. Up to $3,500,000 ($2,696,000 at December 31, 1997) of the line of credit may be committed to support letters of credit and foreign exchange contracts, but at no time may the total of such commitments and advances under the line of credit exceed $9,000,000. The line of credit will become secured by substantially all of the Company's and subsidiaries' tangible assets in the event the ratio of debt to tangible net worth exceeds two-to-one.

In October 1997, the Company and the bank executed an amended and restated loan agreement to increase its line of credit facility, facilitate the acquisition of Cenco and refinance a portion of its then existing term debt. This amended and restated agreement provides for interest rate reduction on all floating-rate debt if certain future financial conditions are met.

The weighted-average interest rate on short-term borrowings for the years ended December 31, 1997 and 1996 was 7.8% and was 8.7% for 1995.

Long-term debt consists of:

                                                                         December 31
                                                                      1997          1996
                                                                  -----------    -----------
     Term Note A payable to bank in quarterly
        installments of $178,571, commencing January 1998         $ 3,571,429
     Term Note B payable to bank in quarterly principal and
        interest installments of $118,624, commencing January
        1998, with unpaid balance due November 2002                 4,000,000
     Term Note C payable to bank in quarterly
        installments of $270,833, commencing January 1998           3,250,000
     Subordinated notes payable in four equal annual
        payments beginning November 1996, interest
        at 6.0% payable semi-annually                               1,430,520    $ 2,145,780
     Note payable to bank in monthly installments to
        July 2005                                                     542,209        567,263
     Mortgage note payable to bank in monthly
        installments commencing April 1997 to February
        2001, with unpaid balance due March 2002                      370,000
     Term note payable to bank in quarterly installments
        of $128,571                                                                3,085,714
     Limited obligation revenue bonds                                                146,250
     Capital lease obligations, interest rates ranging from
        7.75% to 12.71%, due through March 2002                       531,394        452,394
                                                                  --------------------------
                                                                   13,695,552      6,397,401
          Current maturities                                        3,012,998      1,558,220
                                                                  --------------------------
                                                                  $10,682,552    $ 4,839,181
                                                                  ===========    ===========


 .    Term Note A is secured by substantially all of the Company's and subsidiaries' tangible assets and bears interest at 8.19%. Proceeds of Term Note A were used to refinance existing term debt ($2,571,429) and partially finance the acquisition of Cenco. This term debt is guaranteed by each subsidiary. Under the amended and restated loan agreement, which covers Term Notes A, B and C, and the line of credit facility, the Company is subject to restrictive covenants, conditions and default provisions which, among others, require the maintenance of certain levels of tangible net worth ($17.0 million at December 31, 1997), maintenance of financial ratios relating to working capital and debt levels and restrictions relating to disposition of its assets, future acquisitions, incurrence of additional indebtedness and material changes in its capital structure.

 .    To support the acquisition of Cenco, the Company executed Term Notes B and
C. This term debt is secured by substantially all of the Company's and subsidiaries' tangible assets and is guaranteed by each subsidiary. Term Note B, which bears interest at the bank's announced prime interest rate less .5% (8.0% at December 31, 1997), matures November 2002, at which time the remaining balance is payable. Term Note C bears interest at 8.09% until November 1999, at which time the interest rate will float until maturity (November 2000) at the bank's announced prime interest rate less .5%.

 .    As part of the acquisition of Pollux, the Company issued $2,861,040 of 6.0%
subordinated notes in exchange for a like amount of Pollux 8.0% convertible subordinated debentures. Such notes are subordinated to all indebtedness for borrowed money and property and equipment purchases including capital leases.

 .    The note payable to bank is secured by certain H.A.C. real estate and equipment items, bearing interest at 2.75% plus the prime lending rate, as defined (11.25% at December 31, 1997).

 .    The mortgage note payable to bank is secured by certain Auto-Air real estate, bears interest at 8.45%, and is guaranteed by the Company.

 .    The limited obligation revenue bonds were issued by a municipal economic development corporation under an agreement with the Company's Auto-Air subsidiary. Annual principal and semi-annual interest payments to bond holders were drawn by the appointed trustee from an irrevocable direct pay letter of credit issued by a bank which was guaranteed by the Company and was secured by substantially all of the tangible assets of Auto-Air and the Company. The bonds were repaid in 1997.

Aggregate annual maturities of long-term debt, including capital leases, for periods subsequent to December 31, 1997, are approximately as follows: 1998-- $3,013,000; 1999--$2,950,000; 2000--$2,140,000; 2001--$998,000; 2002--
$1,185,000; and thereafter--$3,409,000.

Note 7. Property, Plant and Equipment

Property, plant and equipment are stated at cost and consist of:

                                                                     December 31
                                                                                           Estimated
                                                               1997           1996        Useful Life
     Land and improvements                                  $   737,365    $   500,864
     Buildings                                                6,934,411      4,356,455    25-30 years
     Machinery and equipment                                 11,430,507      9,910,080     3-12 years
     Tooling                                                 12,447,568     11,395,706     See below
                                                            -----------    -----------
                                                             31,549,851     26,163,105
     Accumulated depreciation and amortization               13,887,690     11,157,024
                                                            -----------    -----------
                                                            $17,662,161    $15,006,081
                                                            ===========    ===========

Tooling primarily represents production and engineering costs incurred in the manufacture of tooling for use in new component part and test cell equipment production, as well as repair and overhaul efforts. These costs are amortized over projected delivery schedules (new component part and test cell equipment) or estimated time periods (repair and overhaul).

Note 8. Stock Options

Options activity during the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                                                   Weighted
                                                                                    Average
                                                      Number of      Exercise      Exercise
                                         Number        Shares          Price         Price
                                        of Shares    Exercisable     Per Share     Per Share
                                       ------------------------------------------------------
Outstanding at December 31, 1994         749,000       530,400     $.67 - $2.19      $1.10
  Options granted:
    Under 1990 Plan                       96,450                    .66 -   .72        .71
    Directors                            100,000                    .69 -   .72        .70
  Options canceled                       (75,000)                   .67 -  2.19       1.37
                                       ---------
Outstanding at December 31, 1995         870,450       683,050      .66 -  2.19        .98
  Options granted under 1990 Plan         75,000                    .63 -  1.13        .96
  Options exercised                      (86,450)                   .63 -   .69        .67
                                       ---------
Outstanding at December 31, 1996         859,000       720,000      .67 -  2.19       1.01
  Options granted:
    Under 1990 Plan                       80,000                      1.38            1.38
    Directors                            100,000                      1.38            1.38
  Options exercised                      (16,000)                   .67 -  2.19       1.30
  Options canceled                        (6,000)                   .83 -  2.19       1.57
                                       ---------
Outstanding at December 31, 1997       1,017,000       866,000     $.67 - $2.19      $1.07
                                       =========

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

Members of the Board of Directors hold options to purchase 700,000 (350,000 held under the Directors Plan) shares of the Company's Common Stock. The options were granted at fair market value of a share of common stock on the date of grant and are exercisable at various dates through February 2007.

The outstanding stock options at December 31, 1997, have a weighted average contractual life of 6.6 years, and a weighted average exercise price of $1.07 per share.

The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for stock option grants. Had compensation cost been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the effect on the Company's pro-forma net income and income per share for 1997, 1996 and 1995 would not have been material.

The weighted average fair value of the stock options granted during 1997 and 1996 was $0.89. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for grants in 1997 and 1996, respectively: no dividend yield in either year; risk free interest rate of 5.75% and 6.50%; expected life of 8.5 years and 8.3 years; and expected volatility of 50% and 76%.

Note 9. Income Taxes

Significant components of the Company's deferred tax assets (liabilities) as of December 31, 1997 and 1996 are as follows:


                                                       1997           1996
                                                    -----------    -----------
     Current
       Uniform inventory capitalization             $   117,000    $    82,000
       Uniform tooling capitalization                    73,000         43,000
       Expense and loss accruals                        764,000        320,000
       Net operating loss carryforwards                 200,000
                                                    -----------    -----------
          Total current deferred tax assets         $ 1,154,000    $   445,000
                                                    ===========    ===========
     Long-term
       Net operating loss carryforwards             $   557,000    $   960,000
       Tax credit carryforwards                         101,000        101,000
                                                    -----------    -----------
          Total long-term deferred tax assets           658,000      1,061,000
     Valuation allowance                               (410,000)      (610,000)
                                                    -----------    -----------
               Net long-term deferred tax assets        248,000        451,000
     Tax over book depreciation                      (1,088,000)    (1,119,000)
       Other - net                                       52,000         34,000
                                                    -----------    -----------
          Total long-term deferred tax liabilities   (1,036,000)    (1,085,000)
                                                    ===========    ===========
          Net long-term deferred tax liabilities    $  (788,000)   $  (634,000)
                                                    ===========    ===========

With the acquisition of Pollux in 1994, the Company received deferred tax benefits as of the date of acquisition of $750,000, including the tax impact of net operating loss and other tax credit carryforwards with expiration dates from 2001 to 2008. Realization of these assets is contingent on future taxable earnings of Pollux. In accordance with the provisions of Statement 109, valuation allowances were recorded to reserve for these and other items which may not be realized.

The provision (credit) for income taxes consisted of the following:

                                     1997          1996           1995
                                  ----------    ----------     ----------
     Current (credit):
       Federal                    $1,123,000    $  207,000     $ (343,000)
       State and local                29,000       (21,000)         8,000
                                  ----------    ----------     ----------
          Total current (credit)   1,152,000       186,000       (335,000)
     Deferred (credit):
       Federal                      (115,000)       91,000        (62,000)
                                  ----------    ----------     ----------
                                  $1,037,000    $  277,000     $ (397,000)
                                  ==========    ==========     ==========

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense (credit) is:


                                                                   1997           1996           1995
                                                                ----------      ---------     ----------
     Tax at U.S. federal statutory rate                         $1,152,700      $ 454,100     $ (264,900)
     State and local income taxes (net of federal tax benefit)      19,100        (13,900)         5,300
     Non-deductible amortization                                    41,900         37,500         31,500
     Lower effective income tax of foreign sales corporation      (170,700)       (55,400)       (87,600)
     Adjustment of estimated liabilities                           (24,000)      (150,000)       (94,800)
     Other                                                          18,000          4,700         13,500
                                                                ----------      ---------     ----------
                                                                 1,037,000        277,000       (397,000)

                                                         1997 CADE Annual Report


Note 10. Pension Plan

Retirement benefits are provided by the Company to most salaried and non-bargaining unit, hourly employees under contributory defined contribution plans which provide for discretionary contributions. Expense related to these plans was $277,000 in 1997, $198,000 in 1996, and $151,000 in 1995.

Bargaining unit employees of one subsidiary participate in a union-sponsored multi-employer defined benefit plan. Company cost and contributions were $176,000, $145,000 and $139,000 in 1997, 1996 and 1995, respectively. The
Company's proportional share of the net assets, accumulated benefits and unfunded vested benefits of this plan is not available. In addition, the Company offers bargaining unit employees electing early retirement continued health benefits for a limited period, not to exceed three years, with such benefits capped at current rates. Management has determined that the financial impact of this benefit on the Company as determined under Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," is not material.


Note 11.  Income Per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                              1997           1996          1995
                                                           -----------    ----------    ----------
Numerator:
    Numerator for basic and diluted earnings per share
      --income (loss) available to common shareholders     $ 2,353,275   $ 1,058,492   $  (382,043)
                                                           ===========   ===========   ===========
Denominator:
    Denominator for basic earnings per share--weighted
      average shares                                        21,720,000    21,693,000    21,684,000
    Effect of dilutive stock options--potential common
      shares                                                   446,000       187,000             0
                                                           -----------    ----------    ----------
    Denominator for diluted earnings per share--
      adjusted weighted-average shares                      22,166,000    21,880,000    21,684,000
                                                           ===========   ===========   ===========
Basic income (loss) per share                              $      0.11   $      0.05   $     (0.02)
                                                           ===========   ===========   ===========
Diluted income (loss) per share                            $      0.11   $      0.05   $     (0.02)
                                                           ===========   ===========   ===========

Note 12. Leases

Future minimum lease payments, by year and in the aggregate for noncancellable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1997:

                 1998                                $464,000
                 1999                                  81,000
                 2000                                  26,000
                 2001                                  25,000
                 2002                                  14,000
                                                     --------
                     Total minimum lease payments    $610,000
                                                     ========

Rent expense for 1997, 1996 and 1995 totaled $537,000, $560,000 and $487,000, respectively.



Note 13. Quarterly Results (Unaudited)
                                                                               1997
                                                                        Three Months Ended
                                               March 31        June 30     September 30     December 31
                                                                                                               Total
Sales                                        $ 12,355,557   $ 12,952,885   $ 13,477,498    $ 17,017,821   $  55,803,761
Cost of sales                                   9,376,113      9,826,307     10,602,610      13,675,888      43,480,918
Net income                                        471,443        537,943        626,585         717,304       2,353,275
Net income per common share*
  Basic                                              0.02           0.02           0.03            0.03            0.11
  Diluted                                            0.02           0.02           0.03            0.03            0.11
Weighted average common
 shares outstanding
  Basic                                        21,710,000     21,683,000     21,658,000      21,829,000      21,720,000
  Diluted                                      21,999,000     22,027,000     22,172,000      22,463,000      22,166,000


                                                                                1996
                                                                         Three Months Ended
                                               March 31        June 30      September 30    December 31
                                                                                                               Total
Sales                                        $   7,164,278  $   7,618,176  $   9,160,054   $ 10,924,564   $  34,867,072
Cost of sales                                    5,263,243      5,672,530      7,097,727      8,671,427      26,704,927
Net income                                         186,430        203,897        264,686        403,479       1,058,492
Net income per common share*
  Basic                                               0.01           0.01           0.01           0.02            0.05
  Diluted                                             0.01           0.01           0.01           0.02            0.05
Weighted average common
 shares outstanding
  Basic                                         21,686,000     21,689,000     21,706,000     21,692,000      21,693,000
  Diluted                                       21,688,000     21,922,000     21,950,000     21,960,000      21,880,000


* The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Statement Standards No. 128, "Earnings Per Share."

** The sum of quarterly net income per share amount does not equal the annual amount reported. Net income per share is computed independently for each quarter and the full year, and is based on respective weighted average common shares outstanding.

1997 Annual

                                   Table of
                                   Contents
                                     - 1 -
                               Dear Shareholders
                                     - 3 -
                        Selected Financial Highlights
                                     - 4 -
                                 Management's
                                Discussion and
                            Analysis of Financial
                            Condition and Results
                                 of Operations
                                     - 7 -
                             Independent Auditor's
                                    Report
                                     - 8 -
                                 Consolidated
                                Balance Sheets
                                     - 9 -
                                 Consolidated
                                Statements of
                                  Operations
                                    - 10 -
                                 Consolidated
                              Statements of Cash
                                     Flows
                                    - 11 -
                                 Consolidated
                                Statements of
                                  Changes in
                             Shareholders' Equity
                                    - 12 -
                            Notes to Consolidated
                             Financial Statements
                                     -21-
                             Corporate Information

Corporate Overview

Cade Industries plays a major worldwide role in the design, manufacture, and overhaul and repair of high technology composite components and engine test facilities for the aerospace and air transport industries, both domestic and international. The Company is also a global leader in the design and manufacture of jet engine test facilities and related ground testing equipment.

Through acquisition and internal growth, the Company has grown 83.0% in two years with 1997 sales of $55.8 million. Cade is forecasting continued solid growth in sales and earnings due to the strengthening aerospace market and its acquisition strategy.

Its core products include the design and build of gas turbine engine components, commercial and military airframe components, jet engine test equipment, facilities

1993-1997 Historical Sales
(millions of dollars)

[GRAPH APPEARS HERE]

   1993   16.2
   1994   20.5
   1995   30.4
   1996   34.8
   1997   55.8

and related ground testing equipment, and overhaul and repair of engine and airframe components. Cade is recognized as one of the world's largest designers and manufacturers of test nacelle systems employed in the ground testing and overhaul of commercial and military engines in service and in development.

Cade's overhaul and repair facilities are licensed by the Federal Aviation Administration, the European Joint Airworthiness Authority and the Civil Aviation Authority of China.

International sales contributed 21.5% of Cade's sales with products and services provided to 26 countries.

Commercial aviation products accounted for 86.0% of sales in 1997, with military aviation products contributing 14.0%.

Cade Industries employs approximately 600 employees with manufacturing

1997 Product Mix

[PIE CHART APPEARS HERE]

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
2365 Woodlake Drive -- Suite 120
Okemos, MI  48864
Phone:  517-347-1333
Fax:  517-347-6185

GENERAL COUNSEL
Quarles & Brady
411 E. Wisconsin Avenue
Milwaukee, WI  53202-4497

CORPORATE AUDITORS
Deloitte & Touche, LLP
Suite 800
120 N. Washington Square
Lansing, MI  48933-1681

BOARD OF DIRECTORS

Molly F. Cade
 Educator
Conrad G. Goodkind
 Partner
 Quarles & Brady
William T. Gross
 Consultant
Richard A. Lund
 President and Chief Operating Officer
Terrell L. Ruhlman
 Consultant
John W. Sandford
 Chairman of the Board and Chief Executive Officer
Steven M. Tadler
 Senior Vice President
 Advent International Corporation

CORPORATE OFFICERS

John W. Sandford
 Chairman of the Board and Chief Executive Officer
Richard A. Lund
 President and Chief Operating Officer
Edward B. Stephens
 Vice President, Chief Financial Officer,
 Treasurer and Assistant Secretary
Richard A. Joseph
 Vice President
Richard J. Gribbins
 Vice President
Conrad G. Goodkind
 Secretary

SUBSIDIARIES

Auto-Air Composites, Inc.
5640 Enterprise Drive
Lansing, MI 48911
Phone: 517-393-4040
John F. Scanlon, President

Cade Composites, Inc.
4075 Ruffin Road
San Diego, CA 92123
Phone: 619-571-5220
Robert C. Spring, President

Cade International, Inc.
2365 Woodlake Drive
Okemos, MI 48864
Phone: 517-347-1333

H.A.C. Corporation
537 Camden Drive
Grand Prairie, TX 75051
Phone: 972-263-4387
John E. Haran, President

Cade Europe, Inc.
Lomeshaye Business Village
Nelson, Lancashire,
BB9 7DR
England
Phone:  (01282) 617788
Peter J. Clark, Director European Sales

Central Engineering Company
2930 Anthony Lane
Minneapolis, MN  55418
Phone:  612-781-6557
John H. Nicholson, President

Transfer Agent and Registrar
Correspondence and questions concerning shareholder accounts or transfer of stock should be addressed to:

     Firstar Trust Company
     1555 N. RiverCenter Drive
     Milwaukee, WI 53212
     Phone: (414) 905-5000

Financial & Other Information
Cade's Annual Meeting of Shareholders will be held on Tuesday, May 5, 1998, in Lansing, Michigan.

Cade Industries issues its news releases through PR Newswire. Faxed copies of news releases are available at no charge. To get them, call Company News On-Call at 1-800-758-5804. This electronic system requests a six-digit code (075675), and allows callers to choose from a menu of Cade Industries' news releases. The requested release will be faxed within minutes of the inquiry. This service is available 24 hours a day, 7 days a week. The On-Call information is also posted on the Internet's World Wide Web at http://www.prnewswire.com., or you may visit Cade's web site at http://www.cade-industries.com.

Cade Industries files Forms 10-K and 10-Q with the Securities and Exchange Commission. Shareholders may obtain copies of these reports, and of Cade's Annual Report to Shareholders, by writing or calling:

     Sheryl A. Mull
     Cade Industries, Inc.
     2365 Woodlake Drive Suite 120
     Okemos, MI 48864
     Phone: (517) 347-1333
     Fax:  (517) 347-6185
     E-mail address:  sherylmull@acd.net

Stock Exchange
Shares of Cade Industries Common Stock are traded on the over-the-counter market on the NASDAQ National Market System (ticker symbol CADE).