Form 10-K405, Exhibit 13
period 1998-12-31
CADE INDUSTRIES INC
filed 1999-03-30
CIK 356211

                                             [LOGO OF CADE INDUSTRIES, INC.]

                                                                        1998

                                                               annual report

Table of Contents
--------------------
3     To Our Shareholders
5     Selected Financial Highlights
6     Management's Discussion and Analysis of Financial
          Condition and Results of Operations
11    Report of Independent Auditors
12    Consolidated Balance Sheets
13    Consolidated Statements of Income
14    Consolidated Statements of Cash Flows
15    Consolidated Statements of Changes in Shareholders' Equity
16    Notes to Consolidated Financial Statements

Corporate Overview
--------------------

Cade Industries is a leading supplier of products and services to the aerospace and air transport industries. Cade designs, develops, manufactures, overhauls and repairs high technology composite components for the aerospace and air transport industries, and is a global leader in the design and manufacture of jet engine test facilities and related ground testing equipment.

PRODUCTS

Cade's core products include molded and bonded composite jet engine components, metal fabricated and bonded composite airframe components and the repair and overhaul of commercial and military gas turbine engine and airframe components as well as flight nacelle structures and engine test facilities, related computer software and data acquisition systems, and associated equipment. Cade is recognized as one of the world's largest designers and manufacturers of test nacelle systems employed in the ground testing and overhaul of commercial and military engines, both in service and in development.

Cade's overhaul and repair facilities are licensed by the Federal Aviation Administration, the European Joint Airworthiness Authority and the Civil Aviation Authority of China.

Cade Industries employs approximately 690 employees with manufacturing facilities located in San Diego, California; Minneapolis, Minnesota; Lansing, Michigan; and Dallas, Texas.

Dear Shareholders

Cade Industries enjoyed another year of record earnings and revenues for 1998, and has recorded a three-year annual growth in earnings per share of greater than 100 percent. These results reflect strong performance throughout the company, highlighted by improving margins, significant gains in revenue from our overhaul and repair services, increased revenues from test facilities and equipment and sustained growth in OEM products.

Although we are pleased with these results, we are disappointed that our market valuation decreased by 6 percent for the year. While this is a disappointment to all of us who are shareholders, I assure you that we are actively addressing this with the investment community. Towards this end we repurchased 250,000 shares of outstanding stock in 1998, with additional plans to acquire up to 5% of the outstanding shares in 1999.

We continued to focus on the operations and strategies that create shareholder value, including the successful integration of our acquisition of Central Engineering, solid internal growth in our core products and longer-term strategies designed to benefit fully from the sound industry and economic fundamentals underlying our businesses.

Key to our future success is a strategic growth plan centered on product diversification, strategic acquisitions and attainment of world class quality standards. Throughout 1998, your company's management initiated and executed successful strategies that are reflected in your company's record results.

Net income for the year increased 80 percent, to $4.2 million, on a 72 percent gain in revenue to $95.8 million. Earnings per share rose 73 percent, to 19 cents per share.

Cade generated $8.0 million of cash from operations and EBITDA of $10.5 million or 48 cents per share, which was used to fund our growth and pay down debt. Our debt to equity ratio was a favorable 31 percent, well below industry standards and an important advantage in potential acquisitions.

These record results were attributable primarily to the strength of the aerospace industry combined with the ongoing success of our diversification strategy, as we widen our product offerings and build a more diversified domestic and international customer base. Our success will continue to depend on diversification, and we are working aggressively to further expand our after-market services sector to 50%-60% of the company's total revenue.

Your Company generated approximately 40 percent of its 1998 revenue directly from worldwide airlines and repair facilities, and the share of the company's total revenues from our international business alone grew to 39.7 percent in 1998 up from 21.5 percent in 1997. Cade's customer base has truly become international in its scope, a factor that will add stability as well as expansion opportunities.

More important, the solid 1998 results were a continuation of a positive growth trend. Based upon your company's performance over the past three years, Cade was listed as the 33rd fastest growing company in Fortune Magazine's annual ranking of America's Top 100 companies.

The criteria for inclusion in Fortune's prestigious and widely respected ranking were our annual earnings per share growth of 103 percent, revenue growth of 40 percent, and three-year annualized return of 57 percent on Cade's share valuation. The management team is proud of this record, and are committed to pursuing continued strong growth trends.

Among the initiatives we have already undertaken, or that have been identified as critical to our plans for continued growth into the 21st Century are the following:

  o Continued development and strengthening of the management team.
  o Expanding and upgrading design and manufacturing capabilities.
  o Investment of $3 million in new facilities for overhaul and repair, including installation of new automated manufacturing equipment to improve efficiency.
  o Focus on customer satisfaction through on-time delivery and high quality products at competitive prices.
  o Meeting world class quality standards for all our products and services. Two of our four facilities are now ISO 9002 certified, and one has been certified ASO9000 in 1999.
  o Installation of a computer based, fully integrated management information system at each Subsidiary.
  o   Achieve full Y2K compliance.
  o   Strategic acquisitions.

Successful implementation of these initiatives will strengthen the foundation that supports our growth, and help us realize our ambitious goals.

1999 Outlook

Cade entered 1999 with strong business fundamentals, and is positioned to build on its 1998 accomplishments. We will allocate our resources to after-market products and services, test facilities and equipment services, and will expand our product development in the utilization of engineered composites.

These strategies are designed to increase revenues for our higher margin overhaul and repair services. We expect to see a favorable shift in our test equipment services from lower margin subcontract work to data acquisition and software sales, and increase our market share in engine components. Our goal is to push margins beyond 5% in 1999 through more profitable products and services, together with improvements in operating efficiencies and an improved cost structure.

We are pleased with our record 1998 results and look forward to 1999 with optimism, fully aware of the challenges presented by the softening in commercial aircraft production rates. Cade closed

1998 with an order backlog of $75 million and expectations that economic conditions should stabilize and benefit our customers.

Our increased emphasis on after-market and test equipment, coupled with strict cost controls, will help offset the projected softness in commercial aircraft production by balancing our product mix and improving our margins. Based upon these factors, we have targeted double digit earnings growth in 1999.

Your Cade management team recognizes the importance of alerting the investment community to the company's activities and its prospects, and creating value for our fellow shareholders. We are working to increase the investment community's awareness of the value of Cade and are dedicated to reviewing all our options of enhancing the value of your investment. We will be working hard in 1999 to meet your expectations and merit your continued support.



/s/ Richard A. Lund

Richard A. Lund
President and CEO


/s/ John W. Sandford

John W. Sandford
Chairman of the Board

Selected Financial Highlights

                                                                      Year Ended December 31
                                      -----------------------------------------------------------------------------------
                                         1998            1997 (1)            1996            1995             1994 (2)
                                      -----------------------------------------------------------------------------------
                                                           (In thousands of dollars, except per share data)
Selected Operating Data
   Sales                                $95,792          $55,804           $34,867         $30,445            $20,461
   Net income (loss)                      4,242            2,353             1,058            (382)               159
Net income (loss) per share (3):
   Basic                                   0.19             0.11              0.05           (0.02)              0.01
   Diluted                                 0.19             0.11              0.05           (0.02)              0.01

Selected Balance Sheet Data
   Current assets                        37,729           31,201            17,147           13,653            14,534
   Total assets                          62,275           54,570            35,304           32,685            32,937
   Current liabilities                   26,242           19,766             9,148            6,592             7,969
   Working capital                       11,487           11,435             7,999            7,061             6,565
   Long-term obligations                  8,979           11,471             5,473            6,433             4,930
   Shareholders' equity                  27,054           23,333            20,683           19,660            20,038


(1) Reflects operations of Central Engineering Company from date of acquisition (October 31, 1997).
(2) Reflects operations of Pollux Corporation from date of acquisition (December 1, 1994).
(3) Earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

Market Prices

The Company's Common Stock is traded on the over-the-counter market (NASDAQ). The approximate number of recordholders of the Company's Common Stock at February 24, 1999 was 1,508. The Company presently intends to retain all available funds for the development of its business and for use as working capital and does not expect to pay dividends in the foreseeable future. There were no cash dividends paid in the period 1994 through 1998.

Firstar Trust Company is the stock transfer agent for the Company's Common Stock. The following table displays the share prices for the Company's Common Stock in 1998 and 1997.

                                      1998                   1997
                            ---------------------------------------------
                               High        Low        High         Low
                            ---------------------------------------------
First Quarter               $ 3  5/32    $2 10/32   $1 16/32     $1  7/32
Second Quarter                4  4/32     2 25/32    1 20/32      1  9/32
Third Quarter                 3 15/32     1 30/32    3 15/32      1 15/32
Fourth Quarter                2 22/32     2  4/32    3 16/32      2  8/32

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations

The following table sets forth, for the periods indicated, certain items from Cade Industries, Inc.'s ("Company") Consolidated Statements of Income expressed as a percentage of sales, and the percentage changes in the dollar amounts of such items from the prior period. Effective October 31, 1997, the Company acquired Central Engineering Company ("Cenco"). The operating results of Cenco are included with those of the Company from the date of acquisition.

                                           Percentage of Sales       Percent Increase in Dollar Amounts
                                      ------------------------------------------------------------------
                                      1998        1997      1996     1998 vs. 1997        1997 vs. 1996
                                      ------------------------------------------------------------------
Sales                                 100.0%      100.0%    100.0%       71.7%                60.0%
Costs and Expenses
   Cost of Sales                       77.8%       77.9%     76.6%       71.3%                62.8%
   Selling, General and
    Administrative Expense             14.8%       14.5%     17.5%       75.5%                32.9%
   Net Interest Expense                 1.0%        1.5%      2.1%       13.7%                14.2%
                                     ------     -------    ------
      Total Costs and Expenses         93.6%       93.9%     96.2%       71.0%                57.2%
                                     ------     -------    ------

Income Before Income Taxes               6.4%       6.1%      3.8%         *                    *

Income Tax Expense                       2.0%       1.9%      0.8%         *                    *
                                     -------    -------    ------

Net Income                               4.4%       4.2%      3.0%
                                     =======    =======    ======

*Not meaningful to presentation

Cade is engaged worldwide in the design, manufacture, and repair and overhaul of high technology composite components and engine test facilities for the aerospace, air transport and specialty industries. Cade's core products include molded and bonded composite jet engine components, metal fabricated and bonded composite airframe components and the repair and overhaul of commercial and military gas turbine engine and airframe components as well as flight nacelle structures ("Engine and Airframe Products and Services") and engine test facilities, related computer software and data acquisition systems, and associated equipment ("Test Facilities and Equipment"). Engine and airframe products and services include engine inlets and cases, acoustical liners, fairings, auxiliary power unit enclosures, various control surface products, access doors, wing tips, interior structures and repair and overhaul services. Test facilities and equipment are used in the ground testing and overhaul of major commercial jet engines and related ground support equipment. These products are sold worldwide through the Company's internal sales force and independent sales representatives to major engine and airframe equipment manufacturers, airlines, U.S. Government and overhaul facilities. For 1998, 1997, and 1996, sales of Engine and Airframe Products and Services and Test Facilities and Equipment as a percentage of total sales were as follows:

                                            Percentage of Total Sales
                                          -----------------------------
                                          1998        1997**     1996**
                                          -----------------------------
Engine and airframe products
  and services                            52.7%       76.3%       77.5%
Test Facilities and Equipment             47.0%       23.6%       19.2%
                                          -----       -----       -----
                                          99.7%       99.9%       96.7%
                                          =====       =====       =====

** Certain of the 1997 and 1996 classification and amounts have been reclassified to conform to the 1998 presentation

The large shift in percentage relationships from 1997 to 1998 primarily reflect the inclusion of the sales of Cenco, whose products classify as Test Facilities and Equipment, for all of 1998.

OUTLOOK AND BACKLOG
At December 31, 1998, the Company's backlog of orders was $75.0 million ($79.4 million at December 31, 1997). The 1998 year-end backlog included only the first two years of scheduled orders ($25.8 million) under long-term agreements; $70.0 million is scheduled for shipment in 1999. The Company's backlog includes both firm orders supported by customer purchase orders with fixed delivery dates, and blanket purchase orders against which customers issue production releases covering relatively short time periods. The decrease in order backlog at 1998 year-end compared to 1997 primarily reflects the reduction in subcontract expense content of engine test facility and equipment contracts. Excluding the effect of the subcontract expense, order backlog increased approximately 6.3% from 1997 to 1998 year-end. Overhaul and repair orders, representing 23.8% of total 1998 sales, are excluded from the Company's order backlog due to their very short lead times. The Company's order backlog is subject to customer rights of cancellation or rescheduling, although in certain cases the Company would be entitled to receive termination payments.

On the basis of the current order backlog, existing long-term agreements and current economic conditions, the Company expects continued internal sales growth in 1999.

1998 COMPARED TO 1997
Sales in 1998 of $95,792,000 increased $39,988,000 or 71.7% from 1997 and included sales from Cenco, acquired as of October 31, 1997, of $34,582,000 and $4,420,000 for 1998 and 1997, respectively. The remaining $9,826,000 of the sales increase, representing 19.1% of 1997 sales, reflects higher sales in gas turbine engine components, engine test equipment and overhaul and repair services.

Cost of sales increased 71.3% or $30,998,000 (13.2% or $5,253,000 without regard to Cenco) in 1998 from 1997. Cost of sales as a percent of sales in 1998 of 77.8% was relatively unchanged from 1997. Excluding subcontract costs, cost of sales as a percent of sales was 74.8% for 1998, down from 77.6% in 1997. A portion of Cenco's revenues were derived from contracts to manufacture engine test facilities that involve building construction by subcontractors. These subcontract costs, which were expensed as material costs, were passed on to customers at margins substantially below historical manufacturing results. As adjusted for subcontract costs, cost of sales components as a percent of sales were below 1997 percents except for direct labor costs reflecting increased sales of engine test equipment and repair and overhaul services. Direct labor content in engine test equipment was above historical percents due to the inclusion of labor costs related to data acquisition software at Cenco. Material costs as a percent of sales were below 1997 percents primarily as a result of the previously discussed change in product mix while the reduction in the overhead cost of sales percent reflects the continued emphasis on cost containment and the spreading of fixed manufacturing costs over a larger revenue base.

Selling, general and administrative expenses ("administrative expenses") as a percent of sales were 14.8% and 14.5% in 1998 and 1997, respectively (17.4% and 14.8%, respectively, excluding subcontract revenue). The increased percentages in 1998 were primarily the result of higher marketing, commission and royalty expenses. Sales commissions and royalties are directly related to the sales mix of products and/or customers. For 1998, the increased expenses resulted primarily from the continued growth in sales of repair and overhaul services and engine test equipment subject to commission and/or royalty. Partially offsetting the percentage increase was the effect of spreading the administrative expenses over a larger sales base in 1998. Actual amounts expended in 1998 increased $6,119,000 ($2,855,000 attributable to Cenco). Factors contributing to the higher dollar level of administrative expenditures (excluding Cenco) were increased marketing costs, commission and royalty expense, professional and consulting fees relating to development of enterprise resource planning systems, public relations efforts and various tax matters, and travel and certain other costs incurred to support the higher current and expected sales volume.

Net interest expense as a percent of sales decreased to 1.0% in 1998 from 1.5% in 1997, while the actual amount increased $114,000 to $947,000. The increase in the net amount of interest expense was due to a full year's interest on the debt associated with the acquisition of Cenco and additional debt incurred related to certain capital asset expansion projects undertaken in 1998. Partially offsetting this increased debt service cost were debt reductions due to scheduled repay-ments, interest received as part of a state tax settlement and lower overall short-term interest rates as a result of borrowing during the year at Eurodollar-based interest rates.

Income tax expense was $1,906,000 or 2.0% of sales in 1998, compared to $1,037,000 or 1.9% of sales in 1997. The effective tax rate was lower than the statutory rate, due mainly to the lower tax rate applicable to the Company's foreign sales corporation.

The Company had net income of $4,242,000 in 1998, compared to $2,353,000 in 1997, as a result of the factors discussed above.

1997 COMPARED TO 1996
Sales for 1997 increased by $20,937,000 or 60.0% from 1996, of which $4,420,000 or 12.7% was attributed to the acquisition of Cenco. The remaining $16,517,000 of the sales increase, representing 47.3% of 1996 sales, reflected higher sales in all of the Company's core product groups, with the largest increases coming from gas turbine engine and airframe components.

Cost of sales increased 62.8% or $16,776,000 (48.5% or $12,953,000 without regard to Cenco) in 1997 from 1996 primarily as a result of the 60.0% increase in sales. Cost of sales as a percent of sales increased to 77.9% (77.2% without regard to Cenco) from 76.6% in 1996. This increase in cost of sales percent from 1996 resulted, in part, from the inclusion for part of the year of Cenco's operations, whose material cost percentages were higher than the Company's historical cost percentages. In addition, material costs increased at certain of the Company's other operating subsidiaries due to the change from customer-provided to vendor-procured materials on certain gas turbine engine components, increased levels of tooling purchased for sale to customers and increased sales of military spares components which have higher material contents. Tooling amortization costs as a percent of sales also increased due to the increased sales of test nacelles and overhaul and repair products in 1997. Decreases in both labor and overhead costs as a percent of sales partially offset the material and tooling amortization cost increases. The labor percent decreases resulted primarily from improved productivity, lower average labor costs due to new hires in the labor force and increased sales of products with lower labor content, mainly gas turbine engine components. Overhead costs as a percent of sales decreased primarily as a result of cost containment efforts and the spreading of fixed manufacturing costs over a larger sales base.

Administrative expenses were 14.5% (15.0% without regard to Cenco) and 17.5% in 1997 and 1996, respectively. Actual amounts expended in 1997 increased $2,002,000 ($1,599,000 excluding Cenco) from 1996. The decreased percentage of administrative expenses during 1997 compared to 1996 primarily resulted from the 60.0% increase in sales and the corresponding spreading of these costs over a larger sales base. Factors contributing to the higher dollar level of administrative expenditures in 1997 were increased marketing costs, commission expenses, professional and consulting fees, administrative staff and related costs, travel related costs incurred to support the higher current and expected sales levels, and higher business franchise taxes resulting from the increased sales volume. The higher sales commissions in 1997 resulted primarily from growth in test nacelle and repair and overhaul sales subject to commission payments.

Net interest expense as a percent of sales decreased to 1.5% in 1997 from 2.1% in 1996, while the actual amount increased by $104,000 to $833,000. The increase in the net amount of interest expense was due to increased usage of the line of credit to support the higher 1997 business activity and to the additional debt associated with the acquisition of Cenco. The effect of the increased line of credit usage was partially offset by lower overall short-term interest rates as a result of borrowing at Eurodollar-based interest rates.

Income tax expense was $1,037,000 or 1.9% of sales in 1997, compared to $277,000 or 0.8% of sales in 1996. The effective tax rate was lower than the statutory tax rate due mainly to the lower tax rate applicable to the Company's foreign sales corporation.

The Company had net income of $2,353,000 in 1997, compared to $1,058,000 in 1996, as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES
The Company has historically met its working capital and longer term capital needs through operating cash flow, short and long-term bank debt, and leasing arrangements on certain items of capital equipment. The Company financed its acquisition of Cenco with long-term bank debt and the issuance of 250,000 shares of its common stock.

Capital has principally been used to fund the

Company's inventory and accounts receivable and its plant, equipment and tooling expenditures. During 1998, the Company invested, mainly through long-term bank financing, approximately $610,000 in additional manufacturing capacity, about one half of which was previously leased, for its AutoAir subsidiary in order to meet increased repair and overhaul production requirements. Management expects to reduce its present level of investment in accounts receivable, inventory, production equipment and tooling and to increase its investment in production and information system technology. The Company will also continue to seek acquisition opportunities to expand and/or diversify its products.

During 1998 management undertook a company-wide project for the improvement of its business and manufacturing information systems through the purchase of enterprise resource planning software ("ERP") from Baan Systems. The ERP software will serve as the common base platform for the integration of the manufacturing, financial, sales and procurement systems of each of the Company's operations, replacing primarily dissimilar manually-driven systems. This new system is scheduled for completion by end of third quarter 1999.

The Company acquires shares of its stock on an ongoing basis when market conditions and cash position warrant. For 1999 management is authorized to purchase up to one million shares under specified conditions. This amount reflects an increase in the repurchase authorization. During 1998, the Company acquired 250,000 shares of its common stock for approximately $680,000.

Under the Company's amended and restated loan agreement with a bank, the Company has a $9,000,000 unsecured line of credit, $8,593,000 of which was available at December 31, 1998, after consideration of actual line of credit usage and credit line commitments to support foreign exchange contracts and letters of credit. At December 31, 1998, the Company also had outstanding, approximately $11,119,000 of secured term debt and $661,000 of subordinated notes.

Management believes that expected increased revenues and continued emphasis on working capital management will provide positive cash flow from operations. As a result, the Company's cash flow from operations, its current credit facilities and available financing opportunities are felt to be adequate to finance its operations and capital expenditure requirements at present and forecasted levels.

OTHER MATTERS
Contingency
During the third quarter, the Company became aware the design intended to reduce certain acoustic emissions at an engine test facility sold by Cenco for delivery in April 1998, had failed to achieve contract specifications in certain respects. The original acoustic design and installation work had been performed for Cenco under subcontract by a French company which filed for protection under French bankruptcy law in early 1998 prior to completion.

Cenco has provided certain remedial work in an attempt to bring the acoustic emissions within contract specifications. Cenco, along with engineering services believed to be reliable, has identified other possible solutions aimed at remedying the acoustic emissions problem. Cenco is in the process of modifying the facility's acoustic design and expects to have the remedial work completed in mid 1999. Subject to completion of an agreement with the customer, Cenco will fund the cost of the remedial work and certain costs incurred by the customer in connection with the interim use of alternative test facilities prior to the time the facility becomes operational. The Company estimates the total cost of completion of remedial work and engine test to range from $6 million to $8 million. The Company believes that these costs are for the most part covered under a combination of a policy of insurance guaranteeing the design work of the subcontractor, an errors and omissions insurance policy covering damages resulting from Cenco design and engineering deficiencies and by warranty and other reserves established by the Company.

The subcontractor has asserted a claim against Cenco in the French bankruptcy action and Cenco has filed an action against the subcontractor's insurer in England. It is not possible at this time to estimate the full extent of Cenco's liability for the actual costs of modifications to the facility, or the outcome of the French bankruptcy or English arbitration proceeding. However, the Company believes that up to $13 million of potential insurance recoveries may be available to Cenco for the costs of modifications to the facility and for the interim use of alternative test facilities, although the actual extent of the Company's recoveries cannot yet be determined.

Year 2000
Many computer systems and other systems with embedded chip technology process dates based on two digits for the year of a transaction rather than a full four digits. These systems are unable to process properly dates in the year 2000 and beyond. The Company has developed a Year 2000 Action Plan ("Action Plan") to address the issue of computer programs, information technology and embedded computer chips being unable to distinguish between the year 1900 and the year 2000.

The Action Plan consists of three major sections: 1) information technology ("IT") systems, which includes the company-wide ERP project previously discussed; 2) non-IT systems; and 3) third-party communications. Phases common to each of the three major sections are: inventory of all equipment and software; assessment of Year 2000 compliance of inventoried equipment and software with prioritization of non compliant items determined to be material to the Company; repair or replacement of material, non compliant items; testing of material items; and development and implementation of contingency plans in the event of material system failures.

The Company utilizes a number of computer systems across its operations and has identified its significant software coding issues related to the year 2000 date recognition for key financial and operational systems. The Company has resolved some year 2000 issues at its various operations and plans to continue resolving the matter through either replacement of existing systems with new year 2000 compatible systems or reprogramming existing systems. In 1998, the Company incurred costs, including the ERP project, of less than $425,000 related to its year 2000 efforts. The additional costs, including the ERP project, to be incurred on reprogramming of existing systems, and of replacement equipment, hardware and software are estimated to be less than $800,000. Completion of all reprogramming and replacement of equipment, hardware and software is expected by the end of third quarter 1999. All costs related to the reprogramming of existing systems and the identification of replacement systems for the year 2000 issue are expensed as incurred while new equipment, hardware and software replacement costs will be capitalized.

Based on the Company's efforts to date, management believes that its systems will be year 2000 compliant. The Company is working with its key customers and suppliers to obtain assurances that their systems are year 2000 compliant. However, the Company does not have any control over these third parties and, as a result, cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to address successfully their year 2000 issues. In addition, the Company operates across the world in countries at various stages of economic development and is dependent on systems operated by governments, financial institutions, utilities, communications suppliers and others in each of these countries. The failure of any of such infrastructural systems to be year 2000 compliant could disrupt the Company's business for a period of time and if not quickly resolved could have a material adverse effect on the Company. The Company has not yet developed formal contingency plans in the event of a Year 2000 failure by any of its suppliers.

Effects of Inflation
The Company has entered into multi-year sales agreements with fixed prices in its core businesses of gas turbine engine components and test nacelle products and services. These contracts contain provisions for renegotiation should inflation of material costs exceed certain defined levels. Partially offsetting material and labor cost increases experienced by the Company were long-term material purchase agreements with suppliers and productivity improvements. In addition, Cade continuously reviews cost increases and attempts to reflect these projected cost adjustments in proposals for new orders. As a result, management believes that general inflation did not have a material impact on the Company's operations or financial condition during the periods discussed.

Forward - Looking Statements
The Company's officers may, when appropriate, make public statements that contain forward looking information as to industry conditions and the Company's sales and earnings. Statements in this annual report as to future sales, earnings, cash flow, operating margins, potential insurance recoveries, and economic and industry conditions are forward looking information. Forward looking information is subject to risks and uncertainties that may significantly impact expected results. Among the factors that could cause actual results to differ materially from those which are anticipated are the following: business conditions generally and conditions specifically in the aircraft and aerospace industries; timing of receipt and delivery of orders; the timing and satisfactory completion of engine test facilities; price fluctuations for raw materials and labor; competitive factors, including price competition from other suppliers of similar prod-ucts and overhaul and repair services; risk of obsolescence of tooling inventory before full amortization on project costs; cancellation of orders; foreign currency exchange rates, the ability to obtain effective hedges against fluctuations in currency exchange rates; foreign trade and fiscal policies; insurance recoveries; and unexpected developments while implementing the modifications necessary to mitigate Year 2000 compliance issues, including the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, the indirect impacts of third parties with whom we do business and who do not mitigate their Year 2000 compliance problems and similar unforeseen consequences of the Year 2000 issue.

New Accounting Pronouncements
In June 1998 the Financial Accounting Standards Board issued Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", which is effective for years beginning after June 15, 1999. The Company has not completed its evaluation of the effect of adopting SFAS 133, therefore, it is unable to disclose the impact on its financial position and results of operations of such statement adoption.

Independent Auditors' Report

Shareholders and Board of Directors
Cade Industries, Inc. and Subsidiaries
Okemos, Michigan

We have audited the accompanying consolidated balance sheets of Cade Industries, Inc. and Subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Lansing, Michigan
February 9, 1999

Consolidated Balance Sheets

                                                                December 31
                                                                         ---------------------------------
                                                                            1998                 1997
                                                                         ---------------------------------
Assets
Current assets
   Cash and cash equivalents                                             $   274,831           $ 1,093,176
   Trade accounts receivable                                              13,172,191            12,687,969
   Costs and estimated earnings in excess of billings
             on uncompleted contracts                                      3,923,693             2,053,922
   Inventories                                                            17,084,921            13,798,967
   Deferred income taxes                                                   2,184,000             1,154,000
   Prepaid expenses and other assets                                         780,685               413,132
                                                                         -----------           -----------
                              Total current assets                        37,728,979            31,201,166

Property, plant, and equipment                                            19,196,668            17,662,161

Intangible and other assets
   Goodwill                                                                5,130,957             5,552,849
   Other assets                                                              218,227               153,715
                                                                         -----------           -----------
                                                                           5,349,184             5,706,564
Liabilities and Shareholders' Equity                                     $62,274,831           $54,569,891
Current liabilities
   Note payable to bank                                                  $   150,000           $ 1,460,000
   Current portion of long-term debt                                       3,467,066             3,012,998
   Trade accounts payable                                                  7,034,214             5,190,782
   Employee compensation and amounts withheld                              2,446,571             2,471,638
   Billings in excess of costs and estimated earnings
             on uncompleted contracts                                      9,600,327             5,626,388
   Accrued expenses                                                        2,591,998             1,609,611
   Accrued income taxes                                                      951,337               395,088
                                                                         -----------           -----------
                              Total current liabilities                   26,241,513            19,766,505

Long-term debt                                                             8,313,322            10,582,554

Deferred income taxes                                                        666,000               788,000

Contingencies

Shareholders' equity
   Preferred stock, 10% cumulative, non-voting, stated
             value $300 per share; authorized 500 shares,
             none issued
   Common stock, par value $.001 per share;
             authorized 100,000,000 shares, issued
             22,348,859 shares (22,236,859 shares in 1997)                    22,349                22,239
   Additional paid-in capital                                              9,491,975             9,360,968
   Retained earnings                                                      18,717,424            14,475,571
                                                                         -----------           -----------
                                                                          28,231,748            23,858,778
Less cost of common stock in treasury
     (550,232 and 350,055 shares in 1998 and
     1997, respectively)                                                   1,177,752               525,946
                                                                         -----------           -----------

                                                                          27,053,998            23,332,832
                                                                         -----------           -----------
     See accompanying notes.                                             $62,274,831           $54,569,891
                                                                         ===========           ===========

Consolidated Statements of Income

                                      Year Ended December 31
                                      -------------------------------------------------------------------------------
                                                                           1998              1997             1996
                                      -------------------------------------------------------------------------------
Sales                                                                   $95,792,417      $55,803,761      $34,867,072
Cost of Sales                                                            74,478,593       43,480,918       26,704,927
                                                                        -----------      -----------      -----------
                                                                         21,313,824       12,322,843        8,162,145

Selling, general and administrative expenses                             14,218,774        8,099,595        6,097,363
                                                                        -----------      -----------      -----------

   Income from operations                                                 7,095,050        4,223,248        2,064,782

Interest expense - net                                                     (947,197)        (832,973)        (729,290)
                                                                        -----------      -----------      -----------

   Income before income taxes                                             6,147,853        3,390,275        1,335,492

Income tax expense                                                        1,906,000        1,037,000          277,000

   Net income                                                           $ 4,241,853      $ 2,353,275      $ 1,058,492
                                                                        ===========      ===========      ===========


Net income per common share:
   Basic                                                                $      0.19      $      0.11      $      0.05

   Diluted                                                              $      0.19      $      0.11      $      0.05


Average number of common equivalent
  shares outstanding
   Basic                                                                 21,957,000       21,720,000       21,693,000
   Diluted                                                               22,545,000       22,166,000       21,880,000

See accompanying notes.

Consolidated Statements of Cash Flows

                                      Year Ended December 31
                                      ------------------------------------------------------------------------------
                                                                            1998            1997            1996
                                      ------------------------------------------------------------------------------
Operating activities
   Net income                                                           $ 4,241,853     $ 2,353,275     $ 1,058,492
   Adjustments to reconcile net income to net
   cash provided by operating activities:
      Depreciation and amortization                                       3,372,108       2,898,254       2,626,109
      Provision for deferred income taxes (benefit)                        (952,000)       (115,000)         91,000
      (Gain) Loss on sale of equipment and other                            (30,184)         10,529          13,520

      Changes in operating assets and liabilities:
         Trade accounts receivable                                         (484,222)     (2,020,716)     (1,915,207)
         Billings in excess of costs and estimated
            earning on uncompleted contracts - net                          254,168         993,793
         Inventories                                                     (3,288,954)     (3,440,390)     (1,995,635)
         Prepaid expenses and other current assets                         (367,553)       (166,461)        317,826
         Trade accounts payable                                           1,843,432         784,240       1,202,970
         Other current liabilities                                        3,363,569       2,100,701        (149,865)
                                                                        -----------     -----------     -----------
Net Cash provided by operating activities                                 7,952,217       3,396,225       1,249,210

Investing activities
   Additions to property, plant and equipment                            (4,657,306)     (2,683,143)     (1,764,166)
   Acquisition of Cenco                                                                  (5,197,106)
   Other - net
                                                                            (83,345)        (37,780)         (2,261)
                                                                        -----------     -----------     -----------
Net Cash used in investing activities                                    (4,740,651)     (7,918,029)     (1,766,427)

Financing activities
   Proceeds from long-term debt                                           2,220,473      11,470,134         507,316
   Payments and refinancing of long-term debt                            (4,114,037)     (4,171,983)     (1,831,021)
   Increase (decrease) in note payable to bank                           (1,310,000)     (1,550,000)      1,710,000
   Purchases of common stock for treasury                                  (679,208)       (203,957)        (92,469)
   Exercise of stock options and other                                      158,519          49,180          57,512
                                                                        -----------     -----------     -----------
Net Cash provided by (used in) financing activities                      (3,724,253)      5,593,374         351,338
                                                                        -----------     -----------     -----------

Increase (decrease) in cash and cash equivalents                           (512,687)      1,071,570        (165,879)

Cash and cash equivalents at beginning of year                            1,093,176          21,606         187,485
                                                                        -----------     -----------     -----------

Cash and cash equivalents at end of year                                $   580,489     $ 1,093,176     $    21,606
                                                                        ===========     ===========     ===========

Cash paid (received) during the year for:
      Interest                                                          $ 1,164,308     $   730,647     $   772,257
      Income taxes, net of refunds received                               2,293,200         900,072         (39,415)

Supplemental schedule of noncash investing and
financing activities:                                                                                   $   507,316
         Capital leases                                                 $    70,873     $   248,706
         Fair market value of common stock
            Issued for acquisition                                                          451,000

See accompanying notes.

Consolidated Statements of Changes in
Shareholders' Equity

                                                Common Stock                  Additional
                                                ------------                    Paid-In
                                    Number of Shares    Par Value Amount        Capital      Retained Earnings    Treasury Stock
                                    ----------------    ----------------      ----------     -----------------    --------------
Balance at January 1, 1996              21,886,409          $   21,886       $  8,828,552       $11,063,804       $   (254,442)

     Stock options exercised                86,450                  87             57,425
     Purchase of 80,500 shares
       of common stock                                                                                                 (92,469)
     Net income for the year                                                                      1,058,492
                                       -----------          ----------       ------------       -----------       ------------

Balance at December 31, 1996            21,972,859              21,973          8,885,977        12,122,296           (346,911)

     Stock options exercised                16,000                  16             20,844
     Purchase of 114,800 shares
        of common stock                                                                                               (203,957)
     Employee stock awards                                                          3,397                               24,922
     Shares issued in connection
        with acquisition                   250,000                 250            450,750
     Net income for the year                                                                      2,353,275
                                       -----------          ----------       ------------       -----------       ------------

Balance at December 31, 1997            22,238,859              22,239          9,360,968        14,475,571           (525,946)

     Stock options exercised               110,000                 110             93,015
     Purchase of 250,000 shares
        of common stock                                                                                               (679,208)
     Employee stock awards                                                         37,992                               27,402
     Net income for the year                                                                      4,241,853
                                       -----------          ----------       ------------       -----------       ------------

Balance at December 31, 1998            22,348,859          $   22,349       $  9,491,975       $18,717,424       $ (1,177,752)
                                        ==========          ==========       ============       ===========       ============

See accompanying notes.

Notes to Consolidated Financial Statements

Note 1.  Corporate Structure and Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Cade Industries, Inc. and its wholly-owned subsidiaries (Company or Cade): Cade AutoAir, Inc. (AutoAir); Cade Composites, Inc. (CCI); Cade International, Inc. (CI); Cade Cenco, Inc. (Cenco); Cade Europe, Inc. (CE) and Pollux Acquisition Corporation (Pollux) and its wholly-owned subsidiary, Cade HAC, Inc. (H.A.C.). Intercompany accounts and transactions have been eliminated in consolidation.

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

Sales are generally recognized at the time products are shipped. Progress billings in advance of deliveries on certain contracts are treated as deferred revenues and are offset against inventoried contract costs in the Company's financial statements. Reserves for contract losses are accrued when estimated costs to complete exceed expected future revenues.

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

Goodwill
Goodwill is being amortized over 30 to 40 years using the straight-line method. Accumulated amortization was $969,000 and $768,000 at December 31, 1998 and 1997, respectively. It is the Company's policy to carry goodwill only if the projected undiscounted cash flows of acquired businesses over the remaining amortization periods exceed such recorded amounts of goodwill.

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

Net Income Per Share
In 1997, Cade adopted Financial Accounting Standards Board SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires the calculation of basic and diluted earnings per share. Basic earnings per share excludes the dilutive effects of stock options (588,000, 446,000 and 187,000 shares in 1998, 1997 and 1996, respectively). Earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS No. 128 requirements.

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

Long-Lived Assets And Long-Lived Assets To Be Disposed Of Management continually reviews long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and long-lived assets and certain identifiable intangibles to be disposed of for impairment. Management has determined that there has been no material effect on Cade's consolidated operating results or financial position.

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


Note 2.   Acquisition

In October 1997, the Company acquired 100% of the outstanding shares of Central Engineering Company and its related real estate for $8,174,000. The purchase price consisted of 250,000 shares of Cade's common stock and approximately $7,723,000 in cash. The cash portion of the purchase price was financed through additional bank borrowings, pursuant to which the Company's existing credit facility was increased from approximately $10.3 million to $19.8 million. In addition, cash required at acquisition was reduced as a result of on-hand cash balances at Cenco of $2,893,000. The purchase agreement contained a provision, which has been extended pending mediation of certain claims, requiring the escrow of $400,000 to satisfy certain indemnity obligations of the former Cenco shareholders to the Company. Accordingly, the total purchase price amount may be adjusted to reflect draws against the escrow. Cenco designs and manufactures engine test cell facilities and related ground test equipment.

The acquisition of Cenco has been accounted for using the purchase method of accounting. The results of Cenco's operations have been included in the Company's financial statements from the date of its acquisition.

The following unaudited pro-forma information sets forth the results of the Company's operations as though the purchase of Cenco had been made at the beginning of 1996.
                                     1997                  1996
                                 -----------------------------------
Revenues                         $  73,377,000         $  52,117,000
Net Income                           2,341,000               734,000
Basic income per share                    0.11                  0.03
Diluted Income per share                  0.10                  0.03



The above pro-forma unaudited results of operations are not necessarily indicative of the combined operating results as they may be in the future or as they might have been for the periods indicated had the acquisition of Cenco been consummated at the beginning of 1996.

Note 3.  Costs and Estimated Earnings on Uncompleted Contracts

                                                        December 31
                                                        ------------------------------------------
                                                                       1998              1997
                                                        ------------------------------------------
Uncompleted contracts consists of:
   Costs incurred on uncompleted contracts                          $72,283,327      $ 58,740,285
   Estimated earnings                                                 6,377,140         5,684,123
                                                                   ------------      ------------
                                                                     78,660,467        64,424,408
   Less billings to date                                             84,337,101        67,996,874
                                                                   ------------      ------------
                                                                   $ (5,676,634)     $ (3,572,466)
                                                                   ============      ============

Included in the accompanying consolidated balance
   sheets under the following captions:
     Costs and estimated earnings in excess of billings on
         uncompleted contracts                                     $  3,923,693      $  2,053,922
     Billings in excess of costs and estimated earnings on
         uncompleted contracts                                       (9,600,327)       (5,626,388)
                                                                   ------------      ------------

                                                                   $ (5,676,634)     $ (3,572,466)
                                                                   ============      ============

Note 4.  Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventoried costs relating to long-term contracts are stated at actual production cost. Inventories consist of:

                                December 31
                                ------------------------------------------
                                              1998               1997
                                ------------------------------------------

Finished goods                            $     377,000      $     882,378
Work-in-progress                              8,176,672          6,344,798
Raw materials and supplies                    8,671,324          6,571,791
                                          -------------      -------------
                                          $  17,087,921      $  13,798,967
                                          =============      =============

Note 5.  Property, Plant, and Equipment

Property, plant and equipment are stated at cost and consist of:

                                      December 31
                                      ------------------------------------
                                                   1998            1997             Estimated Useful Life
                                      ------------------------------------
Land and improvements                          $   803,365     $   737,365             25-31.5 years
Buildings                                        7,766,606       6,934,411               3-12 years
Machinery and equipment                         13,489,504      11,430,507                See below
Tooling                                         13,336,445      12,447,568
                                               -----------     -----------
                                                35,395,920      31,549,851
Accumulated depreciation and amortization       16,199,252      13,887,690
                                               -----------     -----------
                                               $19,196,668     $17,662,161
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


Note 6.  Leases

Future minimum lease payments, by year and in the aggregate for noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1998:

         1999                                            $   596,813
         2000                                                491,557
         2001                                                495,853
         2002                                                497,808
         2003                                                458,903
         Thereafter                                          648,598
                                                         -----------
            Total minimum lease payments                 $ 3,189,532
                                                         ===========

Rent expense for 1998, 1997, and 1996 totaled $521,000, $537,000, and $560,000, respectively.


Note 7.   Note Payable and Long-Term Debt

Note payable to bank of $150,000 at December 31, 1998 represents borrowing under the Company's $9,000,000 unsecured line of credit, which bears interest at the bank's announced prime interest rate less .50% (7.25% at December 31, 1998) and is subject to annual renewal each year starting in April 1999. Also, at the Company's option, increments of not less than $500,000 of the outstanding line of credit may be placed at a Eurodollar-based rate plus 2.1% (none at December 31, 1998) for fixed periods not to exceed 90 days. Up to $3,500,000 ($257,000 at December 31, 1998) of the line of credit may be committed to support letters of credit and foreign exchange contracts, but at no time may the total of such commitments and advances under the line of credit exceed $9,000,000. The line of credit will become secured by substantially all of the Company's and subsidiaries' tangible assets in the event the ratio of debt to tangible net worth exceeds two-to-one.

In October, 1997 the Company and the bank executed an amended and restated loan agreement to increase its line of credit facility, facilitate the acquisition of Cenco and refinance a portion of its then existing term debt. This amended and restated agreement provides for interest rate reduction on all floating-rate debt if certain future financial conditions are met.

The weighted-average interest rate on short-term borrowings for the year ended December 31, 1998 was 7.6% and was 7.8% for 1997 and 1996.

Long-term debt consists of:

                                                                           December 31
                                                                  -----------------------------
                                                                      1998              1997
                                                                  -----------------------------
Term Note A payable to bank in quarterly
installments of $178,571, commencing January 1998                 $ 2,857,143       $ 3,571,429

Term Note B payable to bank in quarterly principal
and interest installments of $118,624, commencing
January 1998 with unpaid balance due November 2002                  2,871,197         4,000,000

Term Note C payable to bank in quarterly installments of
$270,833, commencing January 1998                                   2,166,667         3,250,000

Term Note D payable to bank in quarterly installments of
$100,000 commencing October 1998                                      900,000

Subordinated notes payable in four equal annual payments
beginning November 1996, interest at 6% payable semi-annually         661,260         1,430,520

Term note payable to bank in monthly installments
commencing February 1999                                              600,000

Note payable to bank in monthly installments to July 2005             514,649           542,209

Mortgage note payable to bank in monthly installments
commencing April 1997 to February 2001 with unpaid balance due
March 2002                                                            330,000           370,000

Mortgage note payable to bank in monthly installments commencing
October 1998 to August 2003 with unpaid balance due September 2003    549,461

Capital lease obligations, interest rates ranging from
7.75% to 12.71%, due through March 2002                               330,011           531,394
                                                                   ----------       -----------
                                                                   11,780,388        13,695,552
Current maturities                                                  3,467,066         3,012,998
                                                                   ----------       -----------
                                                                  $ 8,313,322       $10,682,554
                                                                   ==========       ===========

o Term Note A is secured by substantially all of the Company's and subsidiaries' tangible assets and bears interest at 8.19%. Proceeds of Term Note A were used to refinance existing term debt ($2,571,429) and partially finance the 1997 acquisition of Cenco. This term debt is guaranteed by each subsidiary. Under the amended and restated loan agreement, which covers Term Notes A, B and C and the line of credit facility, the Company is subject to restrictive covenants, conditions and default provisions which, among others, require the maintenance of certain levels of tangible net worth ($17.0 million at December 31, 1998), maintenance of financial ratios relating to working capital and debt levels and restrictions relating to disposition of its assets, future acquisitions, incurrence of additional indebtedness and material changes in its capital structure.

o    To support the acquisition of Cenco, the Company executed Term Notes B and
     C. This term debt is secured by substantially all of the Company's and
     subsidiaries' tangible assets and is guaranteed by each subsidiary.   Term
     Note B, which bears interest at the bank's announced prime interest rate less .5% (7.25% at December 31, 1998), matures November 2002 at which time the remaining balance is payable. Term Note C bears interest at 8.09% until November 1999, at which time the interest rate will float until maturity (November 2000) at the bank's announced prime interest rate less .5%.

o Term Note D is secured by substantially all of the Company's and subsidiaries tangible assets and bears interest at 7.88%. Proceeds of Term Note D were used to refinance a portion of Term Note B.

o As part of the acquisition of Pollux, the Company issued $2,861,040 of 6.0% subordinated notes in exchange for a like amount of Pollux 8.0% convertible subordinated debentures. Such notes are subordinated to all indebtedness for borrowed money and property and equipment purchases including capital leases.

o The note payable to bank is secured by certain HAC real estate and equipment items, bearing interest at 2.75% plus the prime lending rate, as defined (10.5% at December 31, 1998).

o The mortgage notes payable to bank are secured by certain Auto-Air real estate, bear interest at 8.45% and 7.76%, respectively, and are guaranteed by the Company.

o The term note payable to bank is secured by the machinery and equipment of the Company and its subsidiaries and is guaranteed by each subsidiary.

Aggregate annual maturities of long-term debt, including capital leases, for periods subsequent to December 31, 1998 are approximately as follows:
1999--$3,467,000; 2000--$2,834,000; 2001--$1,395,000; 2002--$3,234,000;
2003--$548,000; and thereafter--$302,000.


Note 8.  Pension Plan

Retirement benefits are provided by the Company to most salaried and non-bargaining unit, hourly employees under contributory defined contribution plans which provide for discretionary contributions. Expense related to these plans was $336,000 in 1998, $277,000 in 1997, and $198,000 in 1996.

Bargaining unit employees of one subsidiary participate in a union sponsored multi-employer defined benefit plan. Company cost and contributions were $247,000, $176,000 and $145,000 in 1998, 1997 and 1996, respectively. The
Company's proportional share of the net assets, accumulated benefits and unfunded vested benefits of this plan is not available. In addition, the Company offers bargaining unit employees electing early retirement continued health benefits for a limited period not to exceed three years with such benefits capped at current rates. Management has determined that the financial impact of this benefit on the Company as determined under Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", is not significant.

Note 9.  Shareholders' Equity

In August 1998, the Company's Board of Directors adopted a shareholder rights plan and declared a rights dividend of one common stock purchase right for each share of common stock then outstanding. The shareholder rights plan becomes operative upon certain events involving the acquisition of 15% or more of the Company's outstanding common stock by any person or group in a transaction not approved by the Company's Board of Directors. Upon the occurrence of such an event, each right, unless redeemed by the Board, entitles its holder (other than the acquiring person or group whose rights are canceled) to purchase for $15 an amount of common stock of the Company, or in certain circumstances the acquirer, having a $30 market value. The rights have no voting power and expire on August 3, 2008.

Note 10.  Stock Options

Options activity during the years ended December 31, 1998, 1997, and 1996 is as follows:

                                                       Number of       Exercise         Weighted
                                         Number         Shares           Price      Average Exercise
                                        of Shares     Exercisable      Per Share     Price Per Share
                                        ---------     -----------    ------------   ----------------
Outstanding at January 1, 1996            870,450         683,050    $.66 - $2.19        $  .98

     Options granted under 1990 Plan       75,000                     .63 -  1.13           .96
     Options exercised                    (86,450)                    .63 -   .69           .67
                                       ----------

Outstanding at December 31, 1996          859,000         720,000     .67 -  2.19          1.01

     Options granted:
       Under 1990 Plan                     80,000                            1.38          1.38
       Directors                          100,000                            1.38          1.38
     Options exercised                    (16,000)                    .67 -  2.19          1.30
     Options canceled                      (6,000)                    .83 -  2.19          1.57
                                       ----------

Outstanding at December 31, 1997        1,017,000         886,000     .67 -  2.19          1.07

     Options granted:
       Under 1990 Plan                    228,000                            2.38          2.38
       Directors                           50,000                            2.50          2.50
     Options exercised                   (110,000)                    .67 -  1.70           .85
     Options canceled                     (50,000)                            .72           .72
                                       ----------

Outstanding at December 31, 1998        1,135,000         867,600     .67 -  2.50          1.43
                                       ==========


At the Company's Annual Meeting of Shareholders held in May 1998, the shareholders approved the 1998 Omnibus Incentive Stock Plan ("1998 Plan"). The 1998 Plan replaces the Company's existing 1990 Nonqualified Stock Option Plan ("1990 Plan"), although options granted under that plan will remain in effect until they have been exercised or have expired and such options shall be administered in accordance with their terms and the plan under which they were granted. The 1998 Plan provides for the issuance of up to 2 million shares of the Company's common stock . Under the 1998 Plan, nonqualified stock options and restricted stock (each, an "award") may be granted. Stock options ("options") granted under the plan: are intended to represent non-qualified stock options; carry an exercise price not less than fair market value of the common stock on the date of the grant; expire no longer than ten years from date of grant, and become exercisable based on the same timetable, unless otherwise provided in the applicable stock option agreement, as applies to the 1990 Plan as described below. Restricted stock granted under the plan: cannot be disposed of in any way while restrictions apply; provide the recipient all the rights of a shareholder of the Company with respect to the restricted shares; shall be forfeited, unless otherwise provided in the applicable restricted stock agreement, upon termination of employment, and, unless terms to the contrary are expressly provided in a grant of restricted stock, will become unrestricted at a rate of 20% per year beginning one year from date of grant. Awards may be granted under the 1998 Plan up to May 5, 2008. During 1998, no awards were granted under the 1998 Plan.

The 1990 Nonqualified Stock Option Plan provided for the granting of up to 845,000 options for shares of the Company's Common Stock. The option price is the fair market value of a share of common stock on the date of the grant. Options expire ten years from date of grant. At six months from grant date, 20% of the options may be exercised, and at one year from grant date and for each of the next three years thereafter, an additional 20% may be exercised. No additional options will be granted under the 1990 Plan as a result of its replacement by the 1998 Plan.

Members of the Board of Directors hold options to purchase 650,000 (300,000 held under the Directors Plan) shares of the Company's Common Stock. The options were granted at fair market value of a share of common stock on the date of grant and are exercisable at various dates through February 2008.

The outstanding stock options at December 31, 1998 have a weighted average contractual life of 6.5 years and a weighted average exercise price of $1.43 per share.

The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for stock option grants. Had compensation cost been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the effect on the Company's net income and income per share for 1998, 1997 and 1996 would not have been material.

The weighted average fair value of the stock options granted during 1998 and 1997 was $1.68 and $0.89, respectively. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998 and 1997, respectively: no dividend yield in either year; risk free interest rate of 4.75% and 5.75%; expected life of 8.8 years and 8.5 years, and expected volatility of 61% and 50%.

Note 11.  Income Taxes

Significant components of the Company's deferred tax assets (liabilities) as of December 31, 1998 and 1997 are as follows:

                                                  1998            1997
                                              --------------------------
Current
  Uniform inventory capitalization            $   174,000    $   117,000
  Uniform tooling capitalization                  102,000         73,000
  Expense and loss accruals                     1,708,000        764,000
  Net Operating loss carryforwards                200,000        200,000
                                              -----------    -----------
     Total current deferred tax assets        $ 2,184,000    $ 1,154,000
                                              ===========    ===========

Long-term                                     $   444,000    $   557,000
  Net Operating loss carryforwards                101,000        101,000
                                              -----------    -----------
  Tax credit carryforwards                        545,000        658,000
     Total long-term deferred tax assets         (210,000)      (410,000)
                                              -----------    -----------
Valuation allowance                               335,000        248,000
  Net long-term deferred tax assets

  Tax over book depreciation                   (1,050,000)    (1,088,000)
  Other - net                                      49,000         52,000
                                              -----------    -----------
     Total long-term deferred tax liabilities  (1,001,000)    (1,036,000)
                                              -----------    -----------

     Net long-term deferred tax liabilities   $  (666,000)   $  (788,000)
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

The provision for income taxes consisted of the following:


                                 1998           1997         1996
                             ---------------------------------------
Current (credit):
   Federal                   $ 2,758,000    $ 1,123,000   $  207,000
   State and local               100,000         29,000      (21,000)
                             -----------    -----------   ----------
        Total current          2,858,000      1,152,000      186,000

Deferred (credit):
   Federal                      (952,000)      (115,000)      91,000
                             -----------    -----------   ----------
                             $ 1,906,000    $ 1,037,000   $  277,000
                             ===========    ===========   ==========

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is:

                                                                  1998         1997         1996
                                                               -------------------------------------
Tax at U.S. federal statutory rate                             $2,090,000   $1,153,000   $  454,000
State and local income taxes (net of federal tax benefit)          66,000       19,000      (14,000)
Non-deductible amortization                                        68,000       42,000       37,000
Lower effective income tax of foreign sales corporation          (367,000)    (171,000)     (55,000)
Adjustment of estimated liabilities                                            (24,000)    (150,000)
Other                                                              49,000       18,000        5,000
                                                               ----------   ----------   ----------
                                                               $1,906,000   $1,037,000   $  277,000
                                                               ==========   ==========   ==========

Note 12.  Foreign Currency Contracts

During 1998 and 1997, the Company entered into forward currency contracts to hedge certain firm commitments for the delivery of goods and services for four construction contracts denominated in foreign currencies. The purpose of the Company's foreign currency hedging activity is to protect it from the risk that the eventual dollar cash flows resulting from the delivery of goods and services to international customers will be adversely affected by changes in exchange rates. At December 31, 1998 and 1997, the Company had forward currency contracts, all with a maturity of less than one year, to exchange British pounds, Thai bahts, Singapore dollars and German marks for U.S. dollars in the amounts of $553,000 ($4,175,000 - 1997), $361,000 ($6,066,000 - 1997), $533,000
($3,383,000 - 1997) and $1,123,000, respectively. There were no significant unrealized gains or losses related to foreign currency contracts at December 31, 1998.

Note 13.  Business Segments

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services, geographic areas, and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Cade's chief operating decision maker is its Chief Executive Officer. Cade's reportable operating segments ("product segments") are Engine and Airframe Products and Services and Test Facilities and Equipment. Engine and Airframe Products and Services consists of molded and bonded composite jet engine components; metal fabricated and bonded composite airframe components; and the repair and overhaul of commercial and military gas turbine engine and airframe components as well as flight nacelle structures. Engine and airframe products and services are sold worldwide to commercial and military engine and airframe manufacturers, commercial airlines and government agencies. Test Facilities and Equipment includes engine test facilities, computer software and data acquisition systems, and related equipment used in the ground testing and overhaul of major commercial jet engines and related ground support equipment sold worldwide to engine manufacturers, commercial airlines and overhaul facilities. Other includes certain unallocated assets, goodwill amortization and corporate administration expenses not allocated to other internal reporting entities.

The accounting policies of the product segments are the same as those described in the summary of significant accounting policies except that the disaggregated financial results for the product segments have been prepared using a management approach, which is consistent with the basis and manner in which management internally disaggregates financial information for the purposes of assisting in making internal operating decisions. Generally, Cade evaluates performance based on stand-alone product segment operating income. Net sales are attributed to geographic areas based on the location of the customer.

Financial information segregated by reportable product segments is as follows:

                              For the Years Ended December 31
                              ----------------------------------------------------------------
                                                      1998             1997           1996
                              ----------------------------------------------------------------
Sales
   Engine and airframe products and services       $50,731,000     $42,601,000     $28,184,000
   Test facilities and equipment                    45,061,000      13,203,000       6,683,000
                                                   -----------     -----------     -----------
Consolidated Sales                                 $95,792,000     $55,804,000     $34,867,000
                                                   ===========     ===========     ===========

Operating income (loss)
   Engine and airframe products and services       $ 5,553,000     $ 3,662,000     $ 2,132,000
   Test facilities and equipment                     3,547,000       1,069,000        (192,000)
   Other                                            (2,005,000)       (508,000)        125,000
                                                   -----------     -----------     -----------
Consolidated Operating Income                      $ 7,095,000     $ 4,223,000     $ 2,065,000
                                                   ===========     ===========     ===========

Depreciation and Amortization
   Engine and airframe products and services       $ 2,125,000     $ 3,662,000     $ 2,132,000
   Test facilities and equipment                     1,096,000       1,069,000        (192,000)
   Other                                               151,000         135,000         120,000
                                                   -----------     -----------     -----------
Consolidated Depreciation and Amortization         $ 3,372,000     $ 2,898,000     $ 2,626,000
                                                   ===========     ===========     ===========

Total Assets & Asset Additions                    December 31, 1998          December 31, 1997
                                                  Total        Asset         Total        Asset
                                                 Assets      Additions      Assets      Additions
                                               -----------   ----------   -----------   ----------
   Engine and airframe products
       and services                            $35,647,000   $2,813,000   $30,319,000   $1,483,000
   Test facilities and equipment                23,562,000    1,382,000    21,932,000    1,166,000
Other                                            3,066,000      462,000     2,319,000       34,000
                                               -----------   ----------   -----------   ----------
Consolidated                                   $62,275,000   $4,657,000   $54,570,000   $2,683,000
                                               ===========   ==========   ===========   ==========

Information concerning principal geographic areas is set forth below:

              For the Years Ended December 31
              ---------------------------------------------------------------------
                                            1998            1997            1996
              ---------------------------------------------------------------------
Sales by Geographic Areas
     United States                     $ 50,736,000    $ 43,802,000    $ 28,643,000
     Far East:
        Thailand                         15,008,000         614,000
        Other Far East                   10,126,000       2,246,000       2,228,000
     Europe                               7,189,000       5,925,000         323,000
     Americas - other                     4,799,000       2,430,000       2,233,000
     Other Areas                            934,000         787,000       1,240,000
                                       ------------    ------------    ------------
Consolidated                           $ 95,792,000    $ 55,804,000    $ 34,867,000
                                       ============    ============    ============

Sales to Pratt & Whitney, Rolls Royce, General Electric and Boeing/McDonnell Douglas, with which the Company has long-standing customer relations, amounted to 18%, 18%, 13% and 4% of 1998 consolidated sales, respectively (25%, 3%, 5% and 11% in 1997, 25%, 0%, 4% and 10% in 1996). Export sales by the Company's domestic subsidiaries were $38,056,000, $12,002,000, and $6,024,000, for the years 1998, 1997, and 1996, respectively and accounts receivable relating to foreign revenues as of December 31, 1998 and 1997 were $6,926,000 and $7,638,000, respectively.

Note 14.  Contingencies

The Company provides multi-year warranty periods on certain engine test products. To provide adequate recognition of potential warranty liabilities, the Company has established reserves to cover issues related to warranty and other costs associated with performance guarantees.

The Company has remedial work-in-process at a certain engine test facility. This remedial work is expected to be completed by mid 1999. The Company estimates the total cost of this remedial work to range from $6 million to $8 million. The Company believes that these costs are for the most part covered under a combination of potential insurance proceeds, and by warranty and other reserves established by the Company.

Note 15.  Quarterly Results (Unaudited)

                                                                        1998
                                                                 Three Months Ended
                                       March 31        June 30     September 30     December 31       Total
                                      -------------------------------------------------------------------------
Sales                                 $21,913,348    $24,098,408    $25,501,933     $24,278,728     $95,792,417
Cost of Sales                          16,637,336     18,752,711     20,057,461      19,031,085      74,478,593
Net Income                                918,437      1,079,687      1,112,966       1,130,763       4,241,853
Net income per common share
   Basic                                     0.04           0.05           0.05            0.05            0.19
   Diluted                                   0.04           0.05           0.05            0.05            0.19
Weighted average common
  shares outstanding
   Basic                               21,980,000     22,035,000     21,978,000      21,835,000      21,957,000
   Diluted                             22,536,000     22,745,000     22,572,000      22,328,000      22,545,000

                                                                        1997
                                                                 Three Months Ended
                                       March 31        June 30     September 30     December 31       Total
                                      -------------------------------------------------------------------------
Sales                                 $12,355,557    $12,952,885    $13,477,498     $17,017,821     $55,803,761
Cost of Sales                           9,376,113      9,826,307     10,602,610      13,675,888      43,480,918
Net Income                                471,443        537,943        626,585         717,304       2,353,275
Net income per common share*
   Basic                                     0.02           0.02           0.03            0.03          0.11**
   Diluted                                   0.02           0.02           0.03            0.03          0.11**
Weighted average common
  shares outstanding
   Basic                               21,710,000     21,683,000     21,658,000      21,829,000      21,720,000
   Diluted                             21,999,000     22,027,000     22,172,000      22,463,000      22,166,000

* The first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

** The sum of the quarterly net income per share amounts does not equal the annual amount reported. Net income per share is computed independently for each quarter and the full year and is based on respective weighted average common shares outstanding.

Corporate Information

Corporate Headquarters            General Counsel
2365 Woodlake Drive - Suite 120   Quarles & Brady
Okemos, MI  48864                 411 E. Wisconsin Avenue
Phone: (517) 347-1333             Milwaukee, WI  53202-4497
Fax: (517) 347-6185

Corporate Auditors
Deloitte & Touche LLP
Suite 800
120 N. Washington Square
Lansing, MI  48933-1681

Board of Directors

Molly F. Cade    Conrad G. Goodkind   William T. Gross   Richard A. Lund
Educator         Partner              Consultant         President
                 Quarles & Brady                         and Chief Executive
                                                         Officer

Terrell L. Ruhlman   John W. Sandford         Joseph R. O'Gorman
Consultant           Chairman of the Board    Former Chairman, President
                                              and Chief Executive Officer
                                              Reno Air


Corporate Officers

John W. Sandford         Richard A. Lund        Edward B. Stephens
Chairman of the Board    President              Vice President, Chief Financial
                         and Chief Executive    Officer, Treasurer and
                         Officer                Assistant Secretary


Richard A. Joseph        Conrad G. Goodkind
Vice President           Secretary


Subsidiaries

Cade AutoAir, Inc.                 Cade Composites, Inc.
5640 Enterprise Drive              4075 Ruffin Road
Lansing, MI  48911                 San Diego, CA  92123
Phone: (517) 393-4040              Phone: (619) 571-5220
John F. Scanlon, President         Robert C. Spring, President

Cade International, Inc.           Cade HAC, Inc.
2365 Woodlake Drive - Suite 120    537 Camden Drive
Okemos, MI  48864                  Grand Prairie, TX  75051
Phone: (517) 347-1333              Phone: (972) 263-4387
Richard A. Lund, President         John E. Haran, President

Cade Europe, Inc.                         Cade Cenco, Inc.
Lomeshaye Business Village                2930 Anthony Lane
Nelson, Lancashire,                       Minneapolis, MN  55418
BB9 7DR                                   Phone: (612) 781-6557
England                                   John H. Nicholson, President
Phone: (01282) 617788
Peter J. Clarke, Director European Sales

Transfer Agent and Registrar

Correspondence and questions concerning shareholder accounts or transfer of stock should be addressed to:

Firstar Trust Company
1555 N. RiverCenter Drive
Milwaukee, WI 53212
Phone: (414) 905-5000

Financial and Other Information

Cade's Annual
Meeting of Shareholders will be held on Tuesday, May 4, 1999, in Lansing, Michigan.

Cade Industries issues its news releases through PR Newswire. Faxed copies of news releases are available at no charge. To get them, call Company News On-Call at 1-800-758-5804. This electronic system requests a six-digit code (075675), and allows callers to choose from a menu of Cade Industries' news releases. The requested release will be faxed within minutes of the inquiry. This service is available 24 hours a day, 7 days a week. The On-Call information is also posted on the Internet's World-Wide Web at http://www.prnewswire.com, or you may visit Cade's web site at http://www.cade-industries.com.

Cade Industries files Forms 10-K and 10-Q with the Securities and Exchange Commission. Shareholders may obtain copies of these reports, and of Cade's Annual Report to Shareholders, by writing or calling:

     Sheryl A. Mull
     Cade Industries, Inc.
     2365 Woodlake Drive - Suite 120
     Okemos, MI  48864
     Phone: (517) 347-1333
     Fax: (517) 347-6185
     E-mail address: sheryl.mull@cade-industries.com

Stock Exchange

Shares of Cade Industries Common Stock are traded on the over-the-counter market on the NASDAQ National Market System (ticker symbol CADE)

[LOGO OF CADE INDUSTRIES, INC.]


Woodlake Drive - Suite 120
Okemos, MI  48864
Phone: (517) 347-1333
Fax: (517) 347-6185

www.cade-industries.com.doc