Form 10-K/A, Exhibit 13
period 1998-12-31
CADE INDUSTRIES INC
filed 1999-04-23
CIK 356211

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


/s/ Deloitte & Touche LLP
Lansing, Michigan
February 9, 1999

Consolidated Balance Sheets

                                                                December 31
                                                                         ---------------------------------
                                                                            1998                 1997
                                                                         ---------------------------------
Assets
Current assets
   Cash and cash equivalents                                             $   580,489           $ 1,093,176
   Trade accounts receivable                                              13,172,191            12,687,969
   Costs and estimated earnings in excess of billings
             on uncompleted contracts                                      3,923,693             2,053,922
   Inventories                                                            17,087,921            13,798,967
   Deferred income taxes                                                   2,184,000             1,154,000
   Prepaid expenses and other assets                                         780,685               413,132
                                                                         -----------           -----------
                              Total current assets                        37,728,979            31,201,166

Property, plant, and equipment                                            19,196,668            17,662,161

Intangible and other assets
   Goodwill                                                                5,130,957             5,552,849
   Other assets                                                              218,227               153,715
                                                                         -----------           -----------
                                                                           5,349,184             5,706,564
Liabilities and Shareholders' Equity                                     $62,274,831           $54,569,891
Current liabilities
   Note payable to bank                                                  $   150,000           $ 1,460,000
   Current portion of long-term debt                                       3,467,066             3,012,998
   Trade accounts payable                                                  7,034,214             5,190,782
   Employee compensation and amounts withheld                              2,446,571             2,471,638
   Billings in excess of costs and estimated earnings
             on uncompleted contracts                                      9,600,327             5,626,388
   Accrued expenses                                                        2,591,998             1,609,611
   Accrued income taxes                                                      951,337               395,088
                                                                         -----------           -----------
                              Total current liabilities                   26,241,513            19,766,505

Long-term debt                                                             8,313,322            10,682,554

Deferred income taxes                                                        666,000               788,000

Contingencies

Shareholders' equity
   Preferred stock, 10% cumulative, non-voting, stated
             value $300 per share; authorized 500 shares,
             none issued
   Common stock, par value $.001 per share;
             authorized 100,000,000 shares, issued
             22,348,859 shares (22,238,859 shares in 1997)                    22,349                22,239
   Additional paid-in capital                                              9,491,975             9,360,968
   Retained earnings                                                      18,717,424            14,475,571
                                                                         -----------           -----------
                                                                          28,231,748            23,858,778
Less cost of common stock in treasury
     (550,232 and 350,055 shares in 1998 and
     1997, respectively)                                                   1,177,752               525,946
                                                                         -----------           -----------

                                                                          27,053,996            23,332,832
                                                                         -----------           -----------
     See accompanying notes.                                             $62,274,831           $54,569,891
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

See accompanying notes.

Consolidated Statements of Cash Flows

                                      Year Ended December 31
                                      ------------------------------------------------------------------------------
                                                                            1998            1997            1996
                                      ------------------------------------------------------------------------------
Operating activities
   Net income                                                           $ 4,241,853     $ 2,353,275     $ 1,058,492
   Adjustments to reconcile net income to net
   cash provided by operating activities:
      Depreciation and amortization                                       3,372,108       2,898,254       2,626,109
      Provision for deferred income taxes (benefit)                        (952,000)       (115,000)         91,000
      (Gain) Loss on sale of equipment and other                            (30,184)         10,529          13,520

      Changes in operating assets and liabilities:
         Trade accounts receivable                                         (484,222)     (2,020,716)     (1,915,207)
         Billings in excess of costs and estimated
            earning on uncompleted contracts - net                          254,168         993,793
         Inventories                                                     (3,288,954)     (3,440,390)     (1,995,635)
         Prepaid expenses and other current assets                         (367,553)       (168,461)        317,826
         Trade accounts payable                                           1,843,432         784,240       1,202,970
         Other current liabilities                                        3,363,569       2,100,701        (149,865)
                                                                        -----------     -----------     -----------
Net Cash provided by operating activities                                 7,952,217       3,396,225       1,249,210

Investing activities
   Additions to property, plant and equipment                            (4,657,306)     (2,683,143)     (1,764,166)
   Acquisition of Cenco                                                                  (5,197,106)
   Other - net
                                                                            (83,345)        (37,780)         (2,261)
                                                                        -----------     -----------     -----------
Net Cash used in investing activities                                    (4,740,651)     (7,918,029)     (1,766,427)

Financing activities
   Proceeds from long-term debt                                           2,220,473      11,470,134         507,316
   Payments and refinancing of long-term debt                            (4,114,037)     (4,171,983)     (1,831,021)
   Increase (decrease) in note payable to bank                           (1,310,000)     (1,550,000)      1,710,000
   Purchases of common stock for treasury                                  (679,208)       (203,957)        (92,469)
   Exercise of stock options and other                                      158,519          49,180          57,512
                                                                        -----------     -----------     -----------
Net Cash provided by (used in) financing activities                      (3,724,253)      5,593,374         351,338
                                                                        -----------     -----------     -----------

Increase (decrease) in cash and cash equivalents                           (512,687)      1,071,570        (165,879)

Cash and cash equivalents at beginning of year                            1,093,176          21,606         187,485
                                                                        -----------     -----------     -----------

Cash and cash equivalents at end of year                                $   580,489     $ 1,093,176     $    21,606
                                                                        ===========     ===========     ===========

Cash paid (received) during the year for:
      Interest                                                          $ 1,164,308     $   730,647     $   772,257
      Income taxes, net of refunds received                               2,293,200         900,072         (39,415)

Supplemental schedule of noncash investing and
financing activities:                                                                                   $   507,316
         Capital leases                                                 $    70,873     $   248,706
         Fair market value of common stock
            Issued for acquisition                                                          451,000

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
                                                                   ============      ============

Note 4.  Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventoried costs relating to long-term contracts are stated at actual production cost. Inventories consist of:

                                December 31
                                ------------------------------------------
                                              1998               1997
                                ------------------------------------------

Finished goods                            $     239,925      $     882,378
Work-in-progress                              8,176,672          6,344,798
Raw materials and supplies                    8,671,324          6,571,791
                                          -------------      -------------
                                          $  17,087,921      $  13,798,967
                                          =============      =============

Note 5.  Property, Plant, and Equipment

Property, plant and equipment are stated at cost and consist of:

                                      December 31
                                      ------------------------------------
                                                   1998            1997             Estimated Useful Life
                                      ------------------------------------
Land and improvements                          $   803,365     $   737,365
Buildings                                        7,766,606       6,934,411             25-31.5 years
Machinery and equipment                         13,489,504      11,430,507               3-12 years
Tooling                                         13,336,445      12,447,568                See below
                                               -----------     -----------
                                                35,395,920      31,549,851
Accumulated depreciation and amortization       16,199,252      13,887,690
                                               -----------     -----------
                                               $19,196,668     $17,662,161
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

Note 10.  Stock Options

Options activity during the years ended December 31, 1998, 1997, and 1996 is as follows:

                                                       Number of       Exercise         Weighted
                                         Number         Shares           Price      Average Exercise
                                        of Shares     Exercisable      Per Share     Price Per Share
                                        ---------     -----------    ------------   ----------------
Outstanding at January 1, 1996            870,450         683,050    $.66 - $2.19        $  .98

     Options granted under 1990 Plan       75,000                     .63 -  1.13           .96
     Options exercised                    (86,450)                    .63 -   .69           .67
                                       ----------

Outstanding at December 31, 1996          859,000         720,000     .67 -  2.19          1.01

     Options granted:
       Under 1990 Plan                     80,000                            1.38          1.38
       Directors                          100,000                            1.38          1.38
     Options exercised                    (16,000)                    .67 -  2.19          1.30
     Options canceled                      (6,000)                    .83 -  2.19          1.57
                                       ----------

Outstanding at December 31, 1997        1,017,000         866,000     .67 -  2.19          1.07

     Options granted:
       Under 1990 Plan                    228,000                            2.38          2.38
       Directors                           50,000                            2.50          2.50
     Options exercised                   (110,000)                    .67 -  1.70           .85
     Options canceled                     (50,000)                            .72           .72
                                       ----------

Outstanding at December 31, 1998        1,135,000         867,600     .67 -  2.50          1.43
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

Note 11.  Income Taxes

Significant components of the Company's deferred tax assets (liabilities) as of December 31, 1998 and 1997 are as follows:

                                                  1998            1997
                                              --------------------------
Current
  Uniform inventory capitalization            $   174,000    $   117,000
  Uniform tooling capitalization                  102,000         73,000
  Expense and loss accruals                     1,708,000        764,000
  Net Operating loss carryforwards                200,000        200,000
                                              -----------    -----------
     Total current deferred tax assets        $ 2,184,000    $ 1,154,000
                                              ===========    ===========

Long-term
  Net Operating loss carryforwards            $   444,000    $   557,000
  Tax credit carryforwards                        101,000        101,000
                                              -----------    -----------
     Total long-term deferred tax assets          545,000        658,000
Valuation allowance                              (210,000)      (410,000)
                                              -----------    -----------
  Net long-term deferred tax assets               335,000        248,000

  Tax over book depreciation                   (1,050,000)    (1,088,000)
  Other - net                                      49,000         52,000
                                              -----------    -----------
     Total long-term deferred tax liabilities  (1,001,000)    (1,036,000)
                                              -----------    -----------

     Net long-term deferred tax liabilities   $  (666,000)   $  (788,000)
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

Financial information segregated by reportable product segments is as follows:

                              For the Years Ended December 31
                              ----------------------------------------------------------------
                                                      1998             1997           1996
                              ----------------------------------------------------------------
Sales
   Engine and airframe products and services       $50,731,000     $42,601,000     $28,184,000
   Test facilities and equipment                    45,061,000      13,203,000       6,683,000
                                                   -----------     -----------     -----------
Consolidated Sales                                 $95,792,000     $55,804,000     $34,867,000
                                                   ===========     ===========     ===========

Operating income (loss)
   Engine and airframe products and services       $ 5,553,000     $ 3,662,000     $ 2,132,000
   Test facilities and equipment                     3,547,000       1,069,000        (192,000)
   Other                                            (2,005,000)       (508,000)        125,000
                                                   -----------     -----------     -----------
Consolidated Operating Income                      $ 7,095,000     $ 4,223,000     $ 2,065,000
                                                   ===========     ===========     ===========

Depreciation and Amortization
   Engine and airframe products and services       $ 2,125,000     $ 1,905,000     $ 1,803,000
   Test facilities and equipment                     1,096,000         858,000         703,000
   Other                                               151,000         135,000         120,000
                                                   -----------     -----------     -----------
Consolidated Depreciation and Amortization         $ 3,372,000     $ 2,898,000     $ 2,626,000
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
                                               ===========   ==========   ===========   ==========

Information concerning principal geographic areas is set forth below:

              For the Years Ended December 31
              ---------------------------------------------------------------------
                                            1998            1997            1996
              ---------------------------------------------------------------------
Sales by Geographic Areas
     United States                     $ 50,736,000    $ 43,802,000    $ 28,843,000
     Far East:
        Thailand                         15,008,000         614,000
        Other Far East                   10,126,000       2,246,000       2,228,000
     Europe                               7,189,000       5,925,000         323,000
     Americas - other                     4,799,000       2,430,000       2,233,000
     Other Areas                            934,000         787,000       1,240,000
                                       ------------    ------------    ------------
Consolidated                           $ 95,792,000    $ 55,804,000    $ 34,867,000
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